KGHM Polska Miedź S.A. SA-PS 2002 EXEMPTION NUMBER: 82-4639 in '000PLN

POLISH SECURITIES AND EXCHANGES COMMISSION

00-950 WARSAW PLAC POWSTAŃCÓW WARSZAWY 1

the Half-Year Consolidated Report SA-PS 2002

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139 ... from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

SUPPL

For the period from 1 January 2002 to 30 June 2002,
and for the period from 1 January 2001 to 30 June 2001 Publication date: 7 October 2002

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	[redacted]y)
Marii Curie – Skłodowskiej	48
(street)	mber)

02055321

48 76 84 78 280	48 76 8	Z.KGHM.pl
(telephone)	(fax)	(e-mail)
692-000-00-13	390021764	www.kghm.pl
(NIP)	(REGON)	(www)

02 OCT -9 AM 9:15

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

The half-year consolidated report includes:

☒ Auditor's report on the review of the half-year consolidated financial statement

☐ Auditor's opinion and auditor's report on the review of the consolidated financial statement (§62, section 6, point 2 and §62, section 6, point 2 of the above Decree)

☒ The consolidated financial report:

- ☒ Introduction
- ☒ Consolidated Balance Sheet
- ☒ Consolidated Profit and Loss Account
- ☒ Description of Changes in Consolidated Shareholders' Funds
- ☒ Consolidated Statement of Cash Flows
- ☒ Additional Informations and Explanations

☒ Management's Commentary (Report on the Capital Group of the Company's Activities)

☐ The half-year consolidated financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with

- ☐ Audit report on the review of the half-year consolidated financial statement
- ☐ Auditor's opinion about this consolidated financial report (§59, section 2, §63 section 2and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2002	H1/2001	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials	2 493 261	2 578 333	673 381	720 084
II. Operating profit (loss)	107 288	78 878	28 976	22 029
III. Profit (loss) before taxation	(18 857)	49 000	(5 093)	13 685
IV. Net profit (loss)	(63 812)	6 917	(17 234)	1 932
V.Net cash flow from operations	232 114	42 430	62 689	11 850
VI. Net cash flow from investing activities	(274 295)	(718 146)	(74 082)	(200 566)
VII. Net cash flow from financing activities	139 850	736 695	37 771	205 746
VIII. Total net cash flow	97 669	60 979	26 378	17 030
IX. Total assets	8 043 043	8 002 256	2 006 197	2 368 723
X. Liabilities and provisions for liabilities	4 837 406	4 000 631	1 206 606	1 184 214
XI.Long term liabilities	272 223	280 346	67 901	82 984
XII. Short term liabilities	3 136 212	2 442 600	782 273	723 026
XIII. Shareholders' funds	3 186 613	3 981 911	794 845	1 178 673
XIV. Share capital	2 000 000	2 000 000	498 865	592 014
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	(0.32)	0.07	(0.09)	0.01
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	15.93	19.91	3.97	5.89
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE CONSOLIDATED FINANCIAL REPORT FOR THE FIRST HALF OF 2002

CAPITAL GROUP
KGHM „POLSKA MIEDŹ" S.A.

AUDITOR'S REVIEW REPORT ON CONSOLIDATED FINANCIAL STATEMENTS FOR 6 MONTHS ENDED 30 JUNE 2002

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 01
511 08 02, 511 08 03
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www: deloitteCE.com

Deloitte & Touche

AUDITOR'S REPORT ON REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY 2002 TO 30 JUNE 2002

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have reviewed the accompanying consolidated financial statements of the Capital Group, for which KGHM Polska Miedź S.A. ("the Company") is the parent company located in Lubin, ul. Marii Curie Skłodowskiej 48, comprising:

- consolidated balance sheet as of 30 June 2002, which shows total assets and liabilities of 8,043,043 thousand PLN (8,043,042,641.37 PLN),
- consolidated profit and loss account for the period from 1 January 2002 to 30 June 2002, showing a net loss of 63,812 thousand PLN (63,811,939.46 PLN),
- statement of changes in shareholders' equity, showing a balance as at 1 January 2002 of 3,220,997 thousand PLN (3,220,996,282.20 PLN) and a balance of 3,186,613 thousand PLN (3,186,612,742.09 PLN) as at 30 June 2002
- consolidated cash flow statement, showing a net increase in cash and cash equivalents during the period from 1 January 2002 to 30 June 2002 of 97,669 thousand PLN (97,669,627.94 PLN), and
- additional information including:
  - introduction,
  - explanatory notes.

Truth and fairness of the information contained in these consolidated financial statements is the responsibility of the Management Board of KGHM Polska Miedź S.A. Our responsibility was to conduct a review of these financial statements.

Our review was conducted in accordance with:

- auditing standards issued by the National Chamber of Chartered Accountants (KIBR), and

- the Ordinance of the Council of Ministers of 16 October 2001 on current and periodic information presented by companies issuing securities, .

Except as discussed in the following paragraph, we have conducted our review primarily on the basis of analytical procedures applied to the data contained in the consolidated financial statements and in the consolidation documentation and on the basis of inquiries of the Management Board and Company accounting personnel.

The scope and methods applied in a review of consolidated financial statements differ significantly from those of an audit. The objective of the review is not to express an opinion on the truth and fairness of the financial statements and we therefore do not express any such opinion.

Subordinated entities of KGHM Polska Miedź S.A. carried out in their accounting records under the date of 1st January 2002 the restatement of the closing balance as at 31st December 2001 for the purpose of amended Polish Accounting Law. The objective of our review was not to confirm the correctness of opening balances after restatement, which after the auditor examination as at 31st December 2002 may change.

As it is described in point 15.10 of the introduction to the half-year financial statement the Companies from Capital Group KGHM Polska Miedź S.A. didn't analyse its signed contracts to identify embedded derivative instruments. In accordance with the law in force from 1st January 2002 the Company is obliged, under some conditions, to separately value and recognise host contracts and embedded derivatives. The information needed to quantify the effects of recognition and measurement of the embedded derivatives bifurcation from the host contracts is not reasonably determinable from KGHM Polska Miedź S.A. accounts and records and from consolidation packages of the subordinated entities.

Based on our review, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter discussed in preceding paragraph, nothing has come to our attention that causes us to believe that the attached consolidated financial statement do not give a true and fair view of the financial situation of the financial position of the Capital Group KGHM Polska Miedź S.A. as at 30 June 2002, and its financial results and profitability for the period from 1 January 2002 to 30 June 2002 in accordance with accounting principles outlined in the Accounting Law dated 29 September 1994 and other applicable regulations.

The above review report is a translation from the original Polish version. In the case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached consolidated financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Certified auditor:

Lidia Pstrocka - Piorun
No. 9698/7252

persons representing entity:

Maria Rzepnikowska
Chairman of the Board

Wacław Nitka
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa

Entity entitled to audit financial
statements entered under the number 73 on the list kept
by the National Chamber of Certified Auditors

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL REPORT OF THE CAPITAL GROUP FOR THE FIRST HALF OF 2002

TABLE OF CONTENTS

INTRODUCTION TO THE HALF-YEAR CONSOLIDATED FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedź S.A., the dominant entity of a Capital Group, with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.

The basic business of the dominant entity comprises:

- the mining of metals ores,
- the production of copper, precious metals, other non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- the management of metallic wastes, scraps and industrial wastes,
- wholesale sales based on direct or contractual payments,
- financial holding associations,
- geological-exploratory activities, engineering and technical services for industry, mining and transport enterprises, environmental protection,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, the distribution of gaseous fuels through a supply network,
- professional rescue activities, and
- air transport.

The shares of the dominant entity of the Capital Group are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

Basic activity segments of the Capital Group comprise:

- production of copper, goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

2. TIME FRAME OF DOMINANT ENTITY AND OF ENTITIES OF THE CAPITAL GROUP

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the dominant entity and subsidiaries is unlimited, except PEW Aquakonrad S.A. under liquidation.
The legal antecedent of the dominant entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements presented in the report comprise:

- the current period from 1 January to 30 June 2002, and
- the comparative period from 1 January to 30 June 2001.

4. COMPOSITION OF BODIES OF THE DOMINANT ENTITY

The bodies of the dominant entity in the current period are comprised of:

The Management Board

Stanisław Speczik	President of the Management Board
Stanisław Siewierski	First Vice President of the Management Board
Witold Bugajski	Vice President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board
Jarosław Andrzej Szczepek	Vice President of the Management Board

The Supervisory Board

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Wiktor Błądek	Member of the Supervisory Board (to 4 January 2002)
Józef Czyczerski	Member of the Supervisory Board
Leszek Hajdacki	Member of the Supervisory Board (from 26 June 2002)
Witold Koziński	Member of the Supervisory Board
Ryszard Kurek	Member of the Supervisory Board
Janusz Maciejewicz	Member of the Supervisory Board
Marek Wierzbowski	Member of the Supervisory Board

5. COMBINED DATA OF THE FINANCIAL REPORT.

The consolidated financial report for the given financial period and comparable prior period was prepared as the sum of the dominant entity's financial statement - representing the combined financial statements of the dominant entity's divisions, following elimination of mutual revenues and costs and of mutual debtor and creditor balances - and of the individual financial statements of the subsidiaries of the Capital Group.

6. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

7. GOING CONCERN CONSIDERATION

The financial statements of the Capital Group have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

8. ORGANISATIONAL STRUCTURE OF RELATED GROUP ENTITIES AS AT 30 JUNE 2002


Dominant entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
Energetyka Sp. z o.o
Miedziowe Centrum Zdrowia S.A.
CBiPM Cuprum Sp. z o.o.
KGHM Polish Copper Ltd
Centrum Badania Jakości Sp. z o.o.
PEW Aquakonrad S.A. in liquidation
Pol-Miedź Trans Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM Congo s.p.r.l.
KGHM Metraco Sp. z o.o.
Telefonia Dialog S.A.
TUW CUPRUM *
KGHM Metale S.A.
Polskie Centrum Promocji Miedzi S.A.
FNS Lefana Sp. z o.o.
WFP Hefra S.A.
WMN Sp. z o.o.
Dolnośląska Spółka Inwestycyjna S.A.
ZM Legmet Sp. z o.o.
PeBeKa S.A.
DFM Zanam Sp. z o.o.
INOVA Sp. z o.o.
DKE Oława Sp. z o.o.
KWARCE S.A.
Interferie Sp. z o.o.
Zakład Wyrobów Gumowych Sp. z o.o.
Associates and indirect associates
Fosroc-Ksante Sp. z o.o.
Walcownia Metali "Łabędy" S.A.
Energomedia "Łabędy" Sp. z o.o.
Walcownia Blach Sp. z o.o. in bankruptcy
PHP Mercus Sp. z o.o.
Naturopak Sp. z o.o.
Agrea - Lubin S.A.
Indirect associates not valued by equity method
PU Mercus Serwis Sp. z o.o.
PH Mercus Plus Sp. z o.o.
PHU Mercus Bis Sp. z o.o.
PHU Lubinpex Sp. z o.o.

* entity not being a commercial-law company having a different type of activity, valued by equity method

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

9. ENTITIES OF THE CAPITAL GROUP SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Court or other registrar	Character of capital relationship	Consolid. method applied	% of share capital	Voting interest in the General Meeting
1.	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
2.	KGHM Polish Copper Ltd.	London	Copper trade	The Registrar of Companies, Companies House, Crown Way, Cardiff, CF4 3UZ	subsidiary	full	100.00	100.00
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
4.	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
5.	KGHM Metale S.A.	Legnica	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
7.	PEW Aquakonrad S.A.in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	90.40	84.11
8.	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	99.99	99.99
9.	KGHM Kupferhandelsges mbH.	Vienna	Copper trade	Regional Court in Vienna	subsidiary	full	100.00	100.00
10.	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
11.	KGHM Congo sprl	Lubumbashi	Ore extraction services	Tribunal de Grande Instance de Lubumbashi	subsidiary	full	99.98	99.98
12.	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
13.	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	91.75	91.75
14.	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
15.	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
17.	ZM Legmet Sp. z o.o.	Legnica	Production of mining machines, metals smelting	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
18.	INOVA Sp. z o.o.	Lubin	Equipment testing and control and research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
19.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and indust. wastes	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
20.	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	99.97	99.97
21.	DFM Zanam Sp. z o.o.	Polkowice	Construction and repairs of machines	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
22.	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly subsidiary	full	73.91	73.91
23.	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations (from 05.08.2002)	indirectly subsidiary	full	70.65	70.65
24.	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from arti.and ceramic materials; finished and semi-fin.products,services	Regional Court for Capital City of Warszawa, Section XIX (Economic) of the National Court of Registrations	indirectly subsidiary	full	90.24	90.24
25.	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	Legnica	Production and sale of stainless, plated and silver cuttlery, ceramics, products from silver and crystal, finished and semi-finished products and services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	90.24	90.24
26.	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	equity method	95.94	95.94
27.	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals,glues;production and sale of mineral water and non-carbonated bev.	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	associated	equity method	30.00	30.00
28.	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	27.50	27.50
29.	Agrea - Lubin S.A.	Lubin	growing of vegetables, garden plants and nursery gardening	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	49.30	49.30
30.	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	46.27	46.27
31.	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly associated	equity method	34.11	34.11
32.	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly associated	equity method	34.11	34.11

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

10. ENTITIES EXCLUDED FROM CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Character of capital relationship	Reason for exclusion from consolidation or equity method valuation	Percentage of share capital owned	Voting interest in General Meeting	Shareholders' funds of entity	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
	a	b	c	d	e	f	g	h	i	j	k
1.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly associated	Low turnover and value of assets	46.27	46.27	161	828	50	338
2.	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	Jelenia Góra	Wholesale sales of electrical and household goods, and of goods from porcelain and ceramics, wallpaper, wooden goods, construction materials and metallic goods, and retail sales of consumables.	indirectly associated	Low turnover and value of assets	20.82	20.82	3 501	2 085	(309)	5 797
3.	Przedsiębiorstwo Handlowo - Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly associated	Low turnover and value of assets	23.14	23.14	220	1 556	(413)	1 940
4.	Przedsiębiorstwo Handlowo - Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food-related services	indirectly associated	Low turnover and value of assets	37.02	37.02	6 341	15 981	459	9 393
5.	Walcownia Blach Sp. z o.o. in bankruptcy	Gliwice	production and processing of non-ferrous and precious metals	indirectly associated	not subject to valuation by equity method	34.11	34.11	(2 011)	2	(26)	131

11. SHARE OF ENTITIES WITHIN THE CAPITAL GROUP IN THE CAPITAL OF OTHER ENTITIES IN THE CAPITAL GROUP

Item	Name of entity	Value of share capital	Name of entity with share in the capital of the entity	Share capital owned	
				nominal value	%
1.	2.	3.	4.	5.	6.
1.	Polskie Centrum Promocji Miedzi S.A.	100	KGHM Metale S.A.	65	65.00
-			CBPM Cuprum Sp. z o.o.	3	2.50
-			KGHM Metraco Sp. z o.o.	3	2.29
-			Walcownia Metali "Łabędy" S.A.	3	0.85
2.	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	10 200	KGHM Polska Miedź S.A.	9 500	93.14
-			Interferie Sp. z o.o.	50	0.49
			DFM Zanam Sp. z o.o.	25	0.25
			INOVA Sp. z o.o.	25	0.25
-			PeBeKa S.A.	163	1.59
-			PHP Mercus Sp. z o.o.	50	0.23
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	36 914	KGHM Metale S.A.	23 444	63.51
-			Walcownia Metali "Łabędy" S.A.	11 262	10.41

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

12. CHANGES TO ENTITIES SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD IN THE PERIOD COVERED BY THE CONSOLIDATED FINANCIAL REPORT

Item	Name of the entity	Status of entity as at 31.12.2001	Date of status change	Cause of status change	Status of entity as at 30.06.2002	Shareholders funds	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
1	2	3	4	5	6	7	8	9	10
1.	Agrea Lubin S.A.		01.01.2002	aquisition of shares	associated valuation by equity method				
2.	Odlewnia Metali Nieżelaznych Sp. z o.o.	indirectly subsidiary	17.06.2002	liquidation completed		12	213	(170)	136
3.	Cuprum Bank S.A.	associated	26.03.2002	sale of shares	sold outside Group	44 269	96 791	129	524 369
4.	Zakład Usług Wielobranzowych Sp. z o.o.	indirectly subsidiary	28.06.2002	sale part of shares	other entity excluded from consolidation	4 393	43 495	(56)	12 941
5.	LCB Inkubator Przedsiębiorstw S.A.	associated, excluded from consolidation	15.05.2002	liquidation completed		lack of data	lack of data	lack of data	lack of data
6.	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	company which is not commercial entity, excluded from consolidation	01.01.2002	start of valuation by equity method	entity valuation by equity method	18 738	4 251	3 522	35 980

13. COMPARABILITY OF STATEMENTS

Data for comparable prior periods (the first half of 2001 and the full year 2001) were restated based on accounting principles in force as at 1 January 2002 in order to insure comparability. A description of these differences in relation to previously - published reports is presented in Additional Explanatory Note nr 16.

14. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the consolidated financial report in the auditor's opinions in the comparable prior periods.

15. ACCOUNTING PRINCIPLES, VALUATION METHODS FOR ASSETS AND LIABILITIES, DETERMINATION OF THE FINANCIAL RESULT CONSOLIDATION PROCEDURES OF FINANCIAL STATEMENTS

In the presented periods the entities of the Capital Group applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

An exception to this are subsidiaries operating under the regulations of other countries:

- KGHM Polish Copper Ltd. (Great Britain),
- KGHM Kupferhandelsgesellschaft (Austria) , and
- KGHM Congo s.p.r.l. (Republic of Congo).

To meet the requirements of the consolidated report, the financial statements of these entities include adjustments aimed at applying the principles used in the Capital Group.

Furthermore, some indirect subsidiaries in their own financial statements do not apply accounting principles used by the Capital Group as respects to employee benefits provisions.
Appropriate adjustments were made in the financial statements of entities of major importance to the Capital Group, in order to bring them in line with the accounting principles applied by the Capital Group.

15.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, tenancy or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of completed research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

15.2 Tangible fixed assets

Tangible fixed assets include:
- • fixed assets
- real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred),
- livestock, and
- • fixed assets under construction and advances on fixed assets under construction.

Fixed assets also include external fixed assets used under a lease, tenancy or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The entities of the Capital Group recognise as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, valued based on property assessment documents,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994, and
- fixed assets destined to be liquidated, until the liquidation.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured, their manufacturing cost.

Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously - made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.

The entities of the Capital Group make write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.

Balance sheet depreciation write-offs are applied based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations applied by the entities of the Capital Group, based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

15.3. Long term investments

Long term investments comprise assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible assets not used by the Capital Group, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the entities of the Capital Group, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.
At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.
In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.
Long term loans are valued at the amount due for payment, with the prudence principle retained.

15.4. Inventory

Inventory is comprised of:
- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and
- advances on deliveries.

During the year, inventories mentioned above are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products - finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

15.5. Long term contracts

Entities of the Capital Group apply a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract.

15.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits.

From the point of view of maturity, these debtors are recognised as either long term or short term assets.
Recognised as long term assets are those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
Recognised as short term assets are trade debtors regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.

Debtors denominated in foreign currencies are valued based on the following rates:

- on the transaction date – at the average rate set for the given currency by the NBP.
  For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,
- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the entities of the Capital Group realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

Provisions for doubtful debtors are created.

15.7. Short term investments

Recognised as short term investments are those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).

Investments denominated in foreign currencies are valued based on the following rates:

- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle transactions for the entities of the Capital Group with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

15.8 Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the entity of the Capital Group becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

15.8.1 Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

15.8.2 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

15.8.3 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

15.8.4 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:

a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and

b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b*) Cash flow hedges*

Cash flow hedges:

a) hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that

b) will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

15.8.5 Dedesignation of hedges

The entity of the Capital Group ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the entity withdraws a designation of a given financial instrument as a hedge. The entity of the Capital Group may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from derivative instruments is recognised as financial income or costs, while in the cash flow statement as operating activities.

15.9 Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the dominant entity

According to Risk Management Policy, the dominant entity, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.

The accounting policy applied should reflect such hedges in the financial statements of the dominant entity.

The purpose of risk management is to eliminate the currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the dominant entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.

This hedge relates to revenues which will take place after the liabilities (credit) maturity date

Thanks to this hedging, the dominant entity achieves a stable spot exchange rate for future revenues for the period of the hedge.
At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.
This hedging relationship is of a future cash flow hedging nature.

15.10 Embedded financial instruments

Neither the accounts of the entities of the Capital Group nor the consolidated financial report reflect embedded financial instruments.
These instruments will be identified and presented in the annual report for the financial year.

15.11 Prepayments,

Recognised under prepayments are costs incurred or assets consumed which relate to future financial periods, for which their value has been reliably established and which will produce future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- costs of telecommunications licences,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on credit and loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The entities of the Capital Group apply an individually-estimated period for write-offs of prepayments, depending on their type and value.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

15.12 Shareholders' Funds

Shareholders' Funds consist of:

- share capital of the dominant entity shown at nominal value,
- reserve capital,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of entities of the Capital Group,
- retained profit or uncovered losses from prior years, and
- net profit of the current financial period.

15. 13 Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets.

Liabilities consist of:
- financial liabilities due to credit and loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,

- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.

Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,
- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the entities of the Capital Group realises its largest turnover related to foreign-denominated liabilities, but no higher than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of credit or loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the credit was drawn, but no lower than the average rate established for the given currency by the NBP.

15.13.1 Contingent liabilities – off-balance sheet.

Recognised as contingent liabilities are potential future obligations to provide benefits, whose arising is dependent upon the existence of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

15. 13.2 Provisions

Provisions are created for certain or probable future liabilities, whose value may be reliably estimated.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future expenditure relating to mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The value of provisions is estimated internally.

The provision for deferred income tax is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
Provisions for future employee benefits as at 30 June 2002 in the dominant entity were valued by actuarial methods. These provisions were divided into long and short term based on proportions set using statistical methods by an actuary. Provisions in other Capital Group entities remain as valued at 31 December 2001. These provisions were divided into long and short term based on estimations of actual payments.

15. 13.3 Accruals

Recognised as accruals, shown in the balance sheet under shareholders funds and liabilities are probable liabilities chargeable to the current financial period which arise from benefits obtained by the entities of the Capital Group from contracted parties, if the value of the liability is known or may be reliably estimated, or which arises from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

15.13.4 Deferred income

Deferred income includes:
- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice, due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

15.14 Revenues, costs, financial result

15.14.1 Revenues

Entities of the Capital Group recognise as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.

Also recognised as revenues are:
1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and charges received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,

- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

15.14.2 Costs

As costs are recognised the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by shareholders or owners.

Also recognised as costs are:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs with the exception of provisions for financial liabilities,
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilised production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial liabilities and on other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Changes were made to accounting principles in the current financial period, aimed at adapting them to the changes in the Accounting Act dated 29 September 1994.
Data of the comparable financial periods were restated to the principles prevailing in the current period.

15.15 The consolidation procedures of the Capital Group.

15.15.1 Organisational procedures:

1. At each balance sheet date the dominant entity determines the composition and structure of the Capital Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, co-ownership or a significant level of influence was assumed, to the date on which control, co-ownership or the significant level of influence was lost,
3. Consolidation does not include: subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994,
4. Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Capital Group. Data from entities applying different accounting principles are restated in accordance with principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,

7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the subsidiaries expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, agree upon mutual transactions for the period and mutual settlements at the balance sheet date.

15.15.2 Methodological procedures.

1. Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and of consolidation exclusions and adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Capital Group, and after consolidation exclusions,
- shares in associates, shares in subsidiaries of a different business type, and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

2. Consolidation adjustments

2.1. goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date control over these subsidiaries was assumed, being either goodwill or negative goodwill, is subject to write-off to the consolidated profit and loss account. Goodwill is written off based on the straight line method over five years, starting the month the control was assumed. In individually justifiable cases write-offs are done over 20 years time,
- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above,

2.2. Exclusions from consolidation

- adjustment of shares in associates valued by the equity method by the amount of equity increase or decrease in this entity by the investor, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies into Polish currency,
- exclusion of the turnover in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Capital Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of mutual debtors and liabilities of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Capital Group,
- exclusion from equity of the minority interest.

16. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EURO, as set by the Polish National Bank, were as follows:

	current period	comparable period
1.exchange rate on the last day of the period	4.0091	3.3783
2.average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.7026	3.5806
3.highest rate in the period (Tab.nr 124/A/NBP/2002, Tab. nr 8/A/NBP/2001)	4.0091	3.9189
4. lowest rate in the period (Tab.nr 5/A/NBP/2002, Tab.nr 113/A/NBP/2001)	3.5015	3.3564

17. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EURO.

1. Basic balance sheet items

	as on the last day in 000' EURO	
	current period	comparable period
Assets in total	2 006 197	2 368 723
I. Fixed assets	1 484 487	1 750 795
II. Current assets	521 710	617 928
Shareholders' funds and liabilities	2 006 197	2 368 723
I. Shareholders' funds	794 845	1 178 673
II. Minority interest	4 568	5 259
III Negative goodwill of subordinated entities	178	577
IV Liabilities and provisions for liabilities	1 206 606	1 184 214

The EURO exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.0091.
The EURO exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.3783.

2. Basic profit and loss account items

	in 000' EURO	
	current period	comparable period
I. Revenues from the sale of products, goods and materials	673 381	720 084
II. Cost of sale of products, goods and materials	549 059	586 050
III. Gross profit (loss) from sales	124 322	134 034
VI. Profit (loss) from sales	34 093	30 347
IX Operating profit	28 976	22 029
XIII Profit (loss) before extraordinary items and taxation	(5 573)	17 431
XIV Extraordinary items	349	(393)
XV Goodwill of subordinated entities write-off		(3 555)
XVI Negative goodwill of subordinated entities write-off	131	202
XVII.Profit (loss) before taxation	(5 093)	13 685
XXII. Net profit (loss)	(17 234)	1 932

For calculating the profit and loss account for the current period the EURO exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 3.7026.
For calculating the profit and loss account for the comparable period the EURO exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.5806.

3. Basic cash flows items

	in 000' EURO	
	current period	comparable period
A. Net cash flow from operations	62 689	11 850
B. Net cash flow from investing activities	(74 082)	(200 566)
C. Net cash flow from financing activities	37 771	205 746
D. Total net cash flow (A+/-B+/-C)	26 378	17 030
E. Change in balance of cash and cash equivalents (*)	19 649	24 586
F. Cash and cash equivalents – beginning of the period	38 781	46 379
G. Cash and cash equivalents – end of the period (F+/-D)	58 430	70 965
(*) Exchange rate differences	(6 729)	7 556

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.7026,
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219
- data in G – as set by the NBP as at 30 June 2002, i.e. 4.0091.

For calculating the data of the cash flow statement for the comparable period the following EURO exchange rates were applied:

- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.5806,
- data in F – as set by the NBP as at 31 December 2000, i.e. 3.8544,
- data in G – as set by the NBP as at 30 June 2001, i.e. 3.3783.

18. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

Entities of the Capital Group applied accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

Differences between the accounting principles applied by the Capital Group and those of IAS arise as a result of the matters described below:

18.1 Accounting for the effects of hyperinflation in prior years

In the financial statements the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

18.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

18.3 Provisions for mine closure costs

The dominant entity creates provisions for anticipated mine closure costs using the unit of production method, i.e. the costs of creating such provisions are charged to all financial periods until the end of exploitation, in proportion to the amount of ore excavated in a given period to that of the entire anticipated amount to be

excavated. This provision reflects costs associated with the future liquidation of existing mining works which will be incurred during the cessation of mining activities.

Changes in the amount of this provision at each balance sheet date result from changes in the estimated cost of liquidation and reflect the impact of discounting as set at the end of 2001. The effects of such changes are reflected in the profit and loss account.

According to IAS, liabilities arising from the costs of future mine liquidation arise at the time and as a result of a mine's construction, and should be recognised as a portion of the costs of construction of a given asset. This cost, calculated according to a fair value, is in turn depreciated together with other costs of construction of the given asset. As a result, the provision currently recognised in the balance sheet reflects the current value of all costs of mine liquidation arising from the current state of the mine works.

18.4 Specialised spare parts

In the financial statements of the dominant entity spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

18.5 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this half-year consolidated financial report.

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

EXEMPTION NUMBER: 82-4639

CONSOLIDATED BALANCE SHEET

	Note	H1/2002	2001	H1/2001
ASSETS				
I. Fixed Assets		5 951 458	5 920 420	5 914 709
1. Intangible fixed assets, of which:	1	578 031	606 595	818 452
- goodwill		2 152	2 285	2 829
2. Goodwill of subordinated entities	2			112 609
3. Tangible fixed assets	3	4 542 626	4 522 046	4 148 269
4. Long term debtors	4, 9	3 886	3 898	4 371
4.1. From related entities				
4.2. From other entities		3 886	3 898	4 371
5. Long term investments	5	623 477	619 800	615 068
5.1. Real estate		5 068		
5.2. Intangible fixed assets				
5.3. Long term financial assets		618 409	619 800	615 068
a) in related entities, of which:		38 890	43 152	42 954
-shares in subordinated entities valued by the equity method		38 883	43 145	42 948
- shares in subsidiaries and co-subsidiaries not subject to consolidation				
b) in other entities		579 519	576 648	572 114
5.4. Other long term investments				
6. Long term prepayments	6	203 438	168 081	215 940
6.1. Deferred tax asset		192 593	158 264	199 485
6.2. Other prepayments		10 845	9 817	16 455
II. Current assets		2 091 585	1 943 204	2 087 547
1. Inventory	7	1 080 821	998 836	1 021 742
2. Short term debtors	8, 9	597 735	579 687	509 391
2.1. From related entities		5 628	1 224	2 715
2.2. From other entities		592 107	578 463	506 676
3. Short term investments	10	321 487	322 698	477 230
3.1 Short term financial assets		321 487	322 698	477 230
a) in related entities			389	8 259
b) in other entities		87 235	185 726	229 230
c) cash and cash equivalents		234 252	136 583	239 741
3.2. Other short term investments				
4. Short term prepayments	11	91 542	41 983	79 184
Total assets		8 043 043	7 863 624	8 002 256

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 186 613	3 220 997	3 981 911
1. Share capital	13	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares	14			
4. Reserve capital	15	1 227 680	1 423 463	1 407 966
5. Revaluation reserve capital	16	759 869	744 149	758 536
6. Other reserve capital	17	648	510	510
7. Exchange rate differences arising from subordinated entities		20 120	17 755	16 950
a. positive exchange rate differences		20 120	17 755	16 950
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years		(757 892)	(222 210)	(208 968)
9. Net profit (loss)		(63 812)	(742 670)	6 917
10. Write-off of net profit in the financial year (negative value)	18			
II. Minority interest	19	18 312	15 447	17 764
III. Negative goodwill of subordinated entities	20	712	1 216	1 950

IV. Liabilities and provisions for liabilities		4 837 406	4 625 964	4 000 631
1. Provisions for liabilities	21	1 222 533	1 161 661	927 933
1.1. Provision for deferred income tax		118 496	104 265	77 138
1.2. Provision for retirement and related benefits		692 172	696 434	530 611
a) long term		641 216	641 230	480 803
b) short term		50 956	55 204	49 808
1.3. Other provisions		411 865	360 962	320 184
a) long term		288 816	261 762	240 536
b) short term		123 049	99 200	79 648
2. Long term liabilities	22	272 223	253 878	280 346
2.1. Toward related entities				
2.2. Toward other entities		272 223	253 878	280 346
3. Short term liabilities	23	3 136 212	3 136 787	2 442 600
3.1. Toward related entities		30 391	22 226	16 035
3.2. Toward other entities		3 031 527	3 058 549	2 356 961
3.3. Special funds		74 294	56 012	69 604
4. Accruals and deferred income	24	206 438	73 638	349 752
4.1. Negative goodwill				
4.2. Other accruals and deferred income		206 438	73 638	349 752
a) long term		2 508	2 692	4 595
b) short term		203 930	70 946	345 157
Total shareholders' funds and liabilities		8 043 043	7 863 624	8 002 256

Net assets		3 186 613	3 220 997	3 981 911
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25	15.93	16.10	19.91
Diluted shares outstanding				
Diluted net assets per share (in PLN)	25			

OFF-BALANCE SHEET ITEMS	Note	H1/2002	2001	H1/2001
1. Contingent debtors	26	68 605	74 831	75 388
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		68 605	74 831	75 388
- received guarantees		336	4 530	1 873
- contested State budget issues		49 221	52 520	52 792
- bills of exchange debtors		18 690	14 566	17 266
- other		358	3 215	3 457
2. Contingent liabilities	26	19 496	21 558	1 099 850
2.1. Toward related entities (due to)		17 231	19 666	1 099 424
- granted guarantees		17 231	19 666	1 099 424
2.2. Toward other entities (due to)		2 265	1 892	426
- granted guarantees		2 265	1 892	426
3. Other (due to)		307 234	301 783	347 553
- bills of exchange		34 708	39 286	30 842
- contingent penalties		121	316	
- perpetual usufruct of land		198 478	197 054	194 501
- liabilities connected with the investment in CONGO				69 615
- liabilities due to rationalisation and R&D work, and other unrealised agreements		14 287	22 976	34 920
- contested State budget liabilities		48 685		
- other unresolved and disputed issues		10 955	42 151	17 675
Total Off-Balance Sheet Items		395 335	398 172	1 522 791

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials, of which:		2 493 261	2 578 333
- from related entities		7 676	6 125
1. Net revenue from the sale of products	27	2 417 664	2 452 200
2. Net revenue from the sale of goods and materials	28	75 597	126 133
II. Cost of sale of products, goods and materials, of which:		(2 032 945)	(2 098 409)
- from related entities		(7 299)	(4 673)
1. Cost of manufactured products sold	29	(1 973 993)	(1 989 017)
2. Cost of goods and materials sold		(58 952)	(109 392)
III. Gross profit (I-II)		460 316	479 924
IV. Selling costs	29	(45 578)	(51 926)
V. General administrative costs	29	(288 507)	(319 337)
VI. Profit from sales (III-IV-V)		126 231	108 661
VII. Other operating income		85 764	16 410
1. Profit from disposal of non-financial assets		374	1 650
2. Subsidies		216	164
3. Other operating income	30	85 174	14 596
VIII. Other operating costs		(104 707)	(46 193)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(19 470)	(3 846)
3. Other operating costs	31	(85 237)	(42 347)
IX. Operating profit (loss) (VI+VII-VIII)		107 288	78 878
X. Financial income	32	101 380	236 331
1. Dividends and share in profit, of which:			553
-from related entities			551
2. Interest, of which:		31 804	16 622
- from related entities		271	1 309
3. Profit from the disposal of investments		3 195	
4. Revaluation of investments		83 532	111 436
5. Other		(17 151)	107 720
XI. Financial costs	33	(228 287)	(252 916)
1. Interest, of which:		(85 063)	(63 589)
- for related entities		(231)	(169)
2. Loss from the disposal of investments			(27 092)
3. Revaluation of investments		(51 625)	(136 439)
4. Other		(91 599)	(25 796)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34	(1 016)	121
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)		(20 635)	62 414
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		1 292	(1 408)
1. Extraordinary gains	35	3 342	902
2. Extraordinary losses	36	(2 050)	(2 310)
XV. Write-off of goodwill of subordinated entities		0	(12 730)
XVI. Write-off of negative goodwill of subordinated entities		486	724
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		(18 857)	49 000
XVIII. Taxation	37	(45 732)	(44 809)
a) current taxation		(80 861)	(90 380)
b) deferred taxation		35 129	45 571
XIX. Other obligatory deductions from profit (loss increase)	38		
XX. Share in net profit (loss) of subordinated entities valued by the equity method		1 484	2 197
XXI. Minorities (profit) loss		(707)	529
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	(63 812)	6 917

Net profit (loss) (annualised)		(813 399)	232 316
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	40	(4.07)	1.16
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

KGHM Polska Miedź S.A. SA-PS 2002 EXEMPTION NUMBER: 82-4639 '000 PLN

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS

	H1/2002	2001	H1/2001
I. Shareholders' funds - beginning of the period	3 124 853	4 090 896	4 090 896
a) changes of accounting policies	96 144	59 306	59 306
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 220 997	4 150 202	4 150 202
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issuance of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3.Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	1 425 055	1 035 480	1 035 480
4.1. Changes in reserve capital	(197 375)	387 983	372 486
a) increase, due to:	154 010	484 610	470 115
- issuance of shares over nominal value			
- from profit distribution (statutory)	109	1 046	1 046
- from profit distribution (over statutorily-required minimum value)	8 851	431 947	431 947
- transfer from revaluation reserve capital	2 388	10 124	2 954
- consolidation adjustments	122 061	22 985	21 941
- share in change of capital entities valued by equity method	2 603	1 883	1 883
- other	17 998	16 625	10 344
b) decrease, due to:	(351 385)	(96 627)	(97 629)
- coverage of losses	(206 442)	(6 674)	(6 674)
- share in results of entities valued by equity method	(1 112)	(63 410)	(63 410)
- consolidation adjustments	(17 006)	(19 557)	(19 557)
- write-off of goodwill from prior years	(125 348)	(2 681)	(2 681)
- other	(1 477)	(4 305)	(5 307)
4.2. Reserve capital - end of the period	1 227 680	1 423 463	1 407 966
5. Revaluation reserve capital - beginning of the period	736 046	730 007	730 007
5.1. Changes in revaluation reserve capital	23 823	14 142	28 529
a) increase, due to:	99 123	31 581	40 893
- settlement of derivative instruments	31 053	23 126	34 676
- acquisition granting significant influence		345	345
- revaluation of hedging transactions, in the effective part	62 259		
- other increases	5 811	8 110	5 872
b) decrease, due to:	(75 300)	(17 439)	(12 364)
- disposal of fixed assets	(2 940)	(11 716)	(3 061)
- revaluation of hedging transactions, in the effective part	(59 550)	(3 785)	(7 365)
- sale of shares of entities purchased prior to 1.01.1995		(1 938)	(1 938)
- creation of provisions for temporary timing differences in taxation	(12 808)		
- other decreases	(2)		
5.2. Revaluation reserve capital - end of the period	759 869	744 149	758 536

6. Other reserve capital - beginning of the period	510	414	414
6.1. Changes in other reserve capital	138	96	96
a) increase, due to:	138	96	96
- capital creation from net profit (decision GSM)	138	96	96
b) decrease, due to:			
6.2. Other reserve capital - end of the period	648	510	510
7. Exchange rate differences arising from subordinated entities	20 120	17 755	16 950
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 054 513)	303 612	303 612
8.1. Retained profit from prior years - beginning of the period	57 425	713 594	713 594
a) changes to accounting methodology (policies)	96 654	59 306	59 306
b) corrections due to error			
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	154 079	772 900	772 900
a) increase, due to:	1 528	1 325	
-distribution of profit from prior years			
- consolidation adjustments	1 528	1 325	
b) decrease, due to:	(76 230)	(701 543)	(693 656)
- coverage of loss from prior years	(14 837)	(24 587)	(24 587)
- increase of reserve capital	(8 960)	(432 993)	(432 993)
- increase of other reserve capital	(138)	(95)	(95)
- dividend payment		(200 000)	(200 000)
- payment of bonuses and premiums for employees		(60)	(60)
- consolidation adjustments (including due to permanent dimunition in value of shares)	(46 487)	(30 046)	(30 046)
- other decreases	(5 808)	(13 762)	(5 875)
8.3. Retained profit from prior years - end of the period	79 377	72 682	79 244
8.4. Uncovered loss from prior years - beginning of the period	1 111 938	409 982	409 982
a) changes to accounting methodology (policies)	510		
b) corrections due to error			
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 112 448	409 982	409 982
a) increase, due to:		7 608	
- transfer of losses from prior years to be covered			
- consolidation adjustments		7 608	
b) decrease, due to:	(275 179)	(122 698)	(121 770)
- coverage of loss from profit distribution	(14 837)	(24 587)	(24 587)
- coverage of loss from reserve capital and other reserve capital	(206 442)	(6 674)	(6 674)
- consolidation adjustments	(43 850)	(90 509)	(90 509)
- other decreases	(10 050)	(928)	
8.6. Uncovered loss from prior years - end of the period	837 269	294 892	288 212
8.7. Retained profit (uncovered loss) from prior years - end of the period	(757 892)	(222 210)	(208 968)
9. Net result	(63 812)	(742 670)	6 917
a) net profit			6 917
b) net loss	(63 812)	(742 670)	
c) write-off from profit			
II. Shareholders' funds - end of the period	3 186 613	3 220 997	3 981 911
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 186 613	3 220 997	3 981 911

CONSOLIDATED STATEMENT OF CASH FLOWS	H1/2002	H1/2001
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	(63 812)	6 917
II. Total adjustments	295 926	35 513
1. Minorities profit (loss)	707	(529)
2. Share in (profit) loss of subordinated entities valued by the equity method	(1 484)	(2 197)
3. Depreciation, of which:	254 451	271 759
- write-off of goodwill or negative goodwill of subordinated entities	(486)	12 006
4. (Profit) loss on exchange rate differences	39 034	(63 645)
5. Interest and share in profits (dividends)	67 643	46 636
6. (Profit) loss on investing activities	2 670	27 715
7. Change in provisions	47 961	(2 798)
8. Change in inventories	(81 985)	(118 620)
9. Change in debtors	(15 884)	133 716
10. Change in short term liabilities, excluding loans and credit	(30 774)	(268 684)
11. Change in prepayments and accruals	47 889	58 922
12. Other adjustments	(34 302)	(46 762)
III. Net cash flow from operations (I+/-II)	232 114	42 430
B. Cash flow from investing activities		
I. Inflow	825 370	2 529 184
1. The sale of intangible fixed assets and tangible fixed assets	2 402	5 727
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	822 353	2 522 455
a) in related entities	7 656	15 281
- the sale of financial assets	7 553	14 730
- dividends and share in profit		551
- repayment of long term loans granted		
- interest	3	
- other inflow from financial assets	100	
b) in other entities	814 697	2 507 174
- the sale of financial assets	809 492	2 506 277
- dividends and share in profit		2
- repayment of long term loans granted		
- interest	5 168	883
- other inflow from financial assets	37	12
4. Other investment inflow	615	1 002
II. Outflow	(1 099 665)	(3 247 330)
1. The purchase of intangible fixed assets and tangible fixed assets	(317 098)	(603 826)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(779 177)	(2 558 079)
a) in related entities	(1)	(13 907)
- the purchase of financial assets	(1)	(5 907)
- long term loans granted		
b) in other entities	(779 176)	(2 544 172)
- the purchase of financial assets	(779 176)	(2 503 972)
- long term loans granted		(40 200)
4. Dividends and other share in profit paid to minorities		(520)
5. Other investment outflow	(3 390)	(84 905)
III. Net cash flow from investing activities (I-II)	(274 295)	(718 146)

C. Cash flow from financing activities		
I. Inflow	1 302 312	2 833 401
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	497	
2. Credit and loans	1 301 815	2 831 584
3. The issuance of debt securities		1 817
4. Other financial inflow		
II. Outflow	(1 162 462)	(2 096 706)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(1 090 942)	(2 048 669)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(71 489)	(48 037)
9. Other financial outflow	(31)	
III. Net cash flow from financing activities (I-II)	139 850	736 695
D. Total net cash flow(A.III+/-B.III+/-C.III)	97 669	60 979
E. Change in balance sheet total of cash and cash equivalents, of which:	97 669	60 979
- change in cash and cash equivalents due to exchange rate differences	203	99
F. Cash and cash equivalents - beginning of the period	136 583	178 762
G. Cash and cash equivalents - end of the period (F+/-D), of which:	234 252	239 741
- including those having limited rights of disposal	3 664	2 070

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	H1/2002	2001	H1/2001
a. Research and development costs	2 296	1 935	1 852
b. Purchased goodwill	2 152	2 285	2 829
c. Purchased concessions, patents, licenses and similar items, of which:	573 428	578 519	801 582
- computer software	25 431	3 896	14 581
d. Other intangible fixed assets	155	23 856	11 957
e. Prepayments for intangible fixed assets			232
Total intangible fixed assets	578 031	606 595	818 452

EXEMPTION NUMBER: 82-4639

1B.

EMENTS IN INTANGIBLE FIXED ASSETS (by type)

	a	b	c		d	e	
	research and development costs	goodwill	purchased concessions, patents, licenses and similar items, of which:	- computer software	other intangible fixed assets	prepayments on account for intangible fixed assets	Total intangible assets
oss book value at the beginning of the d	5 277	2 979	893 554	17 007	33 312		935 122
ditions, due to:	855		32 253	31 794	109		33 217
sfer from intangible fixed assets under uction	855		2 000	1 718			2 855
chase			328	155			328
assification by group types			29 777	29 773			29 777
er			148	148	109		257
posals, due to:	(86)		(641)	(166)	(29 803)		(30 530)
			(12)	(12)			(12)
idation or write-off	(86)		(63)	(54)	(26)		(175)
posal			(245)	(100)			(245)
assification by group types					(29 777)		(29 777)
er			(321)				(321)
oss book value at the end of the period	6 046	2 979	925 166	48 635	3 618		937 809
cumulated depreciation at the beginning of eriod	3 342	694	315 035	13 241	9 456		328 527
preciation for the period, due to:	408	133	36 703	9 963	(5 993)		31 251
rent depreciation	494	133	30 767	3 935	22		31 416
idation or write-off	(86)		(63)	(54)	(26)		(175)
posal			(200)	(82)			(200)
lassification by group types			6 015	6 015	(6 015)		
er			184	149	26		210
cumulated depreciation at the end of the d	3 750	827	351 738	23 204	3 463		359 778
ite-offs due to permanent diminution in at the beginning of the period							
itions							
posals							
ite-offs due to permanent diminution in at the end of the period							
book value of intangible fixed assets at nd of the period	2 296	2 152	573 428	25 431	155		578 031

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2002	2001	H1/2001
a. Intangible fixed assets owned by the company	578 000	606 569	816 450
b. Intangible fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement	31	26	2 002
- purchased concessions, patents, licenses and similar items	4		1 975
- other property rights	27	26	27
Total intangible fixed assets	578 031	606 595	818 452

Note 2A.

GOODWILL OF SUBORDINATED ENTITIES	H1/2002	2001	H1/2001
a) goodwill - subsidiaries			112 609
b) goodwill - co-subsidiaries			
c) goodwill - associates			
Total goodwill of subordinated entities			112 609

Note 2B.

CHANGE IN GOODWILL - subsidiaries	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period	128 164	125 699	125 699
b) increases, due to:		2 465	2 456
- purchase of entity		465	486
- change in number of shares		1 089	1 059
- other		911	911
c) decreases, of which:			
d) gross book value at the end of the period	128 164	128 164	128 155
e) write-off of goodwill at the beginning of the period	128 164	2 817	2 817
f) write-off of goodwill for the period		125 347	12 729
- current write-off		125 347	12 730
- other			(1)
g) write-off of goodwill at the end of the period	128 164	128 164	15 546
h) net book value at the end of the period			112 609

Note 2C.

CHANGE IN GOODWILL - co-subsidiaries	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 2D.

CHANGE IN GOODWILL - associates	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period	7	7	7
b) increases, of which:			
c) decreases, of which:			(1)
- sale of entity			
- change in entity status			
- other			(1)
d) gross book value at the end of the period	7	7	6
e) write-off of goodwill at the beginning of the period	7	6	6
f) write-off of goodwill for the period, due to:		1	
- current write-off		1	
g) write-off of goodwill at the end of the period	7	7	6
h) net book value at the end of the period			

Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Subsidiaries	X	X	X	128 164	128 164
ZUW Sp. z o.o.	23.06.1997	10 004	10 004	0	0
DKE-Oława Sp. z o.o.	17.11.1997	385	385	0	0
Telefonia Dialog S.A.	24.11.2000	165 502	45 174	120 328	120 330
- change of entity status				2	
WFP Hefra S.A.	7.06.2000	11 647	6 536	5 111	
- % change of stake				1 088	6 199
DFM Zanam Sp.z o.o.	11.04.2001	11 353	10 442	911	911
FNS Lefana Sp. z o.o.	26.01.2001	5 446	4 961	485	
- adjustment due to % change of stake				(20)	465
Kwarce S.A.	28.03.1997	8 380	7 992	388	
- adjustment due to purchases				(129)	259

Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Associates	X	X	X	7	7
Naturopak Sp. z o.o.	08.07.1996	8	1	7	7

Note 3A.

TANGIBLE FIXED ASSETS	H1/2002	2001	H1/2001
a. Fixed assets, of which:	4 038 025	4 035 179	3 628 243
- land (including perpetual usufruct of land)	20 034	19 241	18 476
- buildings, premises and land and water engineering infrastructure	2 383 163	2 329 757	2 138 933
- plant and machinery	1 542 033	1 589 982	1 370 687
- vehicles	63 453	70 504	73 929
- other tangible fixed assets	29 342	25 695	26 218
b. Fixed assets under construction	503 920	485 934	519 016
c. Prepayments for fixed assets under construction	681	933	1 010
Total tangible fixed assets	4 542 626	4 522 046	4 148 269

ote 3B.

IOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
Gross book value at the beginning of the period	21 711	4 587 611	4 026 877	208 130	129 392	8 973 721
. Additions, due to:	1 294	129 172	107 680	5 876	9 329	253 351
purchase	981	115	1 817	516	999	4 428
transfer from tangible fixed assets under construction	174	123 839	102 604	2 217	8 772	237 606
reclassification by group type		4 045	193			4 238
other	139	1 173	3 066	3 143	(442)	7 079
Disposals, due to:	(415)	(15 668)	(62 086)	(3 148)	(2 617)	(83 934)
liquidation	(103)	(3 539)	(41 874)	(439)	(923)	(46 878)
sales	(116)	(8 425)	(11 740)	(2 494)	(1 156)	(23 931)
reclassification by group type		(193)	(4 045)			(4 238)
donations and items freely granted		(569)	(356)	(144)	(40)	(1 109)
consolidation adjustments		(17)	(375)	(6)	(17)	(415)
sale of entity	(196)	(2 922)	(3 653)	(65)	(275)	(7 111)
other		(3)	(43)		(206)	(252)
. Gross book value at the end of the period	22 590	4 701 115	4 072 471	210 858	136 104	9 143 138
. Accumulated depreciation at the beginning of the period	2 283	2 256 057	2 436 747	136 282	103 695	4 935 064
Depreciation for the period, due to:	85	60 099	93 531	9 785	3 065	166 565
current depreciation	291	61 782	144 516	11 774	5 129	223 492
reclassification by group type		3 548	(3 548)			
liquidation	(103)	(2 684)	(40 544)	(332)	(908)	(44 571)
sale	(22)	(1 331)	(4 893)	(1 849)	(910)	(9 005)
sale of entity	(81)	(676)	(1 914)	(45)	(204)	(2 920)
other		(540)	(86)	237	(42)	(431)
. Accumulated depreciation at the end of the period	2 368	2 316 156	2 530 278	146 067	106 760	5 101 629
. Write-offs due to permanent diminution in value at the eginning of the period	188	1 796	148	1 344	2	3 478
additions			13			13
disposals			(1)	(6)		(7)
Write-offs due to permanent diminution in value at the end of ne period	188	1 796	160	1 338	2	3 484
Net book value at the end of the period	20 034	2 383 163	1 542 033	63 453	29 342	4 038 025

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2002	2001	H1/2001
a. Fixed assets owned by the company	4 037 608	4 034 708	3 627 541
b. Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement	417	471	702
- lands	341	385	608
- rights to perpetual usufruct of land	76	86	94
Total tangible fixed assets	4 038 025	4 035 179	3 628 243

Note 3D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2002	2001	H1/2001
Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement, including:	203 288	205 868	199 592
- value of perpetual usufruct of land	198 478	197 054	194 501
- value of leased land	4	6	8
- tangible fixed assets used on the basis of a leasing contract, similar agreements	996	4 484	1 091
- tangible fixed assets used on the basis of a leasing agreements (not subject to depreciation)	3 810	4 324	3 992
Total off-balance sheet fixed assets	203 288	205 868	199 592
Value of land used in perpetual usufruct by related entities, of which:	204 303		
-subsidiaries fully consolidated	198 478		
-entities valued by the equity method	5 590		
-associates excluded from consolidation	235		

Note 4A.

LONG TERM DEBTORS	H1/2002	2001	H1/2001
a) debtors from related entities, of which:			
- from subsidiaries, due to:			
- from co-subsidiaries, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from dominant entity, due to:			
b) from other entities, of which:	3 886	3 898	4 371
- other debtors	3 886	3 898	4 371
Net long term debtors	3 886	3 898	4 371
c) Adjustment in value of debtors	384	376	298
Gross long term debtors	4 270	4 274	4 669

Note 4B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	4 274	9 589	9 589
- court debtors in bankruptcy, concilatory and other proceedings, and long term pledges	4 274	9 589	9 589
b) increase, due to:	27	1 819	208
- court rulings	12	170	3
- other increases	15	1 649	205
c) decrease, due to:	(31)	(7 134)	(5 128)
- transfer of long term debtors to short term debtors	(26)	(123)	(24)
- other decreases	(5)	(7 011)	(5 104)
d) end of the period	4 270	4 274	4 669
- court debtors in bankruptcy, concilatory and other proceedings, and long term pledges	4 270	4 274	4 669

Note 4C.

CHANGE IN ADJUSTMENT IN VALUE OF LONG TERM DEBTORS	H1/2002	2001	H1/2001
Beginning of the period	376	295	295
a) increase, due to	12	188	3
- revaluation of debtors	12	170	3
- reclassification of revalued debtors		18	
b) decrease, due to:	(4)	(107)	
- cancellation of debtors	(4)	(82)	
- repayment of debtors		(25)	
Adjustment in value of long term debtors at the end of the period	384	376	298

Note 4D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	4 054	4 072	4 473
b) in foreign currency	216	202	196
b1.unit / currency '000 / GBP	35	35	35
'000PLN	216	202	196
b2.unit / currency			
'000PLN			
b4. other currencies in '000PLN			
Total long term debtors	4 270	4 274	4 669

Note 5A.

CHANGE IN REAL ESTATE (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period			
- land with acquired rights to perpetual usufruct of land and first payment excess over annual payment			
- buildings, premises and land and water engineering infrastructure with housing co-operative rights to a flat or other premises			
b) increase, due to:	5 068		
- transfer from tangible fixed assets under construction	5 068		
c) decrease, due to:			
d) end of the period	5 068		
- land with acqured rights to perpetual usufruct of land and first payment excess over annual payment	4 221		
- buildings, premises and land and water engineering infrastructure with housing co-operative rights to a flat or other premises	847		

Note 5B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 5C.

LONG TERM FINANCIAL ASSETS	H1/2002	2001	H1/2001
a) in subsidiaries and co-subsidiaries not subject to consolidation			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
b) in subsidiaries, co-subsidiaries and associates valuation by the equity method	38 890	43 152	42 954
- shares	38 883	43 145	42 947
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)	7	7	7
- payment to share fund of TUW Cuprum	7	7	7
c) in other entities	579 519	576 648	572 114
- shares	450 614	449 759	372 928
- debt securities	3 047	3 070	29 107
- other securities (by type)	27 808	25 769	22 017
- participation unit in AIG fund	27 787	25 750	12 504
- other securities	21	19	9 513
- loans granted	98 050	98 050	40 201
- other long term financial assets (by type)			107 861
- prepayment for long term financial assets			107 855
- membership in housing co-operative			6
Total long term financial assets	618 409	619 800	615 068

Note 5D.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	619 800	459 174	459 174
- shares	492 904	403 858	403 858
- debt securities	3 070	3 087	3 087
- other securities	25 769	25 252	25 252
- long term loans	98 050		
- other long term financial assets	7	26 977	26 977
b) increase, due to:	12 613	352 323	167 004
- cash increase of capital		107 855	
- non-cash increase of capital		7 680	
- consolidated adjustments of shares in subordinated entities	2 060	11 078	15 872
- purchase of shares	7 000		
- long term loans granted		98 050	40 200
- purchase of securities	2 218	45 950	29 397
- cash advances for long term financial assets		80 891	80 891
- revaluation of securities	342		20
- change in status entity	856		5
- other increases of long term financial assets	137	819	619
c) decrease, due to:	(14 004)	(191 697)	(11 110)
- consolidated adjustments of shares in related entities	(8 224)	(2 840)	(2 296)
- revaluation of shares to market value		(26 004)	
- sale of shares	(5 234)	(3 003)	(1 764)
- revaluation of other securities	(25)	(29 240)	
- reclassification as short term securities	(479)	(9 512)	
- settlement of cash advances for long term financial assets		(107 855)	
- adjustment of purchase value of securities		(6 698)	(6 632)
- other decreases of long term financial assets	(42)	(6 545)	(418)
d) end of the period	618 409	619 800	615 068
- shares	489 497	492 904	415 871
- debt securities	3 047	3 070	29 107
- other securities	27 808	25 769	22 017
- long term loans	98 050	98 050	40 200
- other long term financial assets	7	7	107 873

Note 5E

SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1.	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2.	KGHM Polish Copper Ltd.	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	152 640	18 710	133 930	100.00	100.00	
4.	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	38 538		38 538	100.00	100.00	
5.	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	139 374	74 657	64 717	100.00	100.00	
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7.	PEW Aquakonrad S.A. in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	subsidiary	full	01.10.1996	89 488	88 746	742	90.40	84.11	
8.	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	99.99	99.99	
9.	KGHM Kupferhandelsges mbH.*	Vienna	Copper trade	subsidiary	full	13.11.1996	925		925	100.00	100.00	
10.	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
11.	KGHM Congo sprl*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12.	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 734		875 734	100.00	100.00	
13.	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	91.75	91.75	
14.	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	20 374		20 374	100.00	100.00	
15.	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	indirectly subsidiary	full	29.01.1996	5 304	1 370	3 934	100.00	100.00	
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	indirectly subsidiary	full	01.01.1993	21 701		21 701	100.00	100.00	
17.	ZM Legmet Sp. z o.o.	Legnica	Production of mining machines, metals smelting	indirectly subsidiary	full	01.01.1993	16 619	14 100	2 519	100.00	100.00	
18.	Inova Sp. z o.o.	Lubin	Equipment testing and control and research and development	indirectly subsidiary	full	01.01.1993	3 090	800	2 290	100.00	100.00	
19	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and industrial wastes	indirectly subsidiary	full	17.11.1997	385		385	100.00	100.00	
20	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	indirectly subsidiary	full	28.03.1997	14 673	2 800	11 873	99.97	99.97	
21	DFM Zanam Sp. z o.o.	Polkowice	Construction and repairs of machines	indirectly subsidiary	full	11.04.2001	11 353	3 800	7 553	100.00	100.00	
22	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	indirectly subsidiary	full	23.03.1998	22 264	6 215	16 048	73.91	73.91	
23	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	indirectly subsidiary	full	26.04.1995	71		71	70.65	70.65	
24	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from artificial and ceramic materials; finished and semi-finished products and services	indirectly subsidiary	full	7.06.2000	17 093	11 823	5 270	90.24	90.24	
25	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	Legnica	Production and sale of stainless, plated and silver cutlery, ceramics, products from silver and crystal , finished and semi-finished products and services	indirectly subsidiary	full	26.01.2001	2 163		2 163	90.24	90.24	
26	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 763		9 763	93.14	93.14	
27	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
28	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	indirectly associated	equity method	08.07.1996	340	340		27.50	27.50	
29	Agrea - Lubin S.A.	Lubin	growing of vegetables, garden plants and nursery gardening	indirectly associated	equity method	28.11.2001	7 000		7 000	49.30	49.30	
30	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly associated	equity method	17.09.1991	4 653		4 653	46.27	46.27	
31	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	indirectly associated	equity method	15.01.1997	7 589	7 589		34.11	34.11	
32	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	indirectly associated	equity method	24.09.1999	6 300	812	5 488	34.11	34.11	
33	Przedsiębiorstwo Usługowe "Mercus Sewis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly associated	not subject to valuation by equity method	01.06.2000	202		202	46.27	46.27	
34	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	Jelenia Góra	Wholesale sales of electrical and household goods, and of goods from porcelain and ceramics, wallpaper, wooden goods, construction materials and metallic goods, and retail sales of consumables.	indirectly associated	not subject to valuation by equity method	28.07.2000	2 390		2 390	20.82	20.82	
35	Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly associated	not subject to valuation by equity method	24.08.2000	502		502	23.14	23.14	
36	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food-related services	indirectly associated	not subject to valuation by equity method	06.06.2001	3 502		3 502	37.02	37.02	
37	Walcownia Blach Sp. z o.o. in bankruptcy	Gliwice	production and processing of non-ferrous and precious metals	indirectly associated	not subject to valuation by equity method	27.12.1997				34.11	34.11	

Related to column g:

when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

Note 5F.

SHARES IN SUBORDINATED ENTITIES - continuation

Item	a	m							n			o			p	r	s	t
	Name of entity (with indication of legal form)	Shareholders' Funds, of which:							Liabilities and provision for liabilities, of which:			Debtors, of which:			Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
			Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)		long term liabilities	short term liabilities		long term debtors	short term debtors				
1.	CBPM Cuprum Sp. z o.o.	5 653	3 506		1 866	280		(103)	2 345	587	1 758	3 289		3 289	7 998	5 979		
2.	KGHM Polish Copper Ltd.	22 592	7 567		6 622	8 403	(80)	2 051	4 397		4 397	8 903	216	8 687	26 989	366 058		
3.	Dolnośląska Spółka Inwestycyjna S.A.	113 782	158 448			(44 666)	(46 447)	1 781	1 382	93	1 290	18 519	4 961	13 558	115 165	382		
4.	Miedziowe Centrum Zdrowia S.A.	40 025	43 162			(3 137)	(920)	(2 216)	9 933	3 540	6 393	6 870	1 643	5 227	49 958	19 970		
5.	KGHM Metale S.A.	86 259	139 374			(53 115)	(58 452)	5 337	23 831	23	23 809	1 593		1 593	110 090	1 056		
6.	Energetyka Sp. z o.o.	108 098	63 265		46 297	(1 463)		(1 463)	16 754	4 350	12 404	6 112		6 112	124 852	32 606		
7.	PEW Aquakonrad S.A. in liquidation	2 620	87 553			(84 933)	(87 007)	2 074	7 346	44	7 302	6 772		6 772	9 966	1 577		
8.	Centrum Badań Jakości Sp. z o.o.	7 201	2 918		3 076	1 207		1 207	9 636	3 809	5 827	2 898		2 898	16 837	15 225		1 026
9.	KGHM Kupferhandelsges mbH.*	1 583	925			659		128	46 092	3 261	42 831	47 042		47 042	47 675	102 200		
10.	Pol-Miedź Trans Sp. z o.o.	133 316	137 423		291	(4 397)	919	(5 317)	48 895	12 173	36 722	14 887		14 887	182 211	156 955		2 783
11.	KGHM Congo sprl*	44 540	58 590			(14 051)	(21 154)	(4 252)	32 118		32 118	1 482		1 482	76 658	1 524		
12.	Telefonia Dialog S.A.	(68 200)	850 000	(189 000)		(640 026)	(574 238)	(154 963)	2 140 313	142 846	1 997 467	31 181		31 181	2 072 113	173 064	189 000	
13.	KGHM Metraco Sp. z o.o.	19 331	2 745		14 222	2 364		2 360	28 808	23	28 786	36 798		36 798	48 140	211 242		
14.	Interferie Sp. z o.o.	47 086	48 245		9 801	(8 943)	(10 628)	(1 873)	9 723	1 317	8 406	1 761		1 761	56 809	10 430		
15.	Zakład Wyrobów Gumowych Sp. z o.o.	6 483	10 192		145	(3 854)	(3 588)	(266)	2 589	250	2 339	985		985	9 071	2 664		
16.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	24 838	15 115		5 587	3 457		2 994	71 439	14 858	56 581	36 423		36 423	95 977	115 361		2 604
17.	ZM Legmet Sp. z o.o.	4 535	16 003		1 339	(12 456)	(13 879)	(347)	30 003	2 838	27 166	13 862		13 862	34 539	31 444		
18.	Inova Sp. z o.o.	3 837	2 853		1 849	(1 119)	(1 224)	(99)	6 404	370	6 034	3 593		3 593	10 241	8 841		
19	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	6 522	765		5 114	643		643	3 425	197	3 228	1 978		1 978	9 947	7 545		
20	Kwarce S.A.	10 834	12 270			(1 435)	(388)	(1 047)	8 944	1 469	7 476	1 992	16	1 976	19 778	2 017		
21	DFM Zanam Sp. z o.o.	6 998	8 035		676	(2 187)	(4 544)	480	24 806	4 444	20 362	7 854		7 854	31 803	24 149		
22	Walcownia Metali Nieżelaznych Sp. z o.o.	37 168	36 914		504	(251)	(913)	663	4 202		4 202	5 890		5 890	41 370	24 552		
23	Polskie Centrum Promocji Miedzi S.A.	178	100		51	27		27	206		206	208		208	383	1 457		
24	Warszawska Fabryka Platerów HEFRA S.A.	2 920	8 200		8	(8 225)	(3 426)	(2 021)	9 262		9 262	1 041		1 041	12 182	3 430		
25	Fabryka Nakryć Stołowych "LEFANA" Sp. z o.o.	(1 089)	4 000			(3 935)	(3 935)	(1 154)	4 648	375	4 273	292		292	3 559	111		
26	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	19 848							65 751			60 605			329 773	506 096		
27	Fosroc-Ksante Sp. z o.o.	136 057							95 123			73 036			449 476	773 473		
28	Naturopak Sp. z o.o.	(94)	1 213			(1 306)	(1 448)	141	1 675		11 675	1 336		1 336	1 581	1 276		
29	Agrea - Lubin S.A.	13 140	3 550		10 650	(1 060)		(1 060)	1 027		1 027	2 930		2 930	14 167	5 476		
30	PHP Mercus Sp. z o.o.	24 786	5 158		16 932	2 696	15	1 248	60 680		60 680	35 414		35 414	85 502	162 243		539
31	Walcownia Metali Łabędy S.A.	17 660	23 768			(6 108)	(5 881)	(228)	5 771		5 771	5 212		5 212	24 409	7 234		
32	Energomedia "Łabędy" Sp. z o.o.	5 270	6 291			(1 021)	(711)	(311)	511		415	343		343	5 721	3 084		
33	Przedsiębiorstwo Usługowe "Mercus Sewis" Sp. z o.o.	161	200			(39)	(89)	50	177		177	198		198	338	828		
34	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	3 501	4 770			(1 269)	(960)	(309)	2 296		2 296	813		813	5 797	2 082		
35	Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.	220	1 000			(780)	(367)	(413)	1 720		1 720	469		469	1 940	1 556		
36	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	6 341	2 500		1 522	2 319		459	3 053		3 053	2 117		2 117	9 393	15 886		
37	Walcownia Blach Sp. z o.o. in bankruptcy	(2 011)	2 098			(4 109)	(4 084)	(26)	2 142		2 142	40		40	131			

Note: Financial data shown in columns m to s were calculated based on the unverified accounts for the first half of 2002 of Capital Group entities

* historic valuation of the share capital

EXEMPTION NUMBER: 82-4639

in '000PLN

Note 5G.

SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	Operator of GSM mobile telephones	437 250	2 772 733	2 050 000	19.61	19.61		
2	PTE EPOKA S.A. in liquidation	Warsaw	Entity in liquidation		22 340	20 676	5.82	5.82		
3	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	Reinsurance	12 500	108 154	105 180	11.88	11.88		
4	Telewizja Familijna S.A.	Warsaw	Radio and television activities			1 840	11.96	9.61		
5	Huta Gliwice S.A. in liquidation	Gliwice	Production and processing non-ferrous metal			100	0.53	0.53		
6	Zakład Usług Wielobranżowych Sp. z o.o.	Lubin	Production, services of machines	856	3 139	7 003	19.00	19.00		
7	Mechanische Werke "Legmet" Vertrieb GmbH*	Berlin	Commercial activities, consulting on construction machinery			140	18.52	18.52		
8	Other -share less then 5%**	X		8						
	Total			450 614						

* lack of current data on Shareholders' Funds

** value of Shareholders' Funds insignificant respecting Capital Group

Note 5H.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2002	2001	H1/2001
a) In Polish currency	492 551	495 981	562 364
b) In foreign currency	27 808	25 769	12 504
b1.unit / currency '000 / USD	7 013	6 851	2 921
'000PLN	27 787	25 751	12 504
b2.unit / currency '000 / EUR	5	5	
'000PLN	21	18	
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets	520 359	521 750	574 868

Note 5I.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2002	2001	H1/2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	3 047	3 070	3 107
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)	3 047	3 070	3 107
- value adjustments (for the period)	(23)	(17)	20
- value at the beginning period	3 070	3 087	3 087
- value at purchase price	2 982	2 982	2 982
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			

c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)	21	18	9 512
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			9 512
- value adjustments (for the period)			316
- value at the beginning of the period			
- value at purchase price			9 196
c. Other by type (Balance Sheet value)	21	18	
c1. Other securities (Balance Sheet value)	21	18	
- value adjustments (for the period)			
- value at the beginning of the period	18		
- value at purchase price	21	18	
D. Securities with limited transferability (Balance Sheet value)	517 291	518 662	562 249
a. Shares (Balance Sheet value)	489 497	492 904	415 871
- value adjustments (for the period)	9 226	45 770	
- value at the beginning of the period	484 650	403 853	403 857
- value at purchase price	506 901	506 931	419 636
b. Bonds (Balance Sheet value)			26 000
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			26 000
c. Other by type (Balance Sheet value)	27 794	25 758	120 378
c1. prepayment for long term financial assets			107 865
- value adjustments (for the period)			
- value at the beginning of the period			26 969
- value at purchase price			107 860
c2. participation unit	27 787	25 751	12 511
- value adjustments (for the period)	340	(3 222)	
- value at the beginning of the period	25 751	15 739	14 745
- value at purchase price	28 973	28 973	12 511
c3. payment to share fund of TUW Cuprum	7	7	7
- value adjustments (for the period)			
- value at the beginning of the period	7	7	7
- value at purchase price	7	7	7
Total value at purchase price	538 884	538 911	578 197
Total value at the beginning of the period	513 496	422 686	448 665
Total adjustments (for the period)	9 566	42 548	316
Total Balance Sheet value	520 359	521 750	574 868

Note 5J.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2002	2001	H1/2001
a) Loans in Polish currency	98 050	98 050	40 200
b) Loans in foreign currency			
b1.unit / currency			
'000PLN			
b2.unit / currency			
'000PLN			
other currencies in '000PLN			
Total long term loans granted	98 050	98 050	40 200

Note 5K.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
Total other long term investments			

Note 5L.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 5M.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
b2.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 6A.

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2002	2001	H1/2001
1. Deferred income tax assets at the beginning of the period, of which:	158 264	164 620	164 620
a) recognised in financial result	153 895	164 620	164 620
- exchange rate differences	2 821	3 814	3 814
- interest	1 800	1	1
- short term provisions due to wages	3 500	27 121	27 121
- valuation of derivative transactions	20 082	39 210	39 210
- provisions for future employee benefits	50 143	44 920	44 920
- depreciation	8 148		
- other	67 401	49 554	49 554
b) recognised in Shareholders' Funds	4 369		
- from revaluation reserve capital capital as at 1.01.2002	2 295		
- other	2 074		
c) recognised in goodwill or negative goodwill			
2. Increases	209 741	351 652	130 848
a) recognised in financial result for the period in connection with negative timing differences, due to:	202 511	349 001	130 428
- exchange rate differences	56 478	27 724	3 178
- interest	16 907	14 615	1 413
- short term provisions for wages	40 951	63 400	37 358
- valuation of derivative transactions	63 655	170 043	65 140
- provisions for future employee benefits	5	5 223	
- depreciation	2 695	9 405	21
- other	21 820	58 591	23 318
b) recognised in financial result for the period due to negative taxable base	70		
- tax loss unaccounted for in prior period	70		
- other			
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	7 160	2 318	87
- revaluation of hedging instruments	7 153		
- from revaluation reserve capital		2 295	64
- other	7	23	23
d) recognised in Shareholders' Funds due to negative taxable base		333	333
- tax loss unaccounted for in prior period		333	333
e) recognised in goodwill or negative goodwill in connection with negative timing differences			

3. Decreases	(175 412)	(358 008)	(95 983)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(168 229)	(358 008)	(95 983)
- exchange rate differences	(54 152)	(29 514)	(4 543)
- interest	(17 297)	(12 816)	(882)
- short term provisions for wages	(4 256)	(87 019)	(1 926)
- valuation of derivative transactions	(70 556)	(189 170)	(70 157)
- provisions for future employee benefits	(1 340)		
- depreciation	(1 816)	(1 258)	
- tax rate changes	(3 224)		
- release of unnecessary provisions	(1 725)	(1 447)	(204)
- other	(13 863)	(36 784)	(18 271)
b) recognised in financial result for the period in connection with negative taxable base	(28)		
- adjustments of negative taxable base	(28)		
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	(7 155)		
- revaluation due to hedging instruments	(7 153)		
- other	(2)		
d) recognised in Shareholders' Funds due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
4. Deferred tax assets at the end of the period, of which:	192 593	158 264	199 485
a) recognised in financial result	188 247	155 613	199 065
- exchange rate differences	5 147	2 024	2 449
- interest	1 410	1 800	532
- short term provisions due to wages	40 195	3 502	62 553
- valuation of derivative transactions	13 181	20 083	34 193
- provisions for future employee benefits	48 808	50 143	44 920
- depreciation	9 027	8 147	21
- other	70 479	69 914	54 397
b) recognised in Shareholders' Funds	4 374	2 651	420
- revaluation due to hedging instuments		333	333
- from revaluation reserve capital	2 295	2 295	64
- other	2 079	23	23
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

in '000PLN

NEGATIVE TIMING DIFFERENCES

Item	Description of short term liability groups	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed Assets				
I	intangible fixed assets	depreciation	121	33	until expiration
II	tangible fixed assets	depreciation	28 977	32 206	until expiration
		revaluation due to permanent diminution in value	3 290	3 284	31.12.2002
B	Current assets				
I	inventory	change of market value	927	351	XII. 2002
II	short term debtors	revaluation	1 677	3 906	XII. 2002
		revaluation		200	2006
		revaluation		434	contested issue
		revaluation	12		
		revaluation		34	2004
		exchange rate differences	(13)	1 044	XII. 2002
		exchange rate differences relating to settlement with result of prior years	2 548	1 196	XII. 2002
		revaluation of debtors	30 246	30 246	2006
		debtors due to consulting, advisory services	8 394	11 263	2006
III	short term investments				
	other short term financial assets	valuation of derivative transactions costs	18 093	44 943	XII. 2002
	cash and cash equivalents	exchange rate differences	107	137	XII. 2002
		exchange rate differences relating to settlement with result of prior years	83	44	XII. 2002
	other securities	exchange rate differences		5 788	XII. 2002
IV	long term investments	revaluation due to permanent diminution in value of companies	93 350	93 350	XII. 2002
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A.	Shareholders' funds				
VII	Loss from prior years	negative taxable base from prior years	1 367	1 195	XII. 2005
		negative taxable base for 2001		289	XII. 2003
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for real estate tax	21 324	18 204	XII. 2002
		R&D projects	2 400	1 576	XII. 2002
		licensing fees	13 111	13 448	XII. 2002
		provision for anticipated costs	1 169	1 000	XII. 2002
		issues unresolved and contested in court	123	474	XII. 2002
		provision for mine closure	13 793	14 690	2006
		provision for scrapping of fixed assets	7 323	6 896	2003
		provision for long term employment benefits	211 464	209 308	2005
		provision for losses due to long term contracts		221	XII. 2002
		provision for anticipated mining-related losses		11 410	XII. 2002
		provision for wages	62	49	III. 2003
		other provisions for future costs and taxes	798	25 546	XII. 2002
		provision for "Barbórka" payment		478	2002
II	long term liabilities	exchange rate differences on long term credit		2 310	XII. 2002
III	short term liabilities				
	credit	interest accrued on credit	6 427	5 019	XII. 2002
		interest accrued on credit	47	28	VII. 2002
		interest accrued on credit	10	17	VII. 2002
		exchange rate differences relating to settlement with result of prior years	170	16	XII. 2002
		exchange rate differences		550	XII. 2002
	trade liabilities	exchange rate differences relating to settlement with result of prior years	44		
		exchange rate differences		22	XII. 2002
	other short term liabilities	exchange rate differences	7 136	7 640	XII. 2002
	other financial liabilities	valuation of derivative transactions costs	61 825	10 328	XII. 2002
		valuation of financial instruments		79	30.07.2002
	liabilities due to wages	unpaid wages to blue-collar workers	794	17	XII. 2002
		unpaid wages to Supervisory Board members	22	5	VIII. 2002
IV	accruals	annual bonus		49 300	H1 2003
		annual bonus		254	XII. 2002
		annual bonus (Barbórka)	171	35 920	XII. 2002
		provision for 14th-salary		38 717	XII. 2002
		provision for 14th-salary		1 463	XII. 2002
		provision for 14th-salary		4 213	XII. 2002
		provision for school bonus		9 291	VIII. 2002
		provision for rationalization	9 885	11 493	XII. 2002
		provision for unused vacations	13 871	13 723	XII. 2002
		provision for a real estate tax	10 967	5 339	XII. 2002
		provision for mine damage	1 834	1 199	XII. 2002
		[illegible]	[illegible]	[illegible]	[illegible]

Note 6B.

OTHER PREPAYMENTS	H1/2002	2001	H1/2001
a) prepayments of costs, of which:	10 845	9 817	16 455
- research and development	7 614	7 431	12 263
- adjudication due to concession	1 995	2 077	2 329
- other	1 236	309	1 863
b) other prepayments, of which:			
Total other prepayments	10 845	9 817	16 455

Note 7.

INVENTORIES	H1/2002	2001	H1/2001
a) Materials	66 536	78 106	66 983
b) Semi-finished products and work in progress	848 398	768 824	790 203
c) Finished products	153 275	139 480	134 561
d) Goods for resale	9 842	11 475	9 412
e) Prepayments on deliveries	2 770	951	20 583
Total inventories	1 080 821	998 836	1 021 742

Note 8A.

SHORT TERM DEBTORS	H1/2002	2001	H1/2001
a) from related entities, of which:	5 628	1 224	2 715
- for goods, works and services,	2 496	1 198	1 124
- less than 12 months	2 496	1 198	1 124
- over 12 months			
- other	3 132	26	1 591
- disputed claims			
b) from other entities	592 107	578 463	506 676
- for goods, works and services,	338 227	305 889	376 889
- less than 12 months	334 228	305 889	376 880
- over 12 months	3 999		9
- tax, subsidies, social insurance and other	180 621	209 875	65 548
- other	72 336	62 315	63 024
- disputed claims	923	384	1 215
Total net debtors	597 735	579 687	509 391
c) write-off of debtors	78 640	66 458	32 983
Total gross debtors	676 375	646 145	542 374

Note 8B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2002	2001	H1/2001
a) for goods, works and services, of which:	2 496	1 198	1 124
- from subsidiaries	43		2
- from co-subsidiaries			
- from associates	2 453	1 198	1 122
- from significant investor			
- from dominant entity			
b) other, of which:	3 132	26	1 591
- from subsidiaries	3 132	26	1 582
- from co-subsidiaries			
- from associates			9
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	5 628	1 224	2 715
d) write-off of debtors from related entities	13	20	
Total gross debtors from related entities	5 641	1 244	2 715

Note 8C.

CHANGE IN WRITE-OFF OF SHORT TERM DEBTORS	H1/2002	2001	H1/2001
Beginning of the period	66 731	30 471	30 471
a) increase, due to:	19 444	44 996	4 875
- write-offs revaluing debtors	16 777	43 408	3 773
- reclassification	134	439	413
- due to purchase of entity		529	529
- consolidation adjustments	2 476	333	
- other	57	287	160
b) decrease, due to:	(7 535)	(9 009)	(2 363)
- payment of debtors	(7 017)	(4 665)	(1 098)
- reclassification	(134)	(484)	(413)
- write-off of debtors	(89)	(1 184)	(411)
- cellectability of debtors	(47)	(698)	(152)
- other	(248)	(1 978)	(289)
Write-off of short term debtors at the end of the period	78 640	66 458	32 983

Note 8D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2002	2001	H1/2001
a) Debtors in Polish currency	558 233	536 027	451 774
b) Debtors in foreign currency	118 142	110 118	90 600
b1.unit / currency '000 / USD	11 130	14 372	7 977
'000PLN	44 117	56 483	31 451
b2.unit / currency '000 / EUR	16 713	13 760	11 120
'000PLN	66 853	48 407	37 430
b3.unit / currency '000 / GBP	1 183	898	1 615
'000PLN	7 165	5 103	8 939
b4. other currencies in '000PLN	7	125	12 780
Total short term debtors	676 375	646 145	542 374

Note 8E.

AGEING OF TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2002	2001	H1/2001
a) Less than 1 month	188 909	223 204	265 733
b) Over 1 month to 3 months	74 293	22 482	58 377
c) Over 3 months to 6 months	1 018	611	2 060
d) Over 6 months to 1 year	4 027	6 871	48
e) Over 1 year	571	179	6 787
f) Overdue debtors	119 847	92 545	56 214
Total gross debtors for goods, work and services	388 665	345 892	389 219
g) Write-off of debtors for goods, work and services	(47 942)	(38 805)	(10 469)
Total net debtors for goods, work and services	340 723	307 087	378 750

One month is the time for payment of debtors due to normal sales of goods, work and services

Note 8F.

AGEING OF OVERDUE TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	H1/2002	2001	H1/2001
a) Less than 1 month	50 289	29 063	27 507
b) Over 1 month to 3 months	11 037	33 580	6 459
c) Over 3 months to 6 months	9 234	11 967	7 845
d) Over 6 months to 1 year	16 814	10 465	7 230
e) Over 1 year	32 473	7 470	7 173
Total gross overdue debtors for goods, work and services	119 847	92 545	56 214
f) Write-off of overdue debtors for goods, work and services	(47 848)	(38 201)	(10 927)
Total net overdue debtors for goods, work and services	71 999	54 344	45 287

Note 9.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors for goods, work and services	120 158	71 999
- other debtors	8 198	208

Note 10A.

SHORT TERM FINANCIAL ASSETS	H1/2002	2001	H1/2001
a) in subsidiaries			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates		389	8 259
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities		280	259
- other securities (by type)			
- loans granted		109	
- other short term financial assets (by type)			8 000
- bank accounts realised from 3 to 12 months			8 000
d) in significant investor			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	87 235	185 726	229 230
- shares and interest	499	58 885	55 459
- debtors from dividends and other share in profit			
- debt securities	4 284	15 177	46 151
- other securities (by type)	12 810	13 157	13 656
- debt securities	1 122	5 381	1 812
- Treasury bonds	11 688	4 105	
- bills of exchange		3 671	11 844
- loans granted	576	5 311	526
- other short term financial assets (by type)	69 066	93 196	113 438
- derivative instruments	64 871	92 765	112 533
- bank accounts realised from 3 to 12 months	450	431	905
- accrued interest from other long term financial assets	3 745		
g) cash and cash equivalents	234 252	136 583	239 741
- cash in hand and at bank	26 344	71 726	62 049
- other cash and cash equivalents	3 061	75	36 653
- other the monetary assets	204 847	64 782	141 039
Total short term financial assets	321 487	322 698	477 230

Note 10B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	70 744	130 464	198 819
b) in foreign currency	15 915	50 231	38 144
b1.unit / currency '000 / USD	3 649	12 215	9 109
'000PLN	15 915	50 231	38 144
b2.unit / currency			
'000PLN			
other currencies in '000PLN			
Total securities, interest and short term financial assets	86 659	180 695	236 963

Note 10C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2002	2001	H1/2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	982	29 309	55 459
a. Shares (Balance Sheet value)	499	29 304	55 459
- fair value			
- value at market price	499	29 304	55 459
- value at purchase price	3 146	34 298	66 339
b. Bonds (Balance Sheet value)	483	5	
- fair value			
- value at market price	483	5	
- value at purchase price	479	5	
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)	11 688	4 300	117 864
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)	11 688	4 300	117 864
c1. Derivative instruments (Balance Sheet value)			112 533
- fair value			112 533
- value at market price			
- value at purchase price			38 544
c2. Treasury bonds	11 688	4 105	5 331
- fair value			
- value at market price	11 441	4 105	5 331
- value at purchase price	11 545	3 722	5 936
c3. Bills of exchange		195	
- fair value			
- value at market price		195	
- value at purchase price		194	

KGHM Polska Miedź S.A. SA-PS 2002 EXEMPTION NUMBER '000 82-4639

C. Fully transferable, not traded on regulated market (Balance Sheet value)	5 373	22 972	63 640
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)	3 801	14 770	30 178
- fair value			
- value at market price	3 801	14 770	30 291
- value at purchase price	3 767	13 115	30 154
c. Other by type (Balance Sheet value)	1 572	8 202	33 462
c1. Debt securities (Balance Sheet value)	1 122	4 295	12 713
- fair value			
- value at market price	1 122	4 295	12 713
- value at purchase price	1 083	4 220	11 948
c2. Bills of exchange (Balance Sheet value)		3 476	11 844
- fair value			
- value at market price		3 476	11 930
- value at purchase price		3 441	11 844
c3. Bank accounts realised from 3 to 12 months (Balance Sheet value)	450	431	8 905
- fair value			
- value at market price	19	431	9 073
- value at purchase price	353	376	8 905
D. Securities with limited transferability (Balance Sheet value)	68 616	124 114	
a. Shares (Balance Sheet value)		29 581	
- fair value			
- value at market price		29 581	
- value at purchase price		31 947	
b. Bonds (Balance Sheet value)		682	
- fair value			
- value at market price		682	
- value at purchase price		660	
c. Other by type (Balance Sheet value)	68 616	93 851	
c1. Derivative instruments (Balance Sheet value)	64 871	92 765	
- fair value	64 864	92 765	
- value at market price	7		
- value at purchase price	41 830	50 231	
c2. Interest from other financial assets (Balance Sheet value)	3 745		
- fair value			
- value at market price	3 745		
- value at purchase price			
c3. Debt securities (Balance Sheet value)		1 086	
- fair value			
- value at market price		1 086	
- value at purchase price		1 083	
Total value at purchase price	62 203	139 851	161 826
Value at the beginning of the period	180 695	244 333	253 498
Total adjustments (for the period)	23 310	143 066	64 623
Total Balance Sheet value	86 659	180 695	236 963

Note 10D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2002	2001	H1/2001
a) Loans in Polish currency	576	5 420	526
b) Loans in foreign currency			
b1.unit / currency			
'000PLN			
b2.unit / currency			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	576	5 420	526

Note 10E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	166 400	113 678	165 467
b) in foreign currency	67 852	22 905	74 274
b1.unit / currency '000 / USD	12 683	3 954	14 283
'000PLN	50 500	15 654	56 641
b2.unit / currency '000 / EUR	3 749	1 437	4 742
'000PLN	14 788	5 049	15 815
b3.unit / currency '000 / GBP	416	379	197
'000PLN	2 562	2 173	1 101
other currencies in '000PLN	2	29	717
Total cash and cash equivalents	234 252	136 583	239 741

Note 10F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
Total other short term investments			

Note 10G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
b2.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 11.

SHORT TERM PREPAYMENTS	H1/2002	2001	H1/2001
a) prepayments of costs, of which:	55 193	17 395	60 524
- write-off for company social fund	24 886		24 441
- wages	8 994	178	8 159
- research and development	4 712	4 931	4 116
- papers subscription	289	544	3 606
- settlements of intangible fixed assets		2 221	4 166
- property and personnel insurance	5 794	2 207	3 606
- other	10 518	7 314	12 430
b) other prepayments, of which:	36 349	24 588	18 660
- settlements of sale of telecommunications services	28 911	23 814	17 288
- advance payment of interest on credit	358	187	448
- other	7 080	587	924
Total short term prepayments	91 542	41 983	79 184

Note 12.

REVALUATION DUE TO PERMANENT DIMINUTION OF VALUE

Item	Elements of assets	Amount of write off	of which: recognised in profit and loss account	of which: recognised in shareholders' funds	Reason for write-off
1	2	3	4	5	6
I	Fixed assets	11 830	11 830		X
-	Tangible fixed assets	3 484	3 484		permanent diminution of value
-	Debtors	384	384		collectability risk
-	Long term financial investments	7 962	7 962		permanent diminution of value
II	Current assets	78 640	78 640		X
-	Debtors	78 640	78 640		collectability risk
	TOTAL	90 470	90 470		X

Note 13.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	n/a	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	n/a	147 000 000	1 470 000	transferring to share capital of the dominant entity part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

Information on changes in share capital between 1 January 2002 - 30 June 2002.

In the first half of 2002 there were no changes in the share capital of the dominant entity. On 30 June 2002 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 ordinary bearer shares with a nominal value of PLN 10.00 each. On 30 June 2002 shareholders holding 5% or more of the share capital, and at the same time entitled to 5% or more votes at the shareholders' meeting, in accordance with information held by the dominant entity, were the following:

1. The State Treasury– 88 567 589 shares of KGHM Polska Miedź S.A., representing 44.28% of the share capital of the dominant entity, together with the same number of votes at the General Meeting.
2. Deutsche Bank Trust Company Americas - depositary bank in the Depositary Receipt Program of the dominant entity, which as at 30 June 2002 had issued 13 214 833 depositary receipts, representing 26 429 666 shares and 13.21% of the share capital of the dominant entity, together with the same number of votes at the General Meeting.
3. Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A., representing 5.38% of the share capital of the dominant entity, together with the same number of votes at the General Meeting.

Note 14A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 14B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 15.

RESERVE CAPITAL	H1/2002	2001	H1/2001
a) Share premium account			
b) Statutory reserves	660 334	664 734	662 039
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	373 206	564 264	564 502
d) Additional payments to reserve capital	497		
e) Other	193 643	194 465	181 425
- consolidated adjustments	191 823	193 705	180 599
- other	1 820	760	826
Total reserve capital	1 227 680	1 423 463	1 407 966

Note 16.

REVALUATION RESERVE CAPITAL	H1/2002	2001	H1/2001
a) due to revaluation of tangible fixed assets	722 167	724 961	733 753
b) due to gains / losses on valuation of financial instruments, of which:	25 566	(8 196)	(225)
- due to valuation of hedging instruments	25 566	(8 196)	(225)
c) due to deffered income tax	(12 809)	2 295	63
d) exchange rate differences on foreign divisions			
e) other	24 945	25 089	24 945
- revaluation reserve capital of entities purchased before 1.01.1995	24 945	24 945	24 945
- other		144	
Total revaluation reserve capital	759 869	744 149	758 536

Note 17.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2002	2001	H1/2001
- statutory capital in foreign entity to cover future losses	417	279	279
- share in capital of entities valuation by equity method, consolidation adjustments	231	231	231
Total other reserve capital	648	510	510

Note 18.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2002	2001	H1/2001
Total write-off of net profit in the financial year			

Note 19.

CHANGE IN MINORITY INTEREST	H1/2002	2001	H1/2001
Beginning of the period	15 447	23 237	23 237
a) increase, due to:	3 207	743	261
- share in shareholders' fund changes	1 016	471	261
- changes in capital relations	2 191	131	
- other		141	
b) decrease, due to:	(342)	(8 533)	(5 734)
- changes in capital relations	(31)	(4 358)	(4 388)
- share in shareholders' fund changes	(311)	(3 619)	(790)
- other		(556)	(556)
Minority interest at the end of the period	18 312	15 447	17 764

Note 20A.

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES	H1/2002	2001	H1/2001
a) negative goodwill - subsidiaries	703	873	1 030
b) goodwill - co-subsidiaries			
c) goodwill - associates	9	343	920
Total goodwill of subordinated entities	712	1 216	1 950

Note 20B.

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period	1 520	1 520	1 520
b) increases, of which:			
c) decreases, of which:	(19)		
- % change of stake	(19)		
d) negative gross book value at the end of the period	1 501	1 520	1 520
e) write-off of negative goodwill at the beginning of the period	647	343	343
f) write-off of negative goodwill for the period	151	304	147
- current write-off	151	304	147
g) write-off of negative goodwill at the end of the period	798	647	490
h) negative net book value at the end of the period	703	873	1 030

Note 20C.

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) negative gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) negative net book value at the end of the period			

Note 20D.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period	9 245	9 797	9 797
b) increases, of which:		41	41
- change in entity status		41	41
c) decreases, of which:	(631)	(593)	
- sale	(631)	(593)	
d) negative gross book value at the end of the period	8 614	9 245	9 838
e) write-off of negative goodwill at the beginning of the period	8 902	8 321	8 321
f) write-off of negative goodwill for the period	(297)	581	597
- current write-off	335	1 154	577
- other increases of write-off		20	20
- other decreases of write-off	(632)	(593)	
g) write-off of negative goodwill at the end of the period	8 605	8 902	8 918
h) negative net book value at the end of the period	9	343	920

Controlled entity	Date of share purchase	Purchase price	Market value of assets as at date of purchase	Capital reserve arising on consolidation	Value of write-offs
Subsidiaries	X	X	X	1 501	798
Walcownia Metali Nieżelaznych Sp. z o.o.	23.03.1998	13 083	13 200	117	
- adjustment of reserve due to purchase				37	
- adjustment of reserve due to purchase				70	
- adjustment of reserve due to purchase	15.02.2000			1 334	
- other adjustments	18.02.2000			(38)	
- adjustment of reserve due to change of shares in capital	25.03.2002			(19)	798

Controlled entity	Date of share purchase	Purchase price	Market value of assets as at date of purchase	Capital reserve arising on consolidation	Value of write-offs
Associated	X	X	X	8 614	8 605
WM "Łabędy" S.A.	15.01.1997	7 588	12 913	5 325	
- adjustment of reserve due to purchase				403	5 728
PHP Mercus Sp. z o.o.	31.12.1994	1 663	4 201	2 538	
- adjustment of capital reserve due to change of shares in capital				307	2 845
Fosroc Ksante Sp. z o.o.	17.08.1998	1 309	1 350	41	32

Note 21A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2002	2001	H1/2001
1. Provision for deferred income tax at the beginning of the period, of which:	104 265	87 871	87 871
a) recognised in financial result	104 265	87 849	87 849
- exchange rate differences	5 966		
- interest	6 907	968	968
- valuation of derivative transactions	27 236	48 281	48 281
- depreciation	55 637	38 589	38 589
- other	8 519	11	11
b) recognised in Shareholders' Funds		22	22
- exchange rate differences		22	22
- other			
c) recognised in goodwill or negative goodwill			
2. Increases	176 386	226 809	74 353
a) recognised in financial result for the period in connexion with positive timing differences, due to:	156 322	226 809	74 353
- exchange rate differences	27 062	1 259	455
- interest	2 895	7 771	748
- valuation of derivative transactions	108 730	169 755	60 800
- depreciation	14 745	30 042	11 603
- other	2 890	17 982	747
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	20 064		
- revaluation of cash flow hedges	19 962		
- other	102		
c) recognised in goodwill or negative goodwill in connexion with positive timing differences, due to:			
3. Decreases	(162 155)	(210 415)	(85 086)
a) recognised in financial result for the period in connexion with positive timing differences, due to:	(155 002)	(210 415)	(85 086)
- exchange rate differences	(31 721)	(1 236)	(291)
- interest	(7 968)	(1 837)	(527)
- valuation of derivative transactions	(108 485)	(190 863)	(78 269)
- depreciation	(5 105)	(12 994)	(5 305)
- other	(1 723)	(3 485)	(694)
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	(7 153)		
- revaluation of hedging instruments	(7 153)		
- other			
c) recognised in goodwill or negative goodwill in connexion with positive timing differences			
4. Total provision for deferred income tax at the end of the period	118 496	104 265	77 138
a) recognised in financial result	105 585	104 243	77 116
- exchange rate differences	1 307	23	164
- interest	1 834	6 902	1 189
- valuation of derivative transactions	27 481	27 173	30 812
- depreciation	65 277	55 637	44 887
- other	9 686	14 508	64
b) recognised in Shareholders' Funds	12 911	22	22
- revaluation of cash flow hedges	12 809		
- other	102	22	22
c) recognised in goodwill or negative goodwill			

POSITIVE TIMING DIFFERENCES

Item	Description of basic asset and liability groups	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	166	140	until expiration
II	tangible fixed assets	depreciation	238 361	287 766	until expiration
B	Current assets				
I	inventory	valuation of inventories	37	61	XII. 2002
II	short term debtors	interest accrued on debtors	19 957	2 463	XII. 2002
		interest accrued on debtors	70	40	2006
		accrued contractual penalties	12	4	XII. 2002
		exchange rate differences relating to settlement with result of prior years	(1 317)	(317)	XII. 2002
		accrued positive exchange rate differences		3 574	XII. 2002
	debtors from other entities	debtors due to reversal of decisions of the Tax Office after an audit	15 361	24 554	XII. 2002
III	short term investments				
	short term financial assets	interest accrued on loans	4 764	3 773	XII. 2002
	other short term financial assets	valuation of financial income from derivative transactions	41 732	11 825	XII. 2002
		valuation of hedging instruments		45 752	XII. 2002
		valuation of securities	1 563	1 216	XII. 2002
		valuation of securities	1 318	125	XII. 2003
	cash and cash equivalents	accrued positive exchange rate differences	85	360	XII. 2002
	SHAREHOLDERS' FUNDS AND LIABILITIES				
B	Liabilities and provisions for liabilities				
II	long term liabilities	exchange rate differences relating to settlement with result of prior years	1 224	(105)	XII. 2002
III	short term liabilities	exchange rate differences relating to settlement with result of prior years	20 606		XII. 2002
	credit	valuation of financial income from derivative transactions		5	XII. 2002
		accrued positive exchange rate differences		670	XII. 2002
	trade liabilities	exchange rate differences relating to settlement with result of prior years	709	684	XII. 2002
		accrued positive exchange rate differences		1	XII. 2002
	other financial liabilities	valuation of financial income from derivative transactions	55 541	86 327	XII. 2002
	Total positive temporary differences		400 188	468 917	

Note 21B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	641 230	481 899	481 899
- jubilee awards	201 946	29 539	29 539
- retirement-disability rights	112 227	452 153	452 153
-other provisions for employee benefits	2 158	207	207
- coal-equivalent payments	324 899		
b) increase, due to:	18 963	160 728	
- creation of provision	18 957	160 497	
- other	6	231	
c) utilisation, due to:		(146)	
- creation of costs		(146)	
d) release, due to:	(18 977)	(1 251)	(1 096)
- unnecessary	(17 676)	(1 075)	
- other	(1 301)	(176)	(1 096)
e) end of the period	641 216	641 230	480 803
- jubilee awards	192 928	201 946	28 659
- retirement-disability rights	106 738	112 227	451 936
- other provision for employee benefits	55	2 158	208
- coal-equivalent payments	341 495	324 899	

Note 21C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	55 204	49 330	49 330
- jubilee awards	25 374	6 296	6 296
- retirement-disability rights	11 338	40 991	40 991
- other provisions for employee benefits	3 264	2 043	2 043
- coal-equivalent payments	15 228		
b) increase, due to:	1 317	9 511	5 895
- creation of provision		9 298	69
- acquisition granting significant influence			42
- other	1 317	213	5 784
c) utilisation, due to:	(123)	(495)	(156)
- realisation of expenses	(123)	(495)	(156)
d) release, due to:	(5 442)	(3 142)	(5 261)
- revaluation	(89)	(3 048)	(323)
- sale of entity	(3 568)		
- other	(1 785)	(94)	(4 938)
e) end of the period	50 956	55 204	49 808
- jubilee awards	23 765	25 374	7 156
- retirement-disability rights	10 631	11 338	41 204
- other provisions for employee benefits	1 335	3 264	1 448
- coal-equivalent payments	15 225	15 228	

Note 21D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	261 762	225 608	225 608
- costs of mines closure	230 705	218 285	218 285
- costs of scrapping fixed assets and fixed assets under construction	5 863	7 323	7 323
- other provisions for potential losses, expenses and liabilities	25 194		
b) increase, due to:	27 148	37 614	14 928
- creation of provisions	27 148	37 614	14 928
c) utilisation, due to:			
d) release, due to:	(94)	(1 460)	
- release of unneccesary provisions after revaluation	(45)	(1 460)	
- other	(49)		
e) end of the period	288 816	261 762	240 536
- costs of mines closure	242 297	230 705	233 213
- costs of scrapping fixed assets and fixed assets under construction	5 814	5 863	
- other provisions for potential losses, expenses and liabilities	40 705	25 194	7 323

Note 21E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	99 200	86 023	86 023
- costs of mines closure	8 527	9 883	9 883
- costs of scrapping fixed assets and fixed assets under construction	2 460	3 006	3 006
- environmental fees	186	179	179
- disputed issues and court ruling	21 374	7 322	7 322
- other provisions for potential losses and expenses	66 653	65 633	65 633
b) increase, due to:	39 327	70 299	12 351
- creation of provision	39 212	67 632	11 686
- acquisition granting significant influence			139
- other	115	2 667	526
c) utilisation, due to:	(9 031)	(46 612)	(15 694)
- realisation of expenses	(9 031)	(46 612)	(15 694)
d) release, due to:	(6 447)	(10 510)	(3 032)
- revaluation	(5 367)	(9 717)	(2 457)
- other	(1 080)	(793)	(575)
e) end of the period	123 049	99 200	79 648
- costs of mines closure	5 460	8 527	4 459
- costs of scrapping fixed assets and fixed assets under construction	2 083	2 460	4 049
- environmental fees	51	186	279
- disputed issues and court ruling	30 851	21 374	7 489
- other provisions for potential losses and expenses	84 604	66 653	63 372

Note 22A.

LONG TERM LIABILITIES	H1/2002	2001	H1/2001
a) toward subsidiaries			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
b) toward co-subsidiaries			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward dominant entity			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	272 223	253 878	280 346
- credit and loans	128 669	126 293	12 310
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	122		
- other (by type)	143 432	127 585	268 036
- liabilities due to concession	142 846	126 515	263 956
- liabilities due to debtors	586		2 627
- liabilities due to payments to ZUS		1 070	1 453
Total long term liabilities	272 223	253 878	280 346

Note 22B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2002	2001	H1/2001
a. Over 1 year, to 3 years	271 893	253 503	275 259
b. Over 3 years, to 5 years	330	375	4 746
c. Over 5 years			341
Total long term liabilities	272 223	253 878	280 346

Note 22C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	2 752	3 121	4 873
b) in foreign currency	269 471	250 757	275 473
b1.unit / currency '000 / EUR	35 848	35 944	80 468
'000PLN	146 243	129 839	274 660
b2.unit / currency '000 / USD	30 000	30 000	
'000PLN	123 228	120 918	
other currencies in '000PLN			813
Total long term liabilities	272 223	253 878	280 346

ote 22D.

ONG TERM LIABILITIES DUE TO CREDITS AND LOANS

Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank Handlowy S.A.	Warsaw	123 228	30 000 USD	123 228	30 000 USD	2.43875%	28.12.2004	proxy rights to bank account for amount PLN 123 228 thousand	
Bank Austria	Vienna	3 205	799 EUR	3 205	799 EUR	3.85%	without time limit	surrender of debtors, bill of exchange	
LG PetroBank S.A.	Wrocław	700		480		WIBOR + fixed rate of 3.5%	30.06.2006	mortgage, rights to tangible fixed assets, surrender of rights to insurance policy	bank provision - 1.40%
LG PetroBank S.A.	Wrocław	300		211		WIBOR +fixed rate of 3.5%	31.07.2006	mortgage, rights to tangible fixed assets, surrender of rights to insurance policy	bank provision - 0.80%
Fortis Bank Polska S.A.	Wrocław	1 000		698		WIBOR + fixed rate of 2.5%	02.05.2006	mortgage, rights to insurance policy of real estate	bank provision - 1.00%
Volkswagen Bank Polska	Warsaw	46		18		18.50%	18.12.2004	pledge on fixed asset	bank provision - 3.00%
Wschodni Bank Cukrownictwa	Ostrowiec Świętokrzyski	32		13		18.50%	27.09.2004	pledge on fixed asset	bank provision - 2.00%
Bank PKO S.A.	Lubin	3 329	924 EUR	193	48 EUR	EURIBOR + fixed rate of 2.0% / 5.30%	30.09.2003	own bill of exchange in blanco with declaration, proxy rights to bank account, secured mortgage on perpetual usufruct of land, surrender of rights to insurance policy	
Wojewódzki Fundusz Ochrony Środowiska	Koszalin	241		137		4.20%	31.10.2005	own bill of exchange in blanco, rights to tangible fixed assets	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	1 197		197		11.00%	16.07.2003	own bill of exchange, surrender of debtors	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	289		289		9.00%	16.06.2005	bill of exchange, guaranted by WFP HEFRA	
otal	X	133 567	X	128 669	X	X	X	X	X

ue to long term credit drawn, the following security have been applied:

ype of security	Amount in PLN	Amount in curency	Time-limit
oxy rights to bank account	123 228	30 000 USD	28.12.2004
wn bill of exchange	1 197		16.07.2003
lortgage, rights to fixed assets of min. value of 700 thousand, surrender of rights to insur. policy	700		30.06.2006
lortgage, rights to fixed assets of min. value of 700 thousand, surrender of rights to insur. policy	300		31.07.2006
lortgage, rights to insurance policy of real estate	1 000		02.05.2006
edge on vehicle	60		18.12.2004
edge on vehicle	53		27.09.2004
ecured mortgage	7 500		30.09.2003
ights to tangible fixed asset	241		31.10.2005
ill of exchange in blanco	250		31.12.2005
wn bill of exchange	300		16.06.2005

ote 22E.

ONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS

Debt financial instruments by type	Face value	Interest rate	Redemption period	uarantees/Securi	Additional rights	Quotation market	Other

Note 23A.

SHORT TERM LIABILITIES	H1/2002	2001	H1/2001
a) toward subsidiaries	570	604	631
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	2	181	1
- less than 12 months	2	181	1
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	568	423	630
b) toward co-subsidiaries			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	29 821	21 622	15 404
- credits and loans, of which:		5 849	1 160
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	29 819	15 666	14 241
- less than 12 months	29 819	15 666	14 241
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	2	107	3
d) toward signifficant investor			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

e) toward dominant entity			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
f) toward other entities	3 031 527	3 058 549	2 356 961
- credits and loans, of which:	2 116 483	1 859 569	1 366 734
- long term credits and loans repayable in the present period		806	342
- due to issued debt securities			2 000
- due to dividends	771	353	200 353
- other financial liabilities, of which:	57 727	149 458	184 522
- due to valuation of derivative instruments	57 727	149 458	91 399
- due to premium from derivative instruments			93 123
- due to goods, works and services:	251 801	364 601	234 728
- less than 12 months	246 648	359 961	234 728
- over 12 months	5 153	4 640	
- advances received for deliveries	1 160	853	291
- bills of exchange payable			500
- due to taxes, customs duty and other benefits	78 006	77 125	96 977
- due to wages	47 793	81 682	59 104
- other (by type)	477 786	524 908	211 752
- liabilities due to concession	357 637	309 447	143 473
- environmental fees	14 789	61 944	6 925
- mining royalty	12 644	10 755	12 623
- other	92 716	142 762	48 731
g) special funds (by type)	74 294	56 012	69 604
- social fund	74 244	55 907	67 461
- other funds	50	105	2 143
Total short term liabilities	3 136 212	3 136 787	2 442 600

Note 23B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	1 569 228	1 772 122	1 002 591
b) in foreign currency	1 566 984	1 364 665	1 440 009
b1.unit / currency '000 / USD	294 721	241 916	238 935
'000PLN	1 222 358	1 005 414	959 106
b2.unit / currency '000 / EUR	84 130	99 407	132 252
'000PLN	343 389	358 462	477 428
b3.unit / currency '000 / GBP	190	91	301
'000PLN	1 180	530	1 748
other currencies in '000PLN	57	259	1 727
Total short term liabilities	3 136 212	3 136 787	2 442 600

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Note 23C.

SHORT TERM LIABILITIES DUE TO CREDITS AND LOANS									
Name of entity (company)	Location of Head Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Citibank International PLC and ABN AMRO N.V., JPMorgan	Amsterdam London	827 440	200 000 USD or equivalent in EUR, GBP, CHF	750 249	181 342 USD	3.35500%	27.06.2003		
				20 574	5 000 USD	3.04000%	19.12.2002		
				20 574	5 000 USD	3.04000%	19.12.2002		
				20 574	5 000 USD	3.04000%	19.12.2002		
				20 574	5 000 USD	3.04000%	19.12.2002		
				55 550	13 500 USD	3.04000%	19.12.2002		
				20 574	5 000 USD	3.04000%	19.12.2002		
				10 287	2 500 USD	3.04000%	19.12.2002		
Bank PKO S.A.	Warsaw	178 994	43 500 USD	10 287	2 500 USD	3.04000%	19.12.2002	proxy rights to bank accounts PLN 178 994 thousand	
				800 000		10.73000%	19.12.2002		
Bank PKO S.A.	Warsaw	915 000		115 000		10.73000%	19.12.2002	proxy rights to bank accounts PLN 915 000 thousand	
		61 321	15 000 USD	61 321	15 000 USD	2.63875%	30.08.2002	own bill of exchange - PLN 61 321 thousand	
BRE Bank S.A.	Warsaw	163 524	40 000 USD	163 524	40 000 USD	2.75000%	01.02.2003	own bill of exchange - PLN 163 524 thousand	
Unpaid interest on bank loans from BRE Bank S.A.	Warsaw			120				own bill of exchange - PLN 120 thousand	
Unpaid interest on other loans				4 899					
Bank Handlowy S.A.	Warsaw	4 000		735		WIBOR 1M + 0.60%	without limit	surrender of debtors	
Cuprum Bank S.A.	Lubin	8 000		2 869		12.88000%	07.10.2002	mortgage on fixed assets; security on coal inventory	
Dresdner Bank Polska	Warsaw	23 500		23 466		WIBOR 3M + 0.65%	10.07.2002	pledge on treasury bills; pledge (conditional) on shares of PKN Orlen S.A.	
Societe Generale S.A.	Warsaw	1 500				WIBOR 1M + 0.80%	without limit	security of KGHM Polska Miedź S.A.	
Cuprum Bank S.A.	Lubin	3 500		3 310		WIBOR 3M + fixed rate of 1.25%	24.07.2002	bill of exchange in blanco with bill of exchange declaration, proxy rights to bank accounts, transfer of ownership to inventory (semi-products and work in progress) and to fixed assets together with surrender of rights to insurance policy	
Raiffeisen Bank S.A.	Warszawa	2 500		1 760		WIBOR 1 week + 1.5% margin, variable	25.07.2002	bill of exchange in blanco with bill of exchange declaration, proxy rights to bank accounts, registered pledge on material inventories together with surrender of insurance policy, surrender of future debtors from a co-operation agreement	
Fortis Bank Polska S.A.	Warszawa	2 000		2 020		WIBOR 1M + 2.00%	13.08.2002	civil law security of DSI S.A., proxy rights to bank accounts, real estate mortgage up to PLN 2 000 thausand	
BRE Bank S.A.	Wrocław	1 500		1 387		20.00%	18.10.2002	bill of exchange; mortgage	
Cuprum Bank S.A.	Legnica	500		499		WIBOR 1M + 4.0%, variable	27.12.2002	bill of exchange; transfer of ownership to fixed assets	
Bank Ochrony Środowiska	Wrocław	65		26		19.9% variable	23.07.2003	bill of exchange; registered pledge	
Fundusz Gwarantowanych Świadczeń Pracowniczych	Wrocław	974		100		0%			
LG Petro Bank S.A.	Wrocław	700		156		WIBOR + fixed rate of 3.5%	30.06.2006	mortgage; transfer of ownership to equipment; surrender of rights to insurance policy	bank provision - 1.40%
LG Petro Bank S.A.	Wrocław	300		67		WIBOR + fixed rate of 3.5%	31.07.2006	mortgage; transfer of ownership to equipment; surrender of rights to insurance policy	bank provision - 0.80%
Fortis Bank Polska S.A.	Wrocław	1 000		226		WIBOR + fixed rate of 2.5%	02.05.2006	mortgage; surrender of rights to property insurance	bank provision - 1%
Volkswagen Bank Polska	Warszawa	46		10		18.50%	18.12.2004	pledge on assets	bank provision - 3%
Wschodni Bank Cukrownictwa	Ostrowiec Świętokrzyski	32		9		18.50%	27.09.2004	pledge on assets	bank provision - 2%
Raiffeisen Bank Polska S.A.	Wrocław	1 000		979		WIBOR 1-week+2%	31.03.2003	mortgage; surrender of debtors; security of DSI S.A.; surrender of rights to a policy	bank provision - 0.40%
Raiffeisen Bank Polska S.A.	Wrocław	450		392		WIBOR 1-mth + 2%	31.03.2003	security of DSI; registered pledge; surrender of debtors; surrender of rights to insurance policy	bank provision - 0.40%
Cuprum Bank S.A.	Lubin	800				21.5% variable	27.09.2002	real estate mortgage; surrender of rights to insurance policy; proxy rights to bank account; transfer of rights to fixed assets	
Wojewódzki Fundusz Ochrony Środowiska	Koszalin	241		52		4.20%	31.10.2005	bill of exchange in blanco, transfer of rights to fixed assets	
ING Bank Śląski S.A.	Legnica	1 000		1 000		variable: WIBOR 3M + bank margin of 1.25 p.p.	24.01.2003	bill of exchange in blanco, surrender of debtors	

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Kredyt Bank S.A.	Legnica	1 500		1 337		12.14% variable rate, 3 point bank margin + WIBOR	30.12.2002	real estate mortgage on perpetual usufruct of land; real estate mortgage; proxy rights to bank account; transfer of rights to fixed assets; surrender of rights to insurance policy	
PeKaO S.A.	Lubin	3 329	924 EUR	772	192 EUR	variable rate, i.e. 2 point bank margin + Euribor. Currently 5.30%	30.09.2003	bill of exchange in blanco with bill of exchange declaration, proxy rights to bank account; real estate mortgage on perpetual usufruct of land; surrender of rights to insurance policy.	
Kredyt Bank S.A.	Legnica	800		800		13.29% variable rate, 3.88 point bank margin + WIBOR	30.12.2002	contractual real estate mortgage; proxy rights to bank account; transfer of rights to fixed assets; surrender of rights to insurance policy	
PBH PBK S.A.	Wrocław	250		250		variable: WIBOR 1M + bank margin of 2%	08.04.2003	bill of exchange in blanco, surrender of debtors	
PBH PBK S.A.	Wrocław	250		146		variable: WIBOR 1M + bank margin of 2%	08.04.2003	bill of exchange in blanco, surrender of debtors	
Cuprum Bank S.A.	Bolesławiec	100		8		14.88%	20.09.2002	bill of exchange in blanco; transfer of rights to machinery and equipment	
Total	X	2 206 116	X	2 116 483	X	X	X	X	X

The following security instruments were made due to long term bank and other loans drawn:

Type of security	*Amount in PLN*	*Amount in foreign currency*	*Maturity*
Proxy rights to bank accounts	178 994	43 500 USD	19.12.2002
Proxy rights to bank accounts	915 000		19.12.2002
Own bills of exchange	61 321	15 000 USD	unspecified
Own bills of exchange	163 524	40 000 USD	unspecified
Own bills of exchange	120		unspecified
Mortgage on power plant building	1 635		07.10.2002
Mortgage on heating pipelines	3 810		07.10.2002
Mortgage on power plant building	4 369		07.10.2002
Mortgage on office building	3 312		07.10.2002
Pledge on coal inventory	2 790		07.10.2002
Pledge on Treasury bills	1 500		10.07.2002
Pledge on 1 004 900 shares of PKN Orlen S.A.	20 620		10.07.2002
Pledge on 500 000 shares of PKN Orlen S.A.	10 260		10.07.2002
Bill of exchange	300		05.11.2002
Bill of exchange	89		17.08.2002
Bill of exchange, transfer of ownership to fixed assets	500		27.12.2002
Bill of exchange, mortgage	1 500		21.11.2002
Bill of exchange	70		04.07.2002
Bill of exchange	1 500		18.10.2002
Surrender of debtors, bill of exchange in blanco	1 000		24.01.2003
Surrender of debtors, bill of exchange in blanco	500		08.04.2003
Registered pledge to fixed assets	450		31.03.2003
Real estate mortgage	950		31.03.2003
Real estate mortgage	7 500		30.09.2003
Real estate mortgage	1 650		27.09.2002
Transfer of ownership to fixed assets	1 621		27.09.2002
Contractual mortgage	700		31.12.2002
Contractual mortgage	500		31.12.2002
Real estate mortgage	900		31.12.2002
Transfer of ownership to fixed assets	1 091		31.12.2002
Transfer of ownership to fixed assets	924		31.12.2002
Real estate mortgage	900		31.12.2002
Transfer of ownership to fixed assets	241		30.10.2005
Real estate mortgage	900		31.12.2002
Transfer of ownership to machinery and equipment	137		20.09.2002
Transfer of ownership to machinery and equipment	105		20.09.2002
Bill of exchange in balnco; bill of exchange declaration together with security of DSI. S.A.	3 500		24.07.2002
Transfer of ownership to inventory (semi-products and work in progress) and surrender of rights to insurance policy	2 874		24.07.2002
Transfer of ownership to fixed assets and surrender of rights to insurance policy	626		24.07.2002
Bill of exchange in blanco; bill of exchange declaration	2 500		25.07.2002
Registered pledge on material inventories; surrender of rights to insurance policy	3 125		25.07.2002
Surrender of future debtors from a co-operation agreement	2 500		25.07.2002
Mortgage on an administrative-social building	2 000		13.08.2002

Note 23D.

SHORT TERM LIABILITIES DUE TO THE ISSUANCE OF FINANCIAL DEBT INSTRUMENTS						
Financial debt instruments by type	Nominal value	Interest conditions	Maturity	Guarantees	Additional rights	Other

Note 24A.

CHANGE IN NEGATIVE GOODWILL	H1/2002	2001	H1/2001
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 24B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2002	2001	H1/2001
a) accruals	204 406	71 940	314 976
- long term accruals (by type)			144
- charged to other costs			144
- short term accruals (by type)	204 406	71 940	314 832
- wages with charges	157 368	14 073	229 053
- environmental fees	127	89	27 064
- settlement due to unused vacations	17 862	16 435	14 415
- planned repairs settled in financial year			12 342
- accounted for under other costs	21 630	32 340	16 795
- other	7 419	9 003	15 163
b) deferred income	2 032	1 698	34 776
- long term deferred income (by type)	2 508	2 692	4 451
- equivalent cash amounts obtained or due from clients	49	49	55
- cash and cash equivalents received for acquisition of fixed assets	1 711	1 828	1 588
- other	748	815	2 808
- short term deferred income (by type)	(476)	(994)	30 325
- equivalent cash amounts obtained or due from clients	1 819	1 748	32 550
- cash and cash equivalents received for acquisition of fixed assets	344	426	344
- other	(2 639)	(3 168)	(2 569)
Total other accruals and deferred income	206 438	73 638	349 752

Note 25.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2002	2001	H1/2001
Shareholder's Funds	3 186 613	3 220 997	3 981 911
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	15.93	16.10	19.91
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between Shareholder's Funds of the KGHM Polska Miedź S.A. Capital Group on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2002	2001	H1/2001
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from signifficant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 26B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2002	2001	H1/2001
a) granted guarantees, of which:	17 231	19 666	1 099 424
- toward subsidiaries	13 222	16 166	1 094 791
- toward co-subsidiaries			
- toward associates	4 009	3 500	4 633
- toward significant investor			
- toward dominant entity			
b) other (by type)			
- bills of exchange			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities	17 231	19 666	1 099 424

EXPLANATORY NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Note 27A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2002	H1/2001
- copper, silver, gold and smelter by-products	2 057 410	2 140 293
- of which: from related entities	484	
- energy	24 181	25 286
- of which: from related entities	256	244
- services	274 292	210 981
- of which: from related entities	1 771	1 819
- mining machinery, mining transport equipment and other equipment	7 095	20 072
- of which: from related entities	419	723
- other products	54 686	55 568
- of which: from related entities	2 854	3 075
Total net revenue from sale of products	2 417 664	2 452 200
- of which: from related entities	5 784	5 861

Note 27B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2002	H1/2001
a) Domestic	955 782	1 423 180
- of which: from related entities	5 780	5 861
- copper, silver, gold and smelter by-products	608 716	1 127 166
- of which: from related entities	484	
- energy	24 181	25 286
- of which: from related entities	256	244
- services	269 524	206 291
- of which: from related entities	1 767	1 819
- mining machinery, mining transport equipment and other equipment	5 890	18 441
- of which: from related entities	419	723
- other products	47 471	45 996
- of which: from related entities	2 854	3 075
b) Export	1 461 882	1 029 020
- of which: from related entities	4	
- copper, silver, gold and smelter by-products	1 448 694	1 013 127
- of which: from related entities		
- energy		
- of which: from related entities		
- services	4 768	4 690
- of which: from related entities	4	
- mining machinery, mining transport equipment and other equipment	1 205	1 631
- of which: from related entities		
- other products	7 215	9 572
- of which: from related entities		
Total revenue from the sale of products	2 417 664	2 452 200
- of which: from related entities	5 784	5 861

Note 28A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2002	H1/2001
- smelter products	15 312	26 450
- of which: from related entities		
- wastes and resale of material	6 955	7 773
- of which: from related entities	38	29
- fuels, gas	46 047	81 840
- of which: from related entities	554	215
- other	7 283	10 070
- of which: from related entities	1 300	20
Total revenue from the sale of materials and goods for resale	75 597	126 133
- of which: from related entities	1 892	264

Note 28B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2002	H1/2001
a) Domestic	61 880	125 309
- of which: from related entities	1 892	264
- smelter products	1 546	26 203
- of which: from related entities		
- wastes and resale of material	6 955	7 773
- of which: from related entities	38	29
- fuels, gas	46 047	81 840
- of which: from related entities	554	215
- other	7 332	9 493
- of which: from related entities	1 300	20
b) Export	13 717	824
- of which: from related entities		
- smelter products	13 766	247
- of which: from related entities		
- wastes and resale of material		
- of which: from related entities		
- fuels, gas		
- of which: from related entities		
- other	(49)	577
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	75 597	126 133
- of which: from related entities	1 892	264

Note 29.

COSTS BY TYPE	H1/2002	H1/2001
a) Depreciation	254 803	259 621
b) Consumption of materials and energy	684 425	726 419
c) External services	453 096	526 082
d) Taxes and fees	130 173	100 366
e) Wages and salaries	570 416	564 167
f) Social insurance and other benefits	205 553	202 870
g) Other	38 929	44 357
- business trip	5 377	6 245
- advertising and promotion costs	9 325	11 377
- property and personnel insurance	11 274	9 169
- other costs	12 953	17 566
Total costs by type	2 337 395	2 423 882
Change in work in progress and finished goods	52 376	37 256
Costs of production of products for internal use (negative value)	(81 693)	(100 858)
Selling costs (negative value)	(45 578)	(51 926)
General administration costs (negative value)	(288 507)	(319 337)
Costs of production of manufactured products sold	1 973 993	1 989 017

Note 30.

OTHER OPERATING INCOME	H1/2002	H1/2001
a) Release of provisions, due to:	20 791	2 680
- costs of disposal of fixed asstes		280
- disability rights and other	17 676	627
- potential costs and expenses	1 821	872
- other liabilities	1 294	901
b) other, due to:	64 383	11 916
- reversal of write-offs revaluing debtors and current assets	6 898	599
- penalties and damages paid to the company	2 874	5 084
- correction of real estate tax from prior year	44 756	
- other operating income	9 855	6 233
Total other operating income	85 174	14 596

Note 31.

OTHER OPERATING COSTS	H1/2002	H1/2001
a) Provisions created due to:	76 844	26 395
- costs of mine liquidation	11 592	14 928
- compensation		4 023
- future costs of disposal of fixed asstes		1 042
- retirement and similar benefits	18 946	1 501
- liabilities for mining royalty	15 408	
- acquisition costs of site for building of tailings pond	19 556	
- other	11 342	4 901
b) other, due to:	8 393	15 952
- donations of current assets and cash and cash equivalents	499	8 125
- compensation, penalties and damages	1 044	1 466
- other	6 850	6 361
Total other operating costs	85 237	42 347

WRITE-OFFS REVALUING NON-FINANCIAL ASSETS	H1/2002	H1/2001
a) liquidation of unused fixed assets	1 371	720
b) valuation of fixed assets under construction without economic effect	187	842
c) valuation of by-products and materials inventory to market price	595	1 561
d) write-off for bad debtors	11 354	173
e) write-off of debtors questioned by debtors	5 908	335
f) debtors related to operating activities from debtors under liquidation, bankruptcy or having submitted an application for bankruptcy	55	215
Total write-offs revaluing non-financial assets	19 470	3 846

Note 32A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2002	H1/2001
a) from related entities		551
- from subsidiaries		
- from co-subsidiaries		
- from associates		551
- from significant investor		
- from dominant entity		
b) from other entities		2
Total financial income from dividends and share in profit		553

Note 32B.

FINANCIAL INCOME FROM INTEREST	H1/2002	H1/2001
a) due to loans	8 717	
- from related entities, of which:	3	
- from subsidiaries		
- from co-subsidiaries		
- from associates	3	
- from significant investor		
- from dominant entity		
- from other entities	8 714	
b) other interest	23 087	16 622
- from related entities, of which:	268	1 309
- from subsidiaries		
- from co-subsidiaries		
- from associates	268	1 309
- from significant investor		
- from dominant entity		
- from other entities	22 819	15 313
Total financial income from interest	31 804	16 622

Note 32C.

OTHER FINANCIAL INCOME	H1/2002	H1/2001
a) foreign exchange gains		104 469
- realised		62 785
- unrealised		41 684
b) release of provisions, due to:	139	487
- release of provisions for interest	139	487
c) other, of which:	(17 290)	2 764
- annulment of revalued debtors	182	452
- adjustment of interest accounted for in 2001	(17 665)	
- other	193	2 312
Total other financial income	(17 151)	107 720

Note 33A.

FINANCIAL COSTS FROM INTEREST	H1/2002	H1/2001
a) from credits and loans, of which:	76 601	51 437
- to related entities, of which:	231	169
- to subsidiaries		
- to co-subsidiaries		
- to associates	231	169
- to significant investor		
- to dominant entity		
- to other entities	76 370	51 268
b) other interest	8 462	12 152
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	8 462	12 152
Total financial costs from interest	85 063	63 589

Note 33B.

OTHER FINANCIAL COSTS	H1/2002	H1/2001
a) foreign exchange losses, due to:	60 923	
- realised	12 415	
- unrealised	48 508	
b) provisions created, due to:	8 399	423
- created provision for State budget interest	8 382	
- created provision for other interest	17	423
c) other, of which:	22 277	25 373
- revaluation of debtors	98	2 569
- bank provisions	11 930	7 991
- other financial costs	10 249	14 813
Total other financial costs	91 599	25 796

Note 34.

PROFIT (LOSS) ON SALES OF ALL/SOME SHARES HELD IN SUBORDINATED ENTITIES	H1/2002	H1/2001
a) profit from sale of shares	3 053	121
- in subsidiaries	3 053	
- in co-subsidiaries		
- in associates		121
b) loss from sale of shares	(4 069)	
- in subsidiaries		
- in co-subsidiaries		
- in associates	(4 069)	
Total profit (loss) on sales of all/some shares held in subordinated entities	(1 016)	121

Information about the result of whole or partial sales of shares held in subsidiaries and associates

Item	Name of entity	Consideration	Result on sale	Net assets of entity sold
I.	Subsidiaries		X	X
1	Zakład Usług Wielobranżowych Sp. z o.o.	cash	3 053	3 139
II.	Associates			
1	Cuprum Bank S.A.	cash	(4 069)	44 585

Note 35.

EXTRAORDINARY GAINS	H1/2002	H1/2001
a) profits resulting from accidents		
b) other, by type:	3 342	902
- penalties and damages paid to the company	2	210
- liquidation of mine and fixed assets		633
- correction of costs from prior years	2 703	
- other	637	59
Total extraordinary gains	3 342	902

Note 36.

EXTRAORDINARY LOSSES	H1/2002	H1/2001
a) losses resulting from accidents	191	139
b) other, by type:	1 859	2 171
- discontinuation of production	1 754	2 094
- other	105	77
Total extraordinary losses	2 050	2 310

Note 37A.

CURRENT TAXATION	H1/2002	H1/2001
1. Profit (loss) before taxation (consolidation)	(18 857)	49 000
2. Consolidation adjustments	12 801	20 861
3. Differences between profit (loss) before tax and tax base (by item)	136 351	207 241
- provisions created	219 620	170 726
- provisions released	(38 148)	(8 020)
- interest	(3 598)	9 341
- exchange rate differences	22 277	6 724
- income from realised derivative transactions	89 309	
- accrued income from derivative transactions	(216 134)	(194 158)
- costs of realised derivative transactions	(94 755)	
- accrued costs of derivative transactions	100 980	150 429
- other	56 800	72 199
4. Tax base	130 295	277 102
5. Corporate income tax at the rate of 28%	85 913	86 138
6. Increases, waivers, reliefs, write offs and reductions of tax	(5 101)	3 848
7. Current corporate income tax charge disclosed in tax return for the period, of which:	80 861	90 443
- shown in profit and loss acount	80 861	90 380
- relating to the items, which decreased or increased Shareholders' funds		63
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 37B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	H1/2002	H1/2001
- decrease (increase) due to the arise and reversal of temporary differences	(37 854)	(44 954)
- decrease (increase) due to changes in taxation rates	3 221	
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences	(70)	
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	(426)	(617)
- other elements of deferred tax (by type)		
Total deferred income tax	(35 129)	(45 571)

Note 37C.

TOTAL DEFERRED INCOME TAX	H1/2002	H1/2001
- recognised in Shareholders' Funds	(12 809)	(63)
- recognised in goodwill or negative goodwill		

Note 37D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	H1/2002	H1/2001
- discontinued activity	(709)	(273)
- extraordinary items	34	(72)

The KGHM Polska Miedź S.A Capital Group is not a capital group as defined by tax regulations. The tax as shown in the consolidated profit and loss account is the sum of taxes from profit and loss accounts of fully consolidated entities, adjusted by tax, arising from consolidation adjustments, to the financial result:

1. Taxation of Group entities	46 605
KGHM Polska Miedź S.A. - dominant entity	40 315
Dolnośląska Spółka Inwestycyjna S.A.	390
DFM Zanam Sp. z o.o.	67
Inova Sp. z o.o.	51
PeBeKa S.A.	1 871
Zakład Usług Wielobranżowych Sp. z o.o.	105
DKE - Oława Sp. z o.o.	431
CBPM Cuprum Sp. z o.o.	34
Energetyka Sp. z o.o.	(478)
Centrum Badań Jakości Sp. z o.o.	1 226
Pol-Miedź Trans Sp. z o.o.	1 455
KGHM Kupferhandels mbH	38
KGHM Metale S.A.	81
PHM KGHM Metraco Sp. z o.o.	903
Walcownia Metali Nieżelaznych Sp. z o.o.	116
2. Consolidation adjustments	(873)
3. Corporate income tax as shown in consolidated profit and loss account	45 732

Note 38.

CHARGES ON PROFIT (INCREASE LOSSES), DUE TO:	H1/2002	H1/2001
Total charges on profit (increase losses)		

Note39.

NET PROFIT (LOSS)	H1/2002	H1/2001
a) net profit (loss) of dominant entity	102 715	56 656
b) net profits (losses) of subsidiaries	(154 229)	(29 500)
c) net profits (losses) of co-subsidiaries		
d) net profits (losses) of associates	338	538
e) consolidation adjustments	(12 636)	(20 777)
Net profit (loss)	(63 812)	6 917

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES	H1/2002	H1/2001
Profit / loss for the period	(63 812)	6 917
Distribution of profit / coverage of losses		
- transfer to reserve capital or to result of future years	(63 812)	6 917

CONSOLIDATED NET PROFIT BY TYPE OF ACTIVITY OF CAPITAL GROUP	H1/2002	H1/2001
Production of copper and copper products	98 991	51 412
Mechanics	132	1 021
Energy	(1 463)	(802)
Mining constructions	2 994	4 039
Services	(163 724)	(18 900)
R&D services	1 005	1 020
Banking and financial activity	7 171	(11 917)
Other production	(1 398)	(5 837)
Trading	5 116	7 658
Consolidation adjustments	(12 636)	(20 777)
Consolidated net profit	(63 812)	6 917

Note 40.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2002	2001	H1/2001
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date			
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997			
3	Average weighted number of ordinary shares				200 000 000	200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				(813 399)	(742 670)	232 316
5	Net profit (loss)per share (in PLN)				(4.07)	(3.71)	1.16
6	Average weighted diluted number anticipated of ordinary shares						
7	Diluted net profit per share (in PLN)						

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. Capital Group for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Explanatory Note Nr 1
to the Consolidated Statement of Cash Flows

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	453	503	50
2.	Cash at bank	71 273	25 841	(45 432)
3.	Other cash and cash equivalents:	75	3 061	2 986
	a) cash in transit	75	3 061	2 986
4.	Other monetary assets	64 782	204 847	140 065
	a) financial assets payable or callable within 3 months of the date they are received, issued, acquired or established - cash deposits, cheques, external bills of exchange and other financial assets	63 191	203 591	140 400
	b) interest from financial assets payable or callable within 3 months of the date they are received, issued, acquired or established	1 591	1 256	(335)
5.	Total cash and cash equivalents shown in the statement of cash flows	136 583	234 252	97 669
5 a.	including those having limited rights of disposal	X	3 664	X

Explanatory Note Nr 2
to the Consolidated Statement of Cash Flows

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Change in provisions for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	60 872
2	Provisions due to deferred income tax - item recognised in shareholders' funds	12 911
3	Change in provisions in the cash flow statement (1-2)	47 961

Change in debtors for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(18 048)
2	Long-term debtors from the balance sheet	12
3	Debtors due to investment activity	(2 152)
4	Change in debtors in the cash flow statement (1+2-3)	(15 884)

Explanatory Note Nr 2 - cont.
to the Consolidated Statement of Cash Flows

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Change in liabilities (excluding bank loans and loans) for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
a	Short term liabilities in the balance sheet	(575)
b	Elimination of loans and debt securities in the balance sheet	178 631
1	Short term liabilities in the cash flows statement (a+b)	178 056
a	Loans in the balance sheet	(507)
b	Elimination of loans in the balance sheet	630
2	Loans in the cash flows statement (a+b)	123
3	Bank loan	251 572
a	Short term debt securities in the balance sheet	
b	Elimination of short term debt securities in the balance sheet	178 001
4	Short term debt securities in the cash flows statement (a+b)	178 001
5	Other short term financial liabilities	(91 717)
6	Profit distribution to Social Fund (ZFŚS)	
7	Unpaid annual bonus	
8	Liabilities from dividends	417
9	Liabilities from investing activities	(113 719)
10	Other long term liabilities	15 847
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	(30 774)

Change in prepayments and accruals for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	5
1	Accruals	132 800
2	Negative goodwill	
I	Change in accruals (1-2)	132 800

Item	Description	Change
1	Long term prepayments	(35 357)
2	Long term prepayments due to income tax - item recognised in shareholders' funds	(5)
3	Short term prepayments	(49 559)
II	Change in prepayments (1-2+3)	(84 911)
III	Change in prepayments in the cash flow statement (I+II)	47 889

EXEMPTION NUMBER: 82-4639

Explanatory Note Nr 3
to the Consolidated Statement of Cash Flows

DESCRIPTION OF CORRECTIONS WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF OTHER CORRECTIONS FROM THE OPERATING, INVESTING AND FINANCING ACTIVITIES

Item	Financial statement item	H1/2002	H1/2001
I.	Other adjustments to operating activities	(34 302)	(46 762)
1.	Revaluation of investment in financial assets (decrease)		7 524
2.	Revaluation of investment in financial assets (increase)	(5 851)	
3.	Adjustment to revaluation reserve capital from realised and unrealised exchange rate differences on bank loan	(18 604)	
4.	Valuation of derivative instruments	(28 709)	29 338
5.	Consolidation adjustment	(16 284)	3 538
6.	Foreign exchange rate differences arising on consolidation	2 557	(4 134)
7.	Sales of products in Capital Group recognised as fixed assets	(51 052)	(78 767)
8.	Adjustment in value of long term investments due to erroneous recognition in 2000 of costs of current payments to financial fixed assets		3 911
9.	Adjustment accounts due to termination of sales agreement for the company Zanam		(11 886)
10.	Value of fixed assets sold from an organised part of entity	7 764	
11.	Reclassification of interest on loans from prepayments to financial assets	4 759	
12.	Reclassification of securities, from financial assets to cash and cash equivalents	68 563	2 427
II.	Other inflow from investing activities	615	1 002
1.	Prepayments for tangible fixed assets under construction	614	971
III.	Other outflow from investing activities	(3 390)	(84 905)
1.	Advances for the acquisition of financial fixed assets	(1 313)	(80 891)
2.	Return of advance due to termination of company Zanam sale		(2 181)
3.	Expenditure on liquidation of tangible assets	(1 288)	(991)
4.	Advances on fixed assets under construction	(728)	
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities	(31)	
1	Payments due to withdrawal of shareholders to increase of nominal value of share	(31)	

ADDITIONAL EXPLANATORY NOTES

TO THE CONSOLIDATED HALF-YEAR FINANCIAL REPORT

SA-PS 2002

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 1.1

FINANCIAL INSTRUMENTS BY CATEGORY AND GROUP

Item	Description	Short term financial assets	Short term financial liabilities	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	103 881	1 259 962	109 682	92 868	449 750
2.	Additions	631 310	23 637	382 237	6 406 397	
	- acquisition, creation, drawing	630 706	10 342	382 200	6 399 394	
	- valuation	125	2 310	37	145	
	- revaluation		10 985		350	
	- reclassifications, other	479			6 508	
3.	Disposal	720 202	177 621	388 857	6 323 110	
	- disposal, release, repayment	718 568	177 621	388 857	6 323 110	
	- valuation					
	- revaluation	1 634				
4.	End of the period	14 989	1 105 978	103 062	176 155	449 750
of which:						
4.1	presentation in balance sheet with indication of item	14 989	1 105 978	103 062	176 155	449 750
	Other short term financial assets - derivative instruments held for trading	8 891				
	Other short term financial assets	7			450	
	Short term financial assets -other securities, debt financial instruments				9 099	
	Long term liabilities-credit		125 175			
	Long term liabilities - other financial liabilities		122			
	Short term liabilities-credit		938 929			
	Short term liabilities-other financial liabilities		92			
	Other financial liabilities - derivative instruments held for trading		41 660			
	Long term financial assets-loans granted			98 050		
	Short term financial assets - loans granted			78		
	Short term financial assets - other securities, bonds	6 091			99	
	Short term financial assets - unpaid interest on long term loans			3 745		
	Other cash assets - bank deposits				130 906	
	Other cash assets - securities financed by the Social Fund				3 902	
	Long term securities				3 912	
	Trade debtors - debtors from derivative instruments			1 189		
	Long term financial assets -shares					449 750
	Long term financial assets - other securities				27 787	

* from own debtors are excluded debtors and liabilities related to the physical delivery of goods

I. NOTES!

Presentation of hedging transactions:

Item	Subject	Beginning of the period	Increase	Decrease	End of the period
I	In KGHM Polska Miedź S.A.				
1.	Financial assets - hedging transactions	7 850	48 122		55 972
2.	Financial liabilities - hedging transactions	16 997		6 258	10 738
3.	Financial liabilities - hedging transactions (credit)	846 426	1 154 088	846 426	1 154 088
II	In Telefonia Dialog S.A.				
1.	Financial assets - hedging transactions				
2.	Financial liabilities - hedging transactions		5 249		5 249

II. The values of assets and shareholders funds and liabilities of a long term type shown above, in the amounts payable (credit and loans granted), reflect their fair value

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

INFORMATION ON FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE DOMINANT ENTITY

The main risk to which the dominant entity is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the dominant entity.

The dominant entity employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.
The dominant entity manages its price risk using forwards and options contracts. Some of the instruments used by the dominant entity create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the dominant entity enters into commodity swaps, which permit customers to be offered the requested price and the dominant entity to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the dominant entity always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the dominant entity since it impacts on the dominant entity's revenues from export contracts expressed in foreign currencies, while the basic currency for the dominant entity is the Polish złoty. Other revenues from the domestic sales contracts for the dominant entity's products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the dominant entity actively manages the currency risk.

The dominant entity hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The dominant entity intends to protect in this way its future sales expressed in foreign currencies.

As its revenues are denominated in foreign currencies, the dominant entity also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The dominant entity did not hedge interest rate risk in the first half of 2002.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the dominant entity is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been shown in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2002 [in '000 PLN]	31 December 2001 [in '000 PLN]
Short term financial assets	64 863	92 764
Short term liabilities	(52 398)	(149 457)
Total	12 465	(56 693)

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2002		31 December 2001	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Forwards	I			19 127	(11 821)
Swaps - exchange of fixed prices for floating	II			1 491	(498)
Swaps - exchange of floating prices for fixed	III		(2 161)		
Bought call and put options	IV	2 512		56 572	

Written call and put options	V		(17 344)		(108 832)
Collar contracts	VI				
Commodity instruments – silver					
Forwards	VII			688	
Written call and put options	VIII		(4 906)		(7 600)
Swaps - exchange of fixed prices for floating	IX	6 379		5 053	
Swaps - exchange of floating prices for fixed	X		(2 066)	1 984	
Currency instruments					
Forwards	XI				(2 121)
Written call and put options	XII		(15 184)		(2 077)

CASH FLOW HEDGES					
Copper price risk					
Forwards	XIII				(16 444)
Swaps- exchange of fixed prices for floating	XIV	14		10	(53)
Bought put options and collar transactions	XV	2 433		7 839	(11)
Silver price risk					
Swaps - exchange of floating prices for fixed	XVI	2 597	(8 159)		
Exchange rate risk					
Forwards	XVII	20 498			
Collar contracts	XVIII	27 852			
TOTAL INSTRUMENTS		62 285	(49 820)	92 764	(149 457)
TOTAL		12 465		(56 693)	

<u>Other information in respect of derivative financial instruments</u>

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The dominant entity does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the dominant entity's competitive position.

(III) Fair value of swap contracts for 6.6 thousand tonnes, expiry date June 2002 and settlement date July 2002.

(IV,V) Exercise price of written options ranges from 1475 USD/t to 1900 USD/t, while for bought options this ranges from 1450 USD/t to 1650 USD/t. The net notional volume of outstanding option contracts

amounts to: for options written – short position 57.5 thousand tonnes, for options bought – short position 5.6 thousand tonnes. The contracts settlement dates are between July 2002 and February 2003

(VIII) The net notional volume of written option contracts – short position 400 thousand troy ounces. The exercise price of the written option contracts ranges from 4.25 – 4.75 USD/troz. The contracts settlement dates are between July 2002 and November 2002.

(IX) The notional volume of outstanding swaps is 2.88 mln troy ounces. The expiry dates for the contracts are between July 2002 and January 2003. The fixed prices range between 4.2767 – 4.328 USD/troz.

(X) The notional volume of outstanding swaps is 2.41 mln troy ounces. The contracts settlement dates are between July 2002 and January 2003. The fixed prices range between 4.63 – 4.68815 USD/troz.

(XII) The nominal value of options written is 117 500 thousand USD. Besides, the dominant entity uses joint strategies financing bought copper put options with written USD call options. The instruments expire over the second half of 2002 and the whole of 2003. The exercise prices of options written range between 4.50 USD/PLN – 5.00 USD/PLN.

(XIV) Fair value of swap contracts for 50 tonnes, expiry date June 2002 and settlement date July 2002. The swaps are a hedge of a highly probable future sell obligation. The exercise date of the hedged positions is June 2002.

(XV) The notional volume of bought put options (including collar) amounts to 99 thousand tonnes. The settlement dates for these contracts have been set between July and November 2002. The notional volume of written call options for collar transactions amounts to 23.1 thousand tonnes. The settlement dates for these contracts have been set between July and November 2002. The exercise price of options bought and written ranges between 1575 –1737 USD/tonne. The options are a hedge of copper sell prices from future highly probable transactions in the period from June to October 2002.

(XVI) The notional volume of outstanding swaps is 20.1 mln troy ounces. The expiry dates have been set from June 2002 to June 2004. The fixed prices range between 4.55 – 5.12 USD/troz. The swaps are a hedge of silver sell prices from future highly probable transactions in the period from June 2002 June 2004.

(XVII) The nominal value of outstanding forwards is 180 000 thousand USD. The average weighted forward rate is 4.24 USD/PLN. The expiry dates of forwards cover the second half of 2002. The forwards are a hedge of planned revenues from sales. The planned realizations of transactions hedged are to take place in consecutive months in the second half of 2002.

(XVIII) The nominal value of outstanding collar transactions (zero-cost option structures) amounts to USD 130 000 thousand. The exercise prices of the instruments range between 4.27 USD/PLN to 4.72 USD/PLN. The collar transactions are a hedge of planned revenues from sales. The planned realizations of transactions hedged are to take place in consecutive months in the second half of 2002.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

Additional Explanatory Notes
Note nr 1.2.1a

OTHER INSTRUMENTS

I. A loan granted by KGHM PM S.A. to Polkomtel S.A.
a) Loan conditions for Polkomtel SA:
- amount of loan granted – PLN 98 050 thousand
- interest – WIBOR 6 months + 5% margin
- maturity – 31 December 2006
- the most recent interest period began on 2 April 2002 and ends on 1 October 2002, interest rate for this period is 15.28%, and interest to be paid as at 1 October 2002 will amount to PLN 7 574 thousand.

b) Valuation as at 30 June 2002:
- for valuation a discount rate of 3-month WIBOR was used, which as at 28 June amounted to 8.97%.

This loan was valued in the same manner as variable interest bonds, with a valuation to fair value as at 30 June 2002 of PLN 103 289 thousand.
(a detailed valuation is shown in Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

II. Investment in the AIG Emerging Europe Infrastructure Fund

Based on valuation as at 31 December 2001, the value of this investment for the dominant entity was:
PLN 25 751 thousand, of which:
1. value of shares: PLN 21 985 thousand
2. value of credit granted: PLN 3 765 thousand

In the first half of 2002 the dominant entity obtained shares in the amount of PLN 1 697 thousand, and paid a management fee of PLN 1 017 thousand. The dominant entity earned PLN 261 thousand in interest from the credit granted.

Based on valuation as at 30 June 2002, prepared based on the report of the Emerging Europe Infrastucture Fund, the value of this investment for the dominant entity was PLN 27 787 thousand, of which:
1. value of shares: PLN 24 177 thousand
2. value of credit granted: PLN 3 610 thousand

III. Long term credit drawn by KGHM PM S.A. in Bank Handlowy w Warszawie SA.

a) Terms of credit drawn in Bank Handlowy S.A.:
- amount of credit drawn: USD 30 000 thousand
- interest – 1-month LIBOR + 0.6% margin
- maturity: 28 December 2004
- the most recent interest period began on 28 June and ends on 29 July 2002, with interest (LIBOR) for this period of 1.83875%, while interest paid as at 29 July 2002 amounts to USD 63 thousand.

b) Valuation as at 30 June 2002:
- the LIBOR 1M discount rate was chosen for valuation, which on 28 June was 1.83875%, and the FX sell rate of Bank Handlowy was 4.1076 PLN/USD.

Valuation was made in the same manner as for variable interest bonds, with a valuation to fair value of PLN 123 293 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.
This credit is treated as a short term financial liability.

Table 1 Valuation as at 30 June 2002

	Valuation of loan for Polkomtel S.A.	Valuation of credit in BH S.A.
Date of valuation	30 June 2002	30 June 2002
Date of interest payment	1 October 2002	29 July 2002
Interest coupon	PLN 7 574 thousand	USD 63 thousand
Nominal value	PLN 98 050 thousand	USD 30 000 thousand
Discount rate (WIBOR 3M, LIBOR 1M)	8.97%	1.84%
Discount Factor	0.977889925	0.998432243
FX sell rate		4.1076
Fair Value	PLN 103 289 thousand	PLN 123 293 thousand

IV. In the first half of 2002 the dominant entity made use of syndicated credit, organised by the banks ABN AMRO BANK N.V. and Citibank N.A. This agreement of 21 December 2000 guaranteed the granting of syndicated credit in the amount of USD 200 mln.

In the first half of 2002 syndicated credit tranches of USD 165 mln and 15 mln EUR were drawn. Servicing costs of this syndicated credit were as follows:

- the interest rate is equal to the LIBOR rate,
- the provision is 0.375% of the amount of credit drawn.

Due to failure by the dominant entity to maintain the conditions of the Credit Agreement, the bank margin rose to 0.75% from December 2001. Due to a deterioration in the financial condition of the dominant entity, credit servicing costs were changed in 2002. The bank margin, based on the signing of a supplementary agreement, as at 1 February 2002 increased from 0.75% to 1.5%. This credit was repaid on 26 June 2002.

This credit was repaid by the use of bridging credit organised by ABN AMRO and JP Morgan.
Total credit servicing costs in the first half of 2002 were as follows:
- interest – USD 4 254 thousand and EUR 493 thousand.

The credit tranche of USD 165 mln was used as a security for revenues, while the tranche of EUR 15 mln was treated as short term credit.

V. On 21 June 2002 a Credit Agreement for 200 mln USD was entered into between KGHM Polska Miedź S.A. and the organisers of this credit: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a final payment date of 366 days after the signing of the agreement. This credit was drawn in order to finance the repayment of credit organised by Citibank International PLN and ABN AMRO BANK N.V. on 20 December 2000.
Credit conditions:

- interest: 3-month LIBOR increased by a margin of 1.5%

This credit was designated as a security for revenues.

VI. As a result of an agreement entered into on 28 December 2001 with Bank Handlowy S.A., the dominant entity drew credit in the amount of USD 70 mln.

Repayment conditions for this credit were as follows:

- short term credit drawn for six months in the amount of USD 40 mln with a margin of LIBOR + 0.30%. Maturity fell on 28 June 2002, and the credit was repaid on time. This credit was designated as a security for revenues.

Interest for this credit was paid of USD 436 thousand.

VII. On 19 December 2001 the dominant entity entered into a Two-Currency, Revolving Syndicated Credit Agreement. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 mln and USD 43.5 mln. The credit will be used as payment for acquisition of the bonds of Telefonia Dialog as well as payment for the acquisition of bonds on the secondary market. Maturity of this credit falls on 19 December 2002.

The costs of servicing this line of credit are as follows:

- interest on the credit granted is equal to 1-month LIBOR for USD-denominated tranches and 1-month WIBOR for PLN-denominated tranches,
- a margin of 0.8% of the amount of credit granted for the first half-year, while in the second half of 2002 the margin rises to 1%. Due to failure to maintain the conditions of this credit agreement, an annex was signed to this agreement on 1 April 2002, altering the conditions for interest, with the margin being raised to 1.2%. As at 30 June 2002 the Dominant entity had drawn PLN 915 mln and USD 43.5 mln.

The costs of servicing this credit in the first half of 2002 were as follows :

- interest – USD 300 thousand and PLN 50 762 thousand

The PLN-denominated tranche was treated as short term credit, while the USD-denominated tranche was designated as a security for revenues.

VIII. The dominant entity drew short term credit in BRE Bank S.A.

1.) Short term credit of USD 25 mln. Agreement signed on 7 January 2002.

Credit conditions:

- interest: 1-month LIBOR +0.8% margin

Maturity of this credit fell on 8 April 2002. As a result of signing Annexes to this Credit Agreement, the dominant entity paid USD 10 mln on 30 April 2002, with payment of the remainder of this credit in the amount of USD 15 mln to be executed on 30 August 2002.

Credit servicing costs in the first half of 2002 were as follows: interest - USD 245 929. This credit was designated as a security for revenues.

2.) Short term credit of 40 mln USD, Agreement signed on 19 June 2002.

Credit conditions:

- interest: 1-month LIBOR +0.91% margin

Maturity for this credit will be executed in installments, the first in the amount of USD 8 mln was realised on 1 August 2002, while the last in the amount of USD 8 mln will be realised on 1 February 2003. This credit was designated as a security for revenues.

Additional Explanatory Notes
Note nr 1.2.1a

Information on financial instruments point 1 d, financial assets held to maturity:

Debt securities from ZFŚS.
beginning of period: PLN 0 thousand
end of period: PLN 3 902 thousand
increase PLN 3 902 thousand
This increase is the result of the acquisition of bonds of the dominant entity Polska Grupa Farmaceutyczna S.A. purchased in ABN – Amro Bank S.A.
Valuation at beginning of period: PLN 0 thousand
Valuation at end of period: PLN 3 998 thousand
Acquisition conditions: a price of PLN 100/97.5586

FINANCIAL INSTRUMENTS IN OTHER CAPITAL GROUP ENTITIES

Subsidiary entities in the Capital Group make use of financial instruments which do not have a significant impact on the material, and financial situation of the Group.
These are:

1. assets
- long term instruments
  - debt and other types of securities PLN 3 068 thousand

- short term instruments
  - debt and other types of securities PLN 17 094 thousand

2. shareholders funds and liabilities
- short term instruments
  - short term bank and other loans PLN 42 377 thousand
  - derivative instruments - hedging debt within the Group PLN 5 328 thousand

INFORMATION ON FINANCIAL ASSETS SALEABLE OR SHORT TERM, VALUED AT THEIR ADJUSTED PURCHASE COST

AS AT 30 JUNE 2002

Item	Description	Value based on adjusted purchase cost	Reasons for which fair value may not be reliably estimated	Possible range within which the fair value of these instruments may be found
1	2	3	4	5
1.	Financial assets saleable			
2.	Short term financial assets			

CHANGE IN VALUATION OF FINANCIAL ASSETS

Entities of the Capital Group do not apply changes in the estimation of fair value of financial assets to valuation at the adjusted purchase cost.

Additional Explanatory Notes

Note nr 1.2.6

INFORMATION ON REVALUATION WRITE-OFFS DUE TO PERMANENT DIMINUTION IN THE VALUE OF FINANCIAL ASSETS

Item	Financial asset	Amount of revaluation, of which:	- charged to profit	- charged to shareholders' funds	Reason for write-off
1	2	3	4	5	6
1	Shares and other securities	3 358	3 358		permanent diminution in the value
2	Other securities (participation units)	4 604	4 604		fair valued estimated under existing conditions
	Total	7 962	7 962		

INFORMATION ON INTEREST FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS FOR THE PERIOD 1 JANUARY 2002 - 30 JUNE 2002

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments					
2.	Loans granted	4 971		3 746		Loans granted and own debtors
3.	Own debtors (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	81				Financial debtors

REVALUATIONS OF LOANS GRANTED OR OWN DEBTORS AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Short term financial liabilities	1 608	5 030		
2.	Other short term financial liabilities	69 599	1 839	406	
3.	Long term financial liabilities	1 536	17		

Additional Explanatory Note
Note 1.2.12

CASH FLOW HEDGES RECOGNISED IN SHAREHOLDERS' FUNDS

The dominant entity accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.
On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.
The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

Amounts recognised in shareholders funds	30 June 2002 [in '000 PLN]
Revaluation reserve capital – hedging transactions against the commodities (copper, silver)	(3 652)
Revaluation reserve capital – hedging transactions against the exchange rate risk – forwards and options	47 822
Revaluation reserve capital – hedging transactions against the exchange rate risk – foreign currency credits	(18 604)
Revaluation reserve capital - total	25 566

The effectiveness of hedging instruments used by the dominant entity in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2002 [in'000PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(8 196)
Amount recognised in equity in the current financial period due to effective hedging transactions	22 057
Gains / losses transferred from equity to the profit and loss account in the financial period	(11 705)
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	25 566

Additional Explanatory Notes
Note nr 1.6

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE
AS AT 30 JUNE 2002

Item	Subject	Unrealised accrued interest from debtors subject to permanent dimunition in value
1	2	3
1.	Loans granted	
2.	Own debtors (i.e. those arising from the granting of cash to a second party, contingent upon meeting the requirements of art.3 sec.1 p.23)	
I.	Total	

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

CONTINGENT OFF - BALANCE SHEET LIABILITIES AND DEBTORS

AS AT JUNE 30, 2002

Item	Type of liability	Total amount
1	2	3
1.	CONTINGENT DEBTORS	68 605
1.1	From related entities due to:	
	Received guarantees	
1.2	From other entities due to:	68 605
	Received guarantees	336
	Contested State budget issues	49 221
	Bills of exchange debtors	18 690
	Other	358
2.	CONTINGENT LIABILITIES	19 496
2.1	To subordinated entities subject to consolidation or valuation by equity method due to:	17 231
	Granted guarantees	17 231
2.2	To subordinated entities excluded from consolidation or valuation by equity method due to:	
	Granted guarantees	
2.3	To other entities due to:	2 265
	Granted guarantees	2 265
3.	OTHER DUE TO:	307 234
	Liabilities due to bills of exchange	34 708
	Liabilities due to perpetual usufruct of land	198 478
	Conditional penalties	121
	Commitments due to implementation of R&D projects and other unrealised agreements	14 287
	Contested State budget liabilities	48 685
	Disputed issues, remaining under legal contention	9 962
	Other	993
Total off-balance sheet items		395 335

*Apart from the disputed items above there are other issues for which the probability of liabilities arising is considered by the Management Boards of entities of the Capital Group as remote

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT JUNE 30, 2002

At the end of the first half of 2002 entities of the Capital Group had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Additional Explanatory Notes

Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ACTIVITIES DISCONTINUED

FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Revenues	Costs	Result on discontinued activities
0	1	2	3	4
I.	Operations discontinued during the financial period - the liquidation of the subsidiary PEW Aquakonrad S.A.	10 755	9 574	1 181
-	the liquidation of mine facilities	67	1 760	(1 693)
-	the sale of an organised part of the company - the bottling plant in Iwiny	8 000	7 814	186
-	released of provision for the liquidation of mine facilities	2 688		2 688
II.	Activities foreseen as being discontinued in the following financial period - further liquidation of the subsidiary PEW Aquakonrad S.A.	1 900	1 773	127
-	the sale of an organised part of the company - the bottling plant in Rynarcice	800	796	4
-	the sale of other fixed assets of the company PEW Aquakonrad S.A.	1 100	977	123
III.	TOTAL (I+II)	12 655	11 347	1 308

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

COSTS OF PRODUCTION OF PRODUCTS
FOR INTERNAL USE OF THE CAPITAL GROUP
FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Amount
1.	Products transferred to tangible assets under construction	4 224
2.	Products transferred to inventories warehouse	20 329
3.	Costs of research work capitalised as intangible assets	855
4.	Other	1 667
TOTAL		27 075
Consolidation adjustment		54 618
TOTAL AFTER ADJUSTMENT		81 693

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

INCURRED AND PLANNED CAPITAL EXPENDITURE

Description	Incurred in H1 2002	Planned investments in the next 12 months
1	2	3
Non - financial investments assets	221 059	409 568
of which: environmental protection	4 163	33 637
Equity investments	1 313	39 500

GHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON TRANSACTIONS OF KGHM POLSKA MIEDŹ S.A. AND OF RELATED ENTITIES WITH RELATED ENTITIES, RELATING TO THE TRANSFER OF RIGHTS AND OBLIGATIONS IN THE FIRST HALF OF 2002

Item	Name of Entity	Entity with which the transaction was concluded	Value of transaction			
			Sales and other transactions	Subject	Purchase	Subject
1.	Transactions concluded by KGHM Polska Miedź S.A. with direct subsidiaries					
	KGHM Polska Miedź S.A.	TUW "CUPRUM"			4 492	property insurance
	KGHM Polska Miedź S.A.	Energetyka Sp. z o.o.			22 080	supply of heat, power and water
	KGHM Polska Miedź S.A.	CBPM "CUPRUM" Sp. z o.o.			2 267	R&D and design works
	KGHM Polska Miedź S.A.	MCZ S.A.			6 154	medical services
	KGHM Polska Miedź S.A.	CBJ Sp. z o.o.			14 915	quality services
	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	370 097	copper and silver products		
	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	102 437	copper products		
	KGHM Polska Miedź S.A.	Telefonia DIALOG S.A.	1 278 215	buy-back of bonds by Telefonia Dialog S.A. together with interest	1 387 078	acquisition of bond issues (amount shown includes total related turnover in this regard). To date KGHM Polska Miedź S.A. has acquired two issues in a total amount of PLN 1 209 000 thousand and USD 43 500 thousand
	KGHM Polska Miedź S.A.	KGHM Metraco Sp. z o.o.	36 597	acid, copper, scrap and rock salt	168 029	copper scrap, chemical materials and machines
	KGHM Polska Miedź S.A.	Pol-Miedź Trans Sp. z o.o.			99 607	transport services
2.	Transactions concluded by KGHM Polska Miedź S.A. with indirect subsidiaries					
	KGHM Polska Miedź S.A.	PeBeKa sp. z o.o.	6 501	energy, services, materials	67 798	mining works
	KGHM Polska Miedź S.A.	WMN spółka z o.o..	7 160	copper cathodes		
	KGHM Polska Miedź S.A.	Legmet spółka z o.o.	1 616	energy, water, condensate	16 009	maintenance services, machines
	KGHM Polska Miedź S.A.	DFM Zanam spółka z o.o.			20 893	machines, maintenance services
	KGHM Polska Miedź S.A.	INOVA spółka z o.o.			7 370	purchase of machines, maintenance and other services
	KGHM Polska Miedź S.A.	ZUW spółka z o.o.	1 142		16 651	maintenance services
3.	Transactions concluded by subsidiaries of KGHM Polska Miedź S.A. with the entities from the Capital Group					
	DSI S.A.	Interferie spółka z o.o.			1 200	acquisition of debt bonds - amount rolled over monthly from March 2002; maturity date 31 July 2002
	DSI S.A.	Legmet spółka z o.o.			6 200	acquisition of debts bonds
	CBPM "CUPRUM" spółka z o.o.	Telefonia Dialog S.A.	1 993	rental of office space		
	KGHM Metale S.A.	Lefana spółka z o.o.			1 900	acquisition of discount bonds
	KGHM Metale S.A.	WFP "Hefra" S.A.	10 500	buy-back of debt bonds by WFP "Hefra" S.A.	11 700	acquisition of discount bonds
	WFP "Hefra" S.A.	Lefana spółka z o.o.			4 900	acquisition of discount bonds
4.	Transactions concluded by KGHM Polska Miedź S.A. with direct associates					
	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			3 113	purchase of materials
5.	Transactions concluded by KGHM Polska Miedź S.A. with indirect associates					
	KGHM Polska Miedź S.A.	PHP Mercus spółka z o.o.			84 267	supply
	KGHM Polska Miedź S.A.	PHU Lubinpex spółka z o.o.			9 336	catering services
	KGHM Polska Miedź S.A.	WM "Łabędy" S.A.	6 856		3 885	purchase of coal, other
6.	Transactions of Capital Group entities with management or supervisory personnel of the issuer, their spouses, siblings, close blood relations or other closely related persons					
			n/a		n/a	

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 30 JUNE 2002

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual short term investment
1	2	3	4	5	6	7	8
1.	KGHM Polska Miedź S.A.	dominant entity	66 242	1 520 384	575 156	445 692	
2.	CBiPM Cuprum Sp. z o.o.	100.00	609	2 560	4 509	78	
3.	KGHM Polish Copper Ltd.	100.00	7 935		(583)	370 441	
4.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	12	32 835	1 061	71	
5.	Miedziowe Centrum Zdrowia S.A.	100.00	63	1 256	6 733	387	
6.	KGHM Metale S.A.	100.00	5	6 058	610	37	
7.	Energetyka Sp. z o.o.	100.00	44 339	2 799	23 826	2 638	
8.	PEW Aquakonrad S.A.	84.11	23	41	152	153	
9.	Centrum Badań Jakości Sp. z o.o.	100.00	114	2 300	15 069	1 857	
10.	KGHM Kupferhandelsges mbH.	100.00	43 839		2 621	102 503	
11.	Pol-Miedź Trans Sp. z o.o.	100.00	1 734	4 201	103 293	5 344	
12.	KGHM Congo sprl	99.98	28 691		226	71	
13.	KGHM Metraco Sp. z o.o.	91.75	7 312	25 613	169 168	37 835	
14.	Telefonia Dialog S.A.	100.00	888	189 476	2 196	5 080	1 381 660
15.	Interferie Sp. z o.o.	100.00	10 330	552	1 076	92	1 197
16.	Zakład Wyrobów Gumowych Sp. z o.o.	100.00	564	108	137	42	965
17.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	100.00	1 734	14 094	68 601	11 521	
18.	ZM Legmet Sp. z o.o.	100.00	1 745	5 909	16 620	2 976	6 606
19.	Inova Sp. z o.o.	100.00	2 067	3 217	7 905	694	
20.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	50.33	2 938	8	6	14	1 424
21.	Kwarce S.A.	99.97	61	2	20	129	2 367
22.	DFM Zanam Sp. z o.o.	100.00	3 070	6 943	22 043	1 533	1 824
23.	Walcownia Metali Nieżelaznych Sp. z o.o.	73.91	55	330	629	7 915	
24.	Polskie Centrum Promocji Miedzi S.A.	70.65	12		870	60	
25.	Warszawska Fabryka Platerów HEFRA S.A.	90.24	730	2 261	244	940	
26.	FNS Lefana Sp. z o.o.	90.24	32		47	37	2 188
27.	TUW Cuprum	95.94	3 174	570	4 559	83	
28.	Fosroc-Ksante Sp. z o.o.	30.00	65	823	3 271	1 276	
29.	Naturopak Sp. z o.o.	27.50	39			111	
30.	PHP Mercus Sp. z o.o.	46.27	1 517	23 056	86 140	5 189	
31.	Walcownia Metali Łabędy S.A.	34.11	592	3 937	4 498	493	
32.	Energomedia Łabędy Sp. z o.o.	34.11		241	2 835		
33.	Agrea - Lubin S.A.	49.30	7 000			346	
34.	PU Mercus Serwis Sp. z o.o.	46.27	1	23	56	5	
35.	PH Mercus Plus Sp. z o.o.	23.13					
36.	PHU Mercus Bis Sp. z o.o.	23.14		6			
37.	PHU Lubinpex Sp. z o.o.	37.02	248	1 734	9 576	1 204	
38.	Walcownia Blach Sp. z o.o.	34.11	5				
	Total	X	237 785	1 851 337	1 133 170	1 006 847	1 398 231

INFORMATION ON JOINT VENTURES IN THE FIRST HALF OF 2002 EXCLUDED FROM CONSOLIDATION

In the first half of 2002 entities of the Capital Group did not have joint ventures with other entities

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

AVERAGE EMPLOYMENT IN CAPITAL GROUP IN THE FIRST HALF OF 2002 BY TYPE

Description	Average employment
1	2
Employment in total	27 141
of which: 1. Employees:	27 048
white-collar workers	7 945
blue-collar workers	19 103
2. Trainees	25
3. Persons on maternity leave or unpaid leave	68

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP IN THE FIRST HALF OF 2002

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit of the issuer:	2 312	221
1.1	by contract, for the fulfilment of management and supervisory functions in H1 2002	1 053	130
1.2	of recalled members of the Management Board in prior years	1 230	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	29	91
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	148	26
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship, of management or supervisory personnel.		

In the financial period the dominant entity did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

KGHM Polska Miedź S.A. SA-PS 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR THE FIRST HALF OF 2002

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Compensation received for damages due to unforeseen events in 2001	5 985
2.	Overpayment of income tax for prior years	3 676
3.	Interest on tax overpayments and the return of court costs	5 787
4.	Provisions with related interest related to settlement with the State Budget following a tax audit	(13 941)
5.	Write-off of loan	67
6.	Adjustment to costs from prior years due to overpayment of real estate tax on undeground structures	44 756
7.	Adjustment to interest shown in the accounts of 2001 due to adjustment of real estate tax after signing an agreement with municipal authorities	(17 665)
8.	Interest calculated on overpaymnet of real estate tax on underground structures	3 111
9.	Income tax on persons with interest	(187)
10.	Return of treasury payments	491
11.	Adjustment of other costs and other interest from prior years	(2 139)
	TOTAL	29 941

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2002

Reduction in share capital of subsidiary

On 16 July 2002 a change in share capital was registered by the Regional Court in Wrocław for the company Dolnośląska Spółka Inwestycyjna (DSI) S.A. with registered head office in Lubin in the amount of PLN 1 584 thousand. The share capital was reduced by a reduction in the per-share nominal value from PLN 100 to PLN 99. The share capital of DSI S.A. after registration is PLN 156 864 thousand and is divided into 1 584 480 shares of PLN 99 each. The total number of votes arising from all issued shares after registration of this change in share capital is 1 584 480 votes.
Compensation due to the shareholder KGHM Polska Miedź S.A. due to this reduction in capital will be executed by the transfer of perpetual usufruct rights to a plot of land and of ownership of a building situated on this property, and by the payment of cash in the amount of PLN 28 thousand.

Disposal of investments

On 26 July 2002 KGHM Polska Miedź S.A.- the dominant entity, sold the following to KGHM Metale S.A.:
- 1 884 478 registered shares of "Aquakonrad S.A. in liquidation", having a nominal value of PLN 42 each. The shares sold represent 90.40% of the share capital of "Aquakonrad S.A. in liquidation" and grant the right to 84.11 % of the votes on the General Meeting. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. Following the above transaction, KGHM Polska Miedź S.A. no longer owns shares of the company "Aquakonrad S.A. in liquidation".
- 200 000 bearer shares and 157 143 registered shares of Dolnośląska Spółka Inwestycyjna (DSI) S.A., having a nominal value of PLN 100 each. The assets sold represent 22.54% of the share capital of DSI S.A and 22.54 % of the votes at the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. was PLN 30 188 thousand. The total sale price is PLN 30 000 thousand. KGHM Polska Miedź S.A. holds a 77.46% stake in DSI S.A after this transaction.
This transaction comprising the disposal and acquisition of shares was carried out through the Bank Gospodarki Żywnościowej S.A. Brokerage House with registered head office in Warsaw.

The merger of indirect subsidiaries.

On 23 July 2002 the merger of indirect subsidiaries WFP Hefra S.A. and FNS Lefana Sp.z o.o. was registered. The merger was carried out by the transferance of all assets of FNS Lefana Sp.z o.o. to WFP Hefra S.A.

Payment made for coverage of capital.

On 30 July 2002 KGHM Polska Miedź S.A. made a payment of PLN 15 000 thousand representing a further tranche for coverage of the share capital of Telefonia Dialog S.A.

Payment of special bonus.

On the basis of a decision passed by resolution of the Management Board of KGHM Polska Miedź S.A. dated 10 July 2002, on 31 July 2002 a special bonus was paid for the month of July, which together with related costs represents a charge to the Company of PLN 31 670 thousand.

Additional Explanatory Notes
Note Nr 13

Agreement signed on retirement of liabilities

On 7 August 2002 KGHM Polska Miedź S.A. signed an agreement with Colmet International Ltd, based on which all liabilities of the said parties arising from previously-signed agreements were formally annulled.
The balance sheet as at 30 June 2002 shows liabilities towards Colmet International Ltd of PLN 22 797 thousand (USD 5 550 thousand), which as at the date of signing of this agreement were retired. There were no other accounts with this entity on the balance sheet.

Increase of share capital of direct subsidary

On 27 August 2002 a change in share capital was registered at the Warsaw Regional Court, Section XIX (Economic) of the National Court of Registration for the indirect subsidiary WFP Hefra S.A. with its registered head office in Warsaw. The share capital of WFP Hefra S.A. was increased by PLN 7 400 thousand through the issuance of bearer shares. The shares were acquired through a cash payment by the subsidiary Equity Investment Fund KGHM Metale S.A. The share capital of WFP Hefra S.A. following registration is PLN 15 600 thousand.

The rollover of bonds issued by subsidiary

The bonds issued by Telefonia Dialog S.A. and acquired by KGHM Polska Miedź S.A. were rolled over in the amounts of PLN 800 000 thousand maturing 28 September 2002 and USD 38 500 thousand maturing 30 September 2002. The rollover was done with the following conditions:

- maturity of the 8 000 bonds valued at PLN 800 000 thousand is 18 December 2002.

Interest for these bonds: WIBOR 1M + a margin of 1.5%.

- maturity of the 385 bonds valued at USD 38 500 thousand is 18 December 2002.

Interest for these bonds: LIBOR + 1.5%.
These transactions were carried out under the Agreement related to the turnover of bonds dated 19 December 2001

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the dominant entity of the KGHM Polska Miedź S.A. Capital Group was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The consolidated financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA SHOWN IN THE CONSOLIDATED FINANCIAL REPORT AND IN COMPARABLE CONSOLIDATED DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED CONSOLIDATED FINANCIAL REPORTS

	as at 31 December 2001	as at 30 June 2001
1. Value of assets per previously published data	7 754 798	7 910 354
Adjustments due to changes in methodology:	108 826	91 902
- adjustment in the value of fixed assets related to settlement of the value of liquidated fixed assets, which were subject to revaluation, under fixed assets under construction		(49)
- separate presentation of the deferred tax asset and the income tax provision, and the creation of an additional asset	102 692	78 768
- the effects of valuation of advances on deliveries denominated in foreign currencies based on principles in force as at 1 January 2002		(13)
- the effects of valuation of debtors denominated in foreign currencies based on principles in force as at 1 January 2002	(1 254)	(691)
- the effects of valuation of monetary assets denominated in foreign currencies based on principles in force as at 1 January 2002	(83)	(510)
- reduction of prepayments due to unsettled costs of repairs	(783)	
- valuation of shares of TUW Cuprum by equity method	8 254	14 397
Value of assets after restatement to the new methodology	7 863 624	8 002 256
2. Value of shareholders' funds and liabilities per previously published data	7 754 798	7 910 354
Adjustments due to changes in methodology	108 826	91 902

- adjustment to shareholders' funds related to settlement of the effects of valuation of liquidated fixed assets under fixed assets under construction		(49)
- the settlement under net profit and under retained profit from prior years, and the transfer from deferred income, of exchange rate differences arising from changes in the valuation of assets and liabilities denominated in foreign currencies, and the creation of an additional provision for income tax and the deferred tax asset	13 724	375
- separate presentation of the income tax provision and the deferred tax asset, and the creation of a provision	104 265	77 138
- increase in value of long- and short term credit denominated in foreign currencies based on principles in force as at 1 January 2002	11 422	
- valuation of other liabilities denominated in foreign currencies based on principles in force as at 1 January 2002	317	(22)
- increase of revaluation reserve capital by the created deferred tax asset	2 295	63
- transfer of exchange rate differences from deferred income to the financial result	(31 451)	
- increase in equity due to valuation of shares of TUW Cuprum by equity method	8 254	14 397
Value of shareholders' funds and liabilities after restatement to the new methodology	7 863 624	8 002 256

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUTING POLICIES AND MEANS FOR PREPARING THE CONSOLIDATED FINANCIAL REPORT IN RELATION TO PRIOR FINANCIAL PERIOD

As of 1 January 2002 changes have been applied to accounting principles arising from the updated accounting law dated 29 September 1994.
The most important of these changes relate to:

1) fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the presentation under fixed assets of the tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, which are to be written off in a period over 12 months from the balance sheet date,

2) current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) shareholders' funds
- the presentation of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of the surplus of unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,

Significant changes in the principles of valuation relate to:
1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates for the valuation of assets, and with sell rates for the valuation of liabilities,

The effects of changes in principles for recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, on the restatement date of this financial report were recognised in profit of the period to which they relate.

In addition, beginning from 1 January 2002 the dominant entity has made the following changes:
- a review of fixed assets depreciation rates, in particular, to apply depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit drawn is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds,
- a revaluation was carried out in the consolidated financial report of the shares of the subsidiary TUW Cuprum. These shares were valued by the equity method.

Additional Explanatory Notes
Note Nr 18

CORRECTIONS TO BASIC ERRORS, THEIR CAUSE, DESCRIPTION AND IMPACT ON THE ASSETS, FINANCES AND FINANCIAL RESULT

Due to changes in accounting principles, the following adjusted items have been shown in the result from prior years:

- unrealised exchange rate differences (surplus of positive over negative differences)	PLN 84 437 thousand
- deferred income tax provision due to unrealised exchange rate differences	(PLN 5 942 thousand)
- deferred tax asset due to unrealised exchange rate differences	PLN 797 thousand
- deferred tax asset due to negative taxable base	PLN 332 thousand
- deferred tax asset due to revaluation of future cash flow hedging instruments, shown in shareholders' funds	PLN 2 295 thousand
- tax asset due to provision for wages	PLN 20 thousand
- tax asset due to revaluation of debtors	PLN 3 thousand
- capitalised costs of repairs	(PLN 783 thousand)
- tax asset due to permanent diminution of value	PLN 923 thousand
- valuation of shares in TUW Cuprum by equity method for the period from their purchase date to 1 January 2002	PLN 8 254 thousand
- excess from revaluation of contribution in kind of shares eliminated in the Capital Group	PLN 5 808 thousand

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Capital Group have been prepared under the going concern concept.
There are also no reasons suggesting any threats to the going concern consideration in the foreseeable future. The subsidiary PEW Aquakonrad S.A. remains in process of liquidation, the activities of which have no significant impact on the turnover and results of the Capital Group.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial report does not contain data on merged companies.

Additional Explanatory Notes
Note Nr 21.1

DATE OF PREPARATION OF CONSOLIDATED FINANCIAL REPORT

The financial report of all subordinated entities subject to consolidation has been prepared as at 30 June 2002.

Additional Explanatory Notes
Note Nr 21.2

ADJUSTMENTS DUE TO DIFFERENT VALUATION PRINCIPLES AND METHODOLOGY

There were no adjustments in the consolidated financial report due to different valuation principles and methodology, as those entities included in the consolidated financial report apply methodology and principles in accordance with those applied by the dominant entity, KGHM Polska Miedź S.A.

Additional Explanatory Notes
Note Nr 22

EXCLUSION OF SUBORDINATED ENTITIES

There were no exclusions of subordinated entities from the consolidated financial report based on separate laws.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
30 September 2002	Stanisław Speczik	President of the Management Board	
30 September 2002	Stanisław Siewierski	First Vice President of the Management Board	
30 September 2002	Witold Bugajski	Vice President of the Management Board	
30 September 2002	Grzegorz Kubacki	Vice President of the Management Board	
30 September 2002	Jarosław Andrzej Szczepek	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
30 September 2002	Zenon Sabiniarz	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE CAPITAL GROUP IN THE FIRST HALF OF 2002

Lubin, September 2002

Table of contents:

I. Activities of the Capital Group in the first half of 2002

1. Equity investments.

Activities which were pursued in the first half of 2002, in accordance with the Company strategy accepted by the Management Board of KGHM Polska Miedź S.A., were aimed at creating a transparent Capital Group structure. Investments were continued in the telecommunications sector – operations related to the financing of Telefonia DIALOG S.A. Shares were revalued in subsidiaries in compliance with the requirements of the Commercial Partnerships and Companies Code.

The following events took place in 2002 as at the date of preparation of this report:

I. The acquisition of shares in the increased share capital of companies

- *by KGHM Polska Miedź S.A.*

1) „Energetyka" sp. z o.o.

On 19 March 2002 an increase in share capital was registered for the company of PLN 546 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covered by a contribution in kind of PLN 546 thousand and supplementary cash of PLN 0.1 thousand. The share capital of the company after registration amounts to PLN 63 265 thousand. KGHM Polska Miedź S.A. owns 100% of the shares.

2) Telefonia DIALOG S.A.

On 28 March 2002 KGHM Polska Miedź S.A. paid PLN 11 000 thousand to Telefonia DIALOG S.A. to cover required payments to share capital. Two further tranches of PLN 15 000 thousand were paid on 30 July 2002 and 29 August 2002. As at the date of preparation of this report the amount of PLN 159 000 thousand remained to be paid towards share capital.

- *by DSI S.A.*

1) PeBeKa S.A.

On 7 June 2002 a change in the share capital of PeBeKa S.A. with its registered head office in Lubin was registered. The share capital of this company was increased by PLN 4 000 thousand, following registration of this change amounts to PLN 15 115 thousand. DSI S.A. owns 100% of the shares of PeBeKa S.A.

2) Agrea Lubin S.A. in organisation

On 15 February 2002 the second cash installment was paid towards the acquisition of shares in the company Agrea Lubin S.A. in organisation, in the amount of PLN 1 313 thousand. DSI S.A has invested PLN 7 000 thousand in this company. As at the date of registration of this report the acquisition of these shares had not yet been registered. Following registration, DSI S.A. will own 49.3% of the share capital of this company.

3) DOL-EKO organizacja odzysku S.A. in organisation

On 17 September 2002 a company was established under the name „DOL-EKO organizacja odzysku S.A. in organisation," which will be involved in the organisation, management and conduct of operations dealing with waste recycling. DSI S.A. obtained 468 shares in this company having a total value of PLN 468 thousand. This capital acquisition was covered by cash. DSI S.A. owns 19.5% of the share capital.

- *by KGHM Metale S.A.*

1) Walcownia Metali Nieżelazych sp. z o.o.

On 25 March 2002 a change in the amount and structure of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. with its registered head office in Gliwice was carried out. The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 791 thousand through the creation of 7 911 shares. KGHM Metale S.A. obtained 3 093 shares, covered by a contribution in kind (the debtors of KGHM Metale SA respecting Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice) in the amount of PLN 309 thousand. The book value of the shares transferred in the form of a contribution in kind in the accounts of KGHM Metale SA was PLN 309 thousand. The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. after registration amounts to PLN 36 914 thousand. The ownership structure after registration is as follows: KGHM Metale SA – 63.51%, WM "Łabędy" SA – 30.51%, the Law Office "TDS" – 4.06%, the Municipality of Gliwice – 1.92%.

2) WFP Hefra S.A.

On 21 May 2002 the Annual General Meeting of WFP HEFRA S.A. resolved the following:
- to eliminate the right of first refusal for the new shares (the right of first refusal being denied to current shareholders, with the exception of KGHM Metale S.A.),
- to increase the share capital of the company by PLN 7 400 thousand through the issuance of new shares and their acquisition by means of a private subscription aimed at KGHM Metale S.A.

This issue comprised 1 156 250 shares of WFP Hefra S.A. in the amount of PLN 7 400 thousand. The assets acquired represent 47.44% of the share capital of WFP Hefra S.A. These shares were obtained in July 2002. Following the acquisition of these shares KGHM Metale S.A. owns 90.24% of the share capital of WFP Hefra S.A. The above changes were registered by the register court on 27 August 2002.

II. Reductions in share capital.

- *by KGHM Polska Miedź S.A.*

1) KGHM Metraco sp. z o.o.

On 24 April 2002 the General Meeting of KGHM Metraco Sp. z o.o. resolved to reduce the capital of the company by PLN 200 thousand through the retirement of 400 shares having a nominal value of PLN 500 each, belonging to minority shareholders. Compensation for the retired shares is equal to the book value of the shares as estimated on 31 December 2001. Following registration of this decrease in capital the stake of KGHM Polska Miedź S.A. in the share capital of this company will be increased from 91.75% to 98.96%.

2) DSI S.A.

On 16 July 2002 a decrease in the share capital of this company was registered of PLN 1 584 thousand. The share capital was decreased through a reduction of the per-share nominal value from PLN 100 to PLN 99. This reduction was made for the purpose of recovering part of the equity invested by the shareholder KGHM Polska Miedź S.A. These funds will be recovered by the transfer of property to KGHM Polska Miedź S.A. together with supplementary capital.

- *by DSI S.A.*

KWARCE S.A.

On 21 August 2002 a reduction in the share capital of this company was registered of PLN 3 506 thousand. This capital was reduced through a reduction in the nominal per-share value from PLN 70 to PLN 50. The funds obtained from this reduction in share capital were designated by the General Meeting for coverage of the net loss of PLN 389 thousand, while the remaining amount of PLN 3 117 thousand was transferred to the reserve capital of the company.

III. Restatement of the value of shares pursuant to art. 154 together with art. 624 of the Commercial Partnerships and Companies Code.

1) KGHM Metraco sp. z o.o.

On 15 May 2002 a reduction in share capital was registered for the company of PLN 5 thousand. The capital was reduced by the retirement of 20 shares, belonging to minority shareholders, having a nominal value of PLN 250 each.

2) POL-MIEDŹ TRANS spółka z o.o.

On 20 June 2002 a reduction in share capital was registered for the company of PLN 0.2 thousand. The share capital of Pol-Miedź Trans Sp. z o.o. was reduced by PLN 0.2 thousand through the retirement of 2 shares having a nominal value of PLN 100 each.

IV. The sale of shares

- *by KGHM Polska Miedź S.A.*

1) Cuprum Bank S.A.

On 26 March 2002 KGHM Polska Miedź S.A. transferred ownership rights to 5 234 shares of Cuprum Bank S.A., having a nominal value of PLN 1000 each, to the company Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was based on an agreement signed on 18 September 2001. The assets sold represent 26.2% of the share capital of Cuprum Bank S.A. and grant the right to 29.3% of the votes at the General Meeting. The book value of these shares in the accounts of KGHM Polska Miedź S.A. was PLN 5 234 thousand. The total sale price of these shares was PLN 7 599 thousand. Following this transaction KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.

2) DSI S.A.

On 26 July 2002 KGHM Polska Miedź S.A. sold 357 143 shares of DSI S.A representing 22.54% of the share capital of DSI S.A. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 30 188 thousand. The total sale price of these shares amounts to PLN 30 000 thousand. The above shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.

3) AQUAKONRAD S.A. in liquidation

On 26 July 2002 KGHM Polska Miedź S.A. sold 1 884 478 shares of „AQUAKONRAD S.A. in liquidation", having a nominal value of PLN 42 each. The assets sold represent 90.40% of the share capital of „AQUAKONRAD S.A. in liquidation". The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. The above shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.

The transactions related to the sale of shares of DSI S.A. and of AQUAKONRAD S.A. were executed through the brokerage office of BGŻ S.A.

- *by DSI S.A.*

ZUW sp. z o.o.

On 28 June 2002 DSI S.A. transferred ownership rights to 81% of the shares of ZUW Sp. z o.o. to the company URBEX Spółka z o.o. with its registered head office in Osiek. The nominal value of the shares sold amounts to PLN 5 672 thousand, with a book value of PLN 3 648 thousand and a sale price for these shares of PLN 4 862 thousand. Following the above transaction DSI S.A. owns 19% of the shares of ZUW

Sp. z o.o. The buyer was simultaneously obligated to purchase the remaining shares owned by DSI S.A. by the end of 2004.

V. Other events affecting the structure of the Capital Group.

DKE Oława Sp. z o.o.

On 7 January 2002 an increase in share capital was registered for the company DKE Oława Spółka z o.o. of PLN 380 thousand. DSI S.A. surrendered its right of first refusal for the new shares to SITA POLSKA Sp. z o.o. Following registration the stake of DSI S.A. in the capital of this company fell from 100% to 50.33%. The capital obtained was covered by cash.

VI. Dividends received.

- *by KGHM Polska Miedź S.A.*

In the first half of 2002 KGHM Polska Miedź S.A. received a total of PLN 4 399 thousand in dividends, of which from:

CBJ sp. z o.o.	PLN 1 026 thousand,
POL-MIEDŹ TRANS sp. z o.o.	PLN 2 783 thousand,
FOSROC-KSANTE sp. z o.o.	PLN 590 thousand

- *by DSI S.A.*

In the first half of 2002 DSI S.A. received dividends from PeBeKa S.A. in the amount of PLN 2 604 thousand.

- *by KGHM Metale S.A.*

In the first half of 2002 KGHM Metale S.A. received dividends from PHP „Mercus" sp. z o.o. in the amount of PLN 539 thousand.

VII. Repayable increases granted.

- *by KGHM Polska Miedź S.A.*

In August 2002 KGHM Polska Miedź S.A. granted a repayable increase in share capital to „Energetyka" sp. z o.o. of PLN 1 084 thousand.

- *by DSI S.A.*

In January 2002 DSI S.A. granted a repayable increase in share capital to DKE Spółka z o.o. of PLN 503 thousand. The total amount of this repayable increase amounts to PLN 1 000 thousand (this repayable increase was granted following registration of the increase).

VIII. Return of repayable increases.

In June 2002 KGHM Polska Miedź S.A. received from POL-MIEDŹ TRANS sp. z o.o. PLN 5 000 thousand as a return of a payable increase to share capital.

IX. Other forms of financing Capital Group companies.

- *by KGHM Polska Miedź S.A.*

In the first half of 2002 transactions were entered into between KGHM Polska Miedź SA. and Telefonia DIALOG SA relating to the purchase by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also to the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 1 209 000 thousand. The total value of these transaction is PLN 1 387 078 thousand.

- *by KGHM Metale S.A.*

  In the first half of 2002 transactions were entered into between the Equity Investment Fund KGHM Metale SA and the company Warszawska Fabryka Platerów "Hefra" SA w Warszawie (a subsidiary of KGHM Metale S.A.) relating to the purchase by KGHM Metale S.A. of discount bearer bonds issued by WFP „Hefra" S.A. in the amount of PLN 4 400 thousand, the buy-back by WFP „Hefra" S.A. of bonds in the amount of PLN 10 500 thousand and the rollover of bonds of WFP „Hefra" S.A. in the amount of PLN 7 300 thousand.

- *by DSI S.A.*

  In the first half of 2002 transactions were entered into between DSI S.A. and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of debt securities (the civil law debt bonds of ZM LEGMET) in the amount of PLN 6 200 thousand and the buy-back by ZM LEGMET Sp. z o.o. of debt securities in the amount of PLN 600 thousand. The total value of these transaction is PLN 6 800 thousand.

X. The merger of companies.

- *by DSI S.A.*

  On 6 May 2002 the Management Board of ZM Legmet Sp. z o.o. resolved to merge the company with DFM Zanam Sp. z o.o. The owner of both companies is DSI S.A.

- *by KGHM Metale S.A.*

  On 23 July 2002, based on a court ruling, the company WFP „Hefra" S.A. merged with Lefana Sp. z o.o. through transferance of the assets of Lefana Sp. z o.o. to WFP „Hefra" S.A.

XI. The liquidation of companies.

1) On 28 June 2002 the General Meeting of Naturopak Sp. z o.o. resolved to liquidate the company. DSI S.A. owns 27.5% of the shares.

2) On 15 May 2002 the company LCP Inkubator Przedsiębiorstw S.A. was removed from the National Court of Registration. This action was the result of a decision taken in 1999 to liquidate the company.

The equity commitments of the Company (reflecting equity investments in the first half) as at 30 June 2002 are presented in the table below:

Schemat 1. Capital Group structure as at 30 June 2002


Equity interests of KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H. 100%
CBJ spółka z o.o. 99%
Polkomtel S.A. 20%
"Telefonia DIALOG" S.A. 100%
K.G.H.M. CONGO s.p.r.l. 99%
"Energetyka" Spółka z o.o. 100%
"MIEDZIOWE CENTRUM ZDROWIA" S.A. 100%
"TUW-CUPRUM" 93%
CBPM "CUPRUM" Spółka z o.o. 100%
POL-MIEDŹ TRANS Spółka z o.o. 100%
AQUAKONRAD S.A. (in liq.) 90%
KGHM Metraco Sp. z o.o. 92%
FOSROC KSANTE Spółka z o.o. 30%
PTR S.A. 12%
PTE "EPOKA" S.A. (in liq.) 6%
Dolnośląska Spółka Inwestycyjna S.A. 100%
PeBeKa S.A. 100%
ZANAM Spółka z o.o. 100%
INOVA Centrum Inowacji Technicznych Spółka z o.o. 100%
ZM LEGMET Spółka z o.o. 100%
"INTERFERIE" Spółka z o.o. 100%
Zakład Usług Wielobranżowych Spółka z o.o. 19%
Zakład Wyrobów Gumowych Spółka z o.o. 100%
"KWARCE" S.A. 99%
DKE Spółka z o.o. 50%
NATUROPAK Spółka z o.o. in liq. 28%
"AGREA-LUBIN" S.A. in org. 49%
Fundusz Inwestycji Kapitałowych KGHM Metale S.A. 100%
HEFRA S.A. 90%
Walcownia Metali Nieżelaznych Spółka z o.o. 64%
POLSKIE CENTRUM PROMOCJI MIEDZI S.A. 65%
PHP MERCUS Spółka z o.o. 46%
Walcownia Metali "ŁABĘDY" S.A. 34%
TELEWIZJA FAMILIJNA S.A. 12%
HUTA GLIWICE S.A. < 1%

2. Employment

The level and structure of employment in the Capital Group is presented below.

Table 1. Employment and its structure as at end of period.

	Description	Average employment in H1 2002	Average employment in H1 2001
I.	**TOTAL EMPLOYMENT**	**27 141**	**27 712**
1.	Total workers:	27 048	27 545
a.	white collar	7 945	7 929
b.	blue collar	19 103	19 616
2.	Trainees	25	69
3.	Persons on temporary contracts		3
4.	Persons on maternity or unpaid leave.	68	95

The highest level of employment (as at 30 June 2002) was noted in the following companies of the Group:

- KGHM Polska Miedź S.A. – 18 388,
- PeBeKa S.A. – 1 644,
- Pol – Miedź Trans sp. z o.o. – 1 503,
- Telefonia Dialog S.A. – 1 214.

3. Activities of Capital Group entities.

Entities subject to consolidation in the first half of 2002 by the KGHM Polska Miedź S.A. Capital Group carry out manufacturing and services activities in the following areas:

Table 2. Activities of Capital Group entities.

	Name of entity	Segments of activity
1.	2.	3.
I.	**Production of copper and goods**	
1.	KGHM Polska Miedź S.A.	extraction and processing of copper and precious metals
2.	KGHM CONGO sprl	copper and cobalt extraction services
3.	Walcownia Metali Nieżelaznych Spółka z o.o.	non-ferrous metals processing
4.	Walcownia Metali Łabędy S.A.	non-ferrous metals processing
II.	**Investment activities**	
1.	Dolnośląska Spółka Inwestycyjna S.A.	investment activities
2.	Fundusz Inwestycji Kapitałowych KGHM Metale S.A.	investment activities
III.	**Mining construction**	
1.	PeBeKa S.A.	underground mine construction; building of roadway and railway tunnels
IV.	**Handel**	
1.	KGHM Polish Copper Ltd.	trading of copper and copper products

2.	KGHM Kupferhandelsges m.b.H.	trading of copper and copper products
3.	KGHM Metraco Spółka z o.o.	trading of metals, chemicals, copper slag
4.	PHP Mercus Spółka z o.o.	trade, production of bundled electrical cables
V.	**Mechanics**	
1.	ZM Legmet Spółka z o.o.	production of machinery and mining equipment, metals casting
2.	DFM ZANAM Spółka z o.o.	production of machinery for mining and construction and the repair of mining machinery and equipment
3.	ZUW Spółka z o.o.	production and repair of mining machinery
VI.	**Energy**	
1.	ENERGETYKA Spółka z o.o.	production, distribution and sale of electrical and heating energy
2.	ENERGOMEDIA Spółka z o.o.	production, distribution and sale of electrical and heating energy
VII.	**Services**	
1.	INTERFERIE Spółka z o.o.	tourism, hotel and spa services
2.	„*MIEDZIOWE CENTRUM ZDROWIA*" S.A.	medical services
3.	POL-MIEDŹ TRANS Spółka z o.o.	transportation services
4.	DKE OŁAWA Spółka z o.o.	management of metallic and non-metallic waste and of defective materials
5.	Telefonia Dialog S.A.	telecommunications services
VIII.	**R&D activities**	
1.	CBPM „CUPRUM" Spółka z o.o.	R&D activities
2.	CBJ spółka z o.o.	technical research and analysis
3.	Zakład Doświadczalny Spółka z o.o.	technical research and analysis (certification of machinery and equipment, consulting)
IX.	**Other types of production**	
1.	AQUAKONRAD S.A. in liquidation	production of mineral water and non-alcoholic beverages
2.	Zakład Wyrobów Gumowych Spółka z o.o.	production of goods from rubber and artificial materials
3.	„KWARCE" S.A.	production of goods from other non-metallic raw materials, where elsewhere unclassified
4.	NATUROPAK Spółka z o.o. w likwidacji	production of packaging from paper, cardboard and other paper articles, production of machinery for the paper industry
5.	HEFRA S.A.	production and sale of non-wooden, silver-plated and semi-silver-plated table settings
6.	LEFANA Spółka z o.o.	production and sale of non-wooden, silver-plated and semi-silver-plated table settings
7.	AGREA – LUBIN S.A. in organisation	growing of fruits and vegetables, activities connected with horticultural production.
8.	FOSROC KSANTE Spółka z o.o.	production of organic and non-organic chemicals, glues
X.	**Copper promotion**	
1.	POLISH COPPER PROMOTION CENTER S.A.	promotion of copper products and applications

II. Financial results.

1. Balance sheet: assets

During the first half of 2002 the balance sheet total increased by PLN 179 419 thousand, i.e. by 2.3%.

Table 3. Assets and their structure as at end of period (in '000 PLN)

	31.12.2001	30.06.2001	**30.06.2002**	Share (%)	31.12.2001=100%
Fixed assets	5 920 420	5 914 709	**5 951 458**	74.0	100.5
Intangible assets	606 595	818 452	**578 031**	7.2	95.3
Goodwill of subordinated entities	-	112 609	**-**		
Tangible fixed assets	4 522 046	4 148 269	**4 542 626**	56.5	100.5
Long term debtors	3 898	4 371	**3 886**	0.0	99.7
Long term investments	619 800	615 068	**623 477**	7.8	100.6
Long term prepayments	168 081	215 940	**203 438**	2.5	121.0
Current assets	1 943 204	2 087 547	**2 091 585**	26.0	107.6
Inventory	998 836	1 021 742	**1 080 821**	13.4	108.2
Short term debtors	579 687	509 391	**597 735**	7.4	103.1
Short term investments	322 698	477 230	**321 487**	4.1	99.6
Short term prepayments	41 983	79 184	**91 542**	1.1	x 2.2
Total assets	7 863 624	8 002 256	**8 043 043**	100.0	102.3

The main cause for the increase in balance sheet totals was the 7.6% increase in current assets.

This item was decisively impacted by the level of inventory. The increase in inventory is mainly due to the situation in KGHM Polska Miedź S.A., and in particular to the higher volume of semi-product and of copper and silver products inventory. The inventory of anode copper in KGHM Polska Miedź S.A. has a major impact, the volume of which has increased 51% since the beginning of the year in connection with the maintenance downtime of the Głogów II smelter. During the period of this maintenance from July to September, and also after its completion, a systematic fall in the anode inventory is anticipated.

Fixed assets represent the vast majority of total assets, and are mainly composed of tangible fixed assets, while current assets represent only 27.4%.

During the current year changes were made in the presentation of the telecommunications services licenses. In prior periods these licenses were recognised under prepayments. In order to retain balance sheet comparability, the data for prior periods has been restated. Currently the value of the license of Telefonia DIALOG S.A. is recognised under intangible assets, and is the main component of this item.

In the first half of 2002 there were visible changes in long and short term prepayments.
The increase in long term prepayments was mainly caused by an increase in the deferred tax asset by PLN 34 329 thousand. The following factors had the largest impact on the deferred tax asset:

- the provision for future employee benefits – PLN 48 808 thousand,
- the short term provision for wages – PLN 40 195 thousand,
- the revaluation of derivative transactions – PLN 13 181 thousand,
- depreciation – PLN 9 027 thousand, and
- exchange rate differences – PLN 5 147 thousand.

Short term prepayments were mainly impacted by:

- the write-off for the company social fund (ZFŚS) – PLN 24 886 thousand, and
- settlement of wages – PLN 8 994 thousand.

2. Balance sheet: shareholders' funds and liabilities

Under shareholders' funds and liabilities the most significant increase – by PLN 60 872 thousand – may be observed in provisions for liabilities. The most important items impacting provisions are:

- the deferred tax provision – PLN 118 496 thousand,
- the provision for retirement and related benefits – PLN 692 172 thousand, and
- the provision for mine closure costs – PLN 247 757 thousand.

Provisions are mainly impacted by liabilities due to short term bank loans. At the end of June 2002 these amounted to PLN 2 116 483 thousand. Most of this is in the form of bank loans drawn by the dominant entity KGHM Polska Miedź S.A.

The table below shows the sources for financing assets.

Table 4. Shareholders' funds and liabilities and their structure, as at end of period (in '000 PLN)

	31.12.2001	30.06.2001	**30.06.2002**	Share (%)	31.12.2001=100%
Shareholders' funds	3 220 997	3 981 911	**3 186 613**	39.6	98.9
Share capital	2 000 000	2 000 000	**2 000 000**	24.9	100.0
Reserve capital	1 423 463	1 407 966	**1 227 680**	15.3	86.2
Revaluation reserve capital	744 149	758 536	**759 869**	9.4	102.1
Other reserve capital	510	510	**648**	0.0	127.1
FX differences from conversion of subord. entities	17 755	16 950	**20 120**	0.3	113.3
Profit (loss) from prior years	(222 210)	(208 968)	**(757 892)**	(9.4)	x 3.4
Net profit (loss)	(742 670)	6 917	**(63 812)**	(0.8)	8.6
Minority interest	15 447	17 764	**18 312**	0.2	118.5
Negative goodwill of subordinated entities	1 216	1 950	**712**	0.0	58.6
Liabilities and provisions for liabilities	4 625 964	4 000 631	**4 837 406**	60.1	104.6
Provisions for liabilities	1 161 661	927 933	**1 222 533**	15.2	105.2
Long term liabilities	253 878	280 346	**272 223**	3.4	107.2
Short term liabilities	3 136 787	2 442 600	**3 136 212**	39.0	100.0
Accruals and deferred income	73 638	349 752	**206 438**	2.6	x 2.8
Total shareholders' funds and liabilities	7 863 624	8 002 256	**8 043 043**	100.0	102.3

In the first half of 2002 there were no important changes in the means of financing assets. This shows the stability of the assets financing structure, and is confirmed by the lack of major changes in the assets financing ratios.

Table 5. Assets financing ratios

	31.12.2001	30.06.2001	**30.06.2002**
Level of assets coverage by equity	0.4	0.5	0.4
Level of fixed assets coverage by equity	0.5	0.7	0.5
Level of fixed assets coverage by long term capital	0.8	0.9	0.8
Level of current assets coverage by short term liabilities	1.6	1.2	1.5

3. Profit and loss account

The Capital Group noted a net loss in the first half of 2002. With respect to the comparable prior period, there were also changes in items from the profit and loss account.

Basic elements of the profit and loss account are presented in the table below:

Table 6. Profit and loss account

	I-VI 2001	I-VI 2002	I-VI 2001=100%
Revenues from the sale of products, goods and mat.	2 578 333	**2 493 261**	96.7
Costs of products, goods and materials sold	2 469 672	**2 367 030**	95.8
Profit (loss) from sales	108 661	**126 231**	116.2
Other operating income	16 410	**85 764**	x 5.2
Other operating costs	46 193	**104 707**	x 2.3
Operating profit (loss)	78 878	**107 288**	136.0
Financial income	236 331	**101 380**	42.9
Financial costs	252 916	**228 287**	90.3
Profit (loss) on sale of all or part of shares in subord. entities	121	**(1 016)**	x
Profit (loss) before extraordinary items and taxation	62 414	**(20 635)**	x
Result on extraordinary items	(1 408)	**1 292**	x
Goodwill write-off of subordinated entities	(12 730)	**-**	-
Negative goodwill write-off of subordinated entities	724	**486**	67.1
Profit (loss) before taxation	49 000	**(18 857)**	x
Taxation	44 809	**45 732**	102.1
Share in net profits (losses) of sub. entities valued by equity method	2 197	**1 484**	67.5
Minority (profits) losses	529	**(707)**	x
Net profit (loss)	6 917	**(63 812)**	x

Revenues from sales for the Capital Group in the current period were 3.3% lower than in the comparable prior period. The major cause for this was the fall in copper prices by 7.4%, resulting in lower revenues for KGHM Polska Miedź S.A. These lower revenues, due to the fall in copper prices, were partially compensated for by the increase in the copper sales volume by 2.2% and silver by 7.5%, and by appreciation of the USD by 1.1%.

Due to these lower revenues, actions taken in the first half of 2002 in the Capital Group were aimed at lowering the operating costs of individual entities. Among the effects of this rationalisation of costs was a lowering of general administrative costs of the entire Capital Group by 10%, or by PLN 30 830 thousand. Thanks to this policy of the Management Board of KGHM Polska Miedź S.A. and the management boards of subsidiaries, despite unfavorable external factors, the Capital Group noted a 16.2% better result on sales versus the comparable prior period.

The Capital Group noted a significant increase in costs and income of other operating activities versus the comparable prior period.
The result on other operating income was mainly impacted by:
- the release of provisions of PLN 20 791 thousand, and
- the adjustment to the real estate tax from prior years, in the amount of PLN 44 756 thousand.

The high level of other operating costs was mainly due to:
- the creation of provisions of PLN 76 844 thousand, and
- the write-off of doubtful debtors in the amount of PLN 11 354 thousand.

Financial activities income and costs have a major impact on the results of the Capital Group.
In the current year there was a 35% increase in Capital Group debt servicing costs. This is related to a deterioration in credit conditions and to an increase in debt. Another major item is that of costs related to negative exchange rate differences. In the first half of 2002 these costs amounted to PLN 60 923 thousand.

As a result of the negative result on financial activities, the Capital Group noted a loss on economic activities and a net loss.

The above net result is composed of the following:

The result of the dominant entity – a profit	***PLN 102 715 thousand***
The results of subsidiary entities – an excess of losses over profits	***(PLN 154 229 thousand)***
of which the net loss of Telefonia DIALOG S.A.	*(PLN 154 962 thousand)*
The share in the results of associated entities - a profit	***PLN 337 thousand***
The result on consolidation adjustment	***(PLN 12 635 thousand)***
of which	
- exchange rate differences from conversion	*PLN 6 838 thousand*
- dividends from subsidiaries and associates	*(PLN 7 542 thousand)*
- interest on debt bills transferred to fixed assets under construction	*(PLN 5 656 thousand)*
- cancellation of reversal of permanent diminution in value of shares of WMN	*(PLN 3 000 thousand)*
- other adjustments	*(PLN 3 275 thousand)*

4. Capital Group financial ratios

The activities of the Capital Group in the current year have been unprofitable. Basic ratios are presented in the table below:

Table 7. Capital Group financial ratios

	I-VI 2001	**I-VI 2002**
ROA – return on assets (%)	0.1	(0.8)
ROE – return on equity (%)	0.2	(2.0)

Despite this deterioration in Capital Group profitability, liquidity ratios slightly improved as compared to the end of 2001. However, the level of indebtedness slightly increased. This shows that Group liquidity stabilised in the first half of 2002.

Table 8. Liquidity ratios and debt level of Capital Group

	2001	I-VI 2001	**I-VI 2002**
Current liquidity	0.6	0.9	0.7
Quick liquidity	0.3	0.4	0.3
Debt ratio (%)	58.8	50.0	60.1

III. Principles applied in preparation of the consolidated half-year financial report

The consolidation procedures of the Capital Group.

Organisational procedures:

1. At each balance sheet date the dominant entity determines the composition and structure of the Capital Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, co-ownership or a significant level of influence was assumed, to the date on which control, co-ownership or the significant level of influence was lost,
3. Consolidation does not include subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994,
4. Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Capital Group. Data from entities applying different accounting principles are restated in accordance with principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,
7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the subsidiaries expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, agree upon mutual transactions for the period and mutual settlements at the balance sheet date.

Methodological procedures.

Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and of consolidation exclusions and adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Capital Group, and after consolidation exclusions,
- shares in associates, shares in subsidiaries of a different business type, and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

Consolidation adjustments

Goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date control over these subsidiaries was assumed, being either goodwill or negative goodwill, is subject to write-off to the consolidated profit and loss account.

Goodwill is written off based on the straight line method over five years, starting the month the control was assumed. In individually justifiable cases write-offs are done over 20 years time,

- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above,

Exclusions from consolidation

- adjustment of shares in associates valued by the equity method by the amount of equity increase or decrease in this entity by the investor, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies into Polish currency,
- exclusion of the turnover in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Capital Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of mutual debtors and liabilities of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Capital Group,
- exclusion from equity of the minority interest.

The Report on the activities of the KGHM Polska Miedź S.A. Capital Group in the first half of 2002 is presented by the Management Board of the Dominant Entity, comprised of:

President of the Management Board	Stanisław Speczik	....
First Vice President of the Management Board	Stanisław Siewierski	....
Vice President of the Management Board	Witold Bugajski	....
Vice President of the Management Board	Grzegorz Kubacki	....
Vice President of the Management Board	Jarosław Andrzej Szczepek	....

Lubin,30 September 2002